Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

TEMPO AUTOMATION, INC.,

ASPEN ACQUISITION SUB, INC.,

COMPASS AC HOLDINGS, INC.,

AND

COMPASS GROUP DIVERSIFIED HOLDINGS LLC,

AS SELLERS REPRESENTATIVE

OCTOBER 13, 2021

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(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

Annex

A	Certain Defined Terms

Schedules

A-1	Consents
A-2	Notices
B	Allocation Schedule
C	Access to Employees
D	Terminated Agreements
E	Company Transaction Bonus Pool
F	Buyer Retention Pool
G	Indemnification Matters
H-1	Non-Compete Parties
H-2	Non-Solicit Parties
I	Permitted Liens

Exhibits

A	Form of Joinder Agreement
B	Form of Option Surrender Agreement
C	Form of Certificate of Merger
D	Form of Payoff Letter
E	Form of Letter of Transmittal
F	Form of Escrow Agreement
G	Reference Statement
H	Form of Resignation Letters
I-1	Form of Non-Competition and Non-Solicitation Agreement
I-2	Form of Non-Solicitation Agreement
I-3	Form of Separation Agreement
I-4	Form of Consulting Agreement
J	Form of Suitability Documentation

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of October 13, 2021 (the “Agreement Date”), by and among TEMPO AUTOMATION, INC., a Delaware corporation (“Buyer”); ASPEN ACQUISITION SUB, INC., a Delaware corporation and wholly owned direct subsidiary of Buyer (“Merger Sub”), COMPASS AC HOLDINGS, INC., a Delaware corporation (the “Company”); and COMPASS GROUP DIVERSIFIED HOLDINGS LLC, a Delaware limited liability company solely in its capacity as the representative of the Selling Securityholders (in its capacity as such, the “Sellers Representative”). Capitalized terms used but not otherwise defined in this Agreement shall have the respective meanings ascribed to them in Annex A.

RECITALS

WHEREAS, each of the board of directors of Buyer and Merger Sub has (a) determined that this Agreement and the transactions contemplated by this Agreement (collectively, the “Transactions”), including (i) the acquisition of the Company by Buyer, by means of a statutory merger of Merger Sub with and into the Company, pursuant to which the Company would survive and become a wholly owned Subsidiary of Buyer (the “Merger”), on the terms and subject to the conditions set forth in this Agreement, and (ii) the issuance of SPAC Common Stock to the Selling Securityholders pursuant to this Agreement, are advisable and in the best interests of itself and its stockholders, and (b) approved, adopted and declared advisable this Agreement and the Transactions;

WHEREAS, the board of directors of the Company (the “Board”) has (a) determined that this Agreement and the Transactions are advisable and fair to, and in the best interests of, the Company and the stockholders of the Company, (b) approved, adopted and declared advisable this Agreement and the Merger, (c) directed that this Agreement be submitted to the Company Stockholders for its adoption and (d) recommended that this Agreement be adopted by the Company Stockholders;

WHEREAS, immediately following the execution and delivery of this Agreement by the parties hereto, and in any event on the Agreement Date, the Company shall have delivered to Buyer the written consent of Company Stockholders representing not less than a majority of the outstanding number of shares of Company Stock as of immediately prior to the Effective Time (voting together as a single class where (a) each share of the Series A Common Stock shall be worth one (1) vote and (b) each share of the Series B Common Stock shall be worth ten (10) votes), in each case, in favor of (i) this Agreement and the Transactions, and (ii) a waiver of any prior written notice requirement in connection with the Transactions (collectively, the “Company Stockholder Approval”);

WHEREAS, in connection with the execution of this Agreement and as an inducement for Buyer and Merger Sub to enter into this Agreement, (a) each of the Non-Compete Parties has executed a Non-Competition and Non-Solicitation Agreement, effective as of the Closing, (b) each of the Non-Solicit Parties has executed a Non-Solicitation Agreement, effective as of the Closing, (c) each of the Terminating Employees has executed a Separation Agreement, effective as of the Closing; (d) the Consulting Employee has executed a Consulting Agreement, effective as of the Closing; (e) each Selling Securityholder has executed a Joinder Agreement (in each case in the form attached hereto as Exhibit A) and each such Joinder Agreement has been executed by Buyer; (f) each Company Stockholder has executed Suitability Documentation; (g) each Optionholder has executed an option surrender agreement in the form attached hereto as Exhibit B (“Option Surrender Agreement”), effective as of the Closing; and (h) each Company Stockholder has delivered to Buyer an executed IRS Form W-9; and

NOW, THEREFORE, in consideration of the mutual agreements, covenants and other premises set forth herein, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereby agree as follows:

ARTICLE I

THE MERGER

1.1 Merger. At the Effective Time and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation and as a wholly owned Subsidiary of Buyer. The surviving entity after the Merger is sometimes referred to hereinafter as the “Surviving Entity.”

1.2 Effective Time. At the Closing, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger in the form attached hereto as Exhibit C (the “Certificate of Merger”), with the Secretary of State of the State of Delaware, in accordance with the terms and conditions of the DGCL. The Merger shall become effective at the time that the Certificate of Merger is filed and accepted by the Secretary of State of the State of Delaware in accordance with the DGCL, or at such later time which the parties hereto shall have agreed in writing and specified in the Certificate of Merger as the effective time of the Merger (the “Effective Time”).

1.3 General Effects of the Merger.

(a) At the Effective Time, the Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL and all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Entity, and all debts, Liabilities and duties of the Company and Merger Sub shall become the debts, Liabilities and duties of the Surviving Entity, and the Surviving Entity shall be a wholly-owned Subsidiary of Buyer.

(b) Without limiting the generality of the foregoing, at and as of the Effective Time:

(i) Certificate of Incorporation. The certificate of incorporation of the Company in effect immediately prior to the Effective Time shall be amended and restated in the form of the amended and restated certificate of incorporation attached as Exhibit A to the Certificate of Merger, and shall be the certificate of incorporation of the Surviving Entity as of the Effective Time.

(ii) Bylaws. The bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Entity as of the Effective Time, until thereafter amended in accordance with applicable Law (with the name of the Company as the Surviving Entity’s name).

(iii) Directors. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Entity immediately after the Effective Time, each to hold the office in accordance with the applicable provisions of the DGCL and the certificate of incorporation and bylaws of the Surviving Entity until their successors are duly elected or appointed and qualified or their earlier death, resignation or removal.

(iv) Officers. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Entity immediately after the Effective Time, each to hold office in accordance with the applicable provisions of the DGCL and the bylaws of the Surviving Entity.

1.4 Closing. Unless this Agreement is earlier terminated pursuant to Section 10.1, the closing of the Transactions, including the consummation of the Merger pursuant to Section 1.2 above (the “Closing”), shall take place immediately following, and on the same day as, the closing of the SPAC Transaction, or on such other date and/or time as Buyer and the Sellers Representative may agree in writing, by electronic means of communication and shall be conditioned on the satisfaction or waiver in writing of the conditions set forth in Article VIII hereof (except for those conditions that, by their nature, are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing). The date upon which the Closing actually occurs shall be referred to herein as the “Closing Date.”

1.5 Closing Deliverables.

(a) At or prior to the Closing, as applicable, the Company will deliver (or cause to be delivered) to Buyer:

(i) all necessary consents, waivers and approvals of parties, in a form reasonably acceptable to Buyer, in each case, to any Contract set forth on Schedule A attached hereto;

(ii) evidence reasonably satisfactory to Buyer that the Company has sent the Notices;

(iii) the Escrow Agreement duly executed and delivered by the Sellers Representative; and

(iv) an executed payoff letter with respect to all Indebtedness of the Acquired Companies set forth on Section 1.5(a)(iv) of the Company Disclosure Schedule (the “Payoff Indebtedness”) owed to Compass Group Diversified Holdings LLC, in substantially the form attached hereto as Exhibit D, providing for (x) the full and final satisfaction of such Indebtedness as of the Closing Date and (y) the termination and release of any Liens related thereto granted by, or that otherwise relate to any of the assets of, the Acquired Companies (the “Payoff Letter”).

(b) At or prior to the Closing, as applicable, Buyer will deliver (or cause to be delivered) to the Company:

(i) the Escrow Agreement duly executed and delivered by Buyer; and

(ii) the Registration Rights Agreement, duly executed and delivered by the SPAC.

1.6 Tax Treatment. Except as may be required pursuant to a “determination” (as defined in Section 1313 of the Code or any similar provision of U.S. state, local, or non-U.S. Tax Law), the parties hereto agree to treat, and no party shall take any action or filing position inconsistent with treating, the purchase of the Company Stock for U.S. federal and applicable state and local Income Tax purposes as a taxable sale or exchange of the Company Stock subject to Section 1001 of the Code and any corresponding provision under applicable U.S. state or local Tax Law.

ARTICLE II

PURCHASE PRICE; EFFECT ON COMPANY SECURITIES

2.1 Effect of the Merger on the Company Securities of the Constituent Corporations.

(a) Effect on Company Stock. At the Effective Time, by virtue of the Merger and without any further action on the part of Buyer, Merger Sub, the Company or the Company Stockholders, upon the terms and subject to the terms and conditions set forth in Section 2.3 and throughout this Agreement, each share of Company Stock (other than any Cancelled Shares and Dissenting Shares) that is issued and outstanding immediately prior to the Effective Time shall be cancelled and extinguished and shall be converted automatically into the right to receive upon the due delivery to the Paying Agent of a duly executed Letter of Transmittal in the manner set forth in Section 2.3, (i) an amount in cash, without interest, equal to the Per Share Adjusted Cash Consideration, (ii) a number of shares of SPAC Common Stock equal to the Per Share Stock Consideration, (iii) the number of Post-Closing SPAC Shares, if any, required to be issued with respect to such share of Company Stock to the Person who was the holder thereof as of immediately prior to the Effective Time in accordance with Section 2.7, (iv) any cash disbursements required to be made in connection with the Post-Closing Excess Amount (if any) with respect to such share of Company Stock to the Person who was the holder thereof as of immediately prior to the Effective Time, without interest, in accordance with Section 2.12, (v) any cash disbursements required to be made in connection with the Remaining Escrow Amount (if any) with respect to such share of Company Stock to the Person who was the holder thereof as of immediately prior to the Effective Time, without interest, in accordance with Section 2.12, (vi) any cash disbursements required to be made from the Sellers Representative Reserve Fund with respect to such share of Company Stock to the Person who was the holder thereof as of immediately prior to the Effective Time, without interest, in accordance with Section 2.14, and (vii) any Tax Refund Amount required to be made with respect to such share of Company Stock to the Person who was the holder thereof as of immediately prior to the Effective Time, without interest, in accordance with Section 6.2(b).

(b) Effect on Company Options.

(i) No Company Options shall be assumed, substituted or continued by Buyer, the Company or any of their respective Affiliates in connection with the Transactions. Each Company Option outstanding and unexercised as of immediately prior to the Effective Time shall be cancelled and converted automatically into the right of the holder thereof to receive with respect to each share of Company Stock subject thereto, (i) an amount in cash, without interest, equal to (A) the Per Share Adjusted Cash Consideration for each share of Company Stock issuable upon the exercise in full of such Company Option, minus, (B) an amount in cash equal to the per share exercise price of such Company Option (the “Option Cash Payment”); (ii) a number of shares of SPAC Common Stock equal to the Per Share Stock Consideration (the “Option Stock Consideration”); (iii) the number of Post-Closing SPAC Shares, if any, required to be issued with respect to such Company Option to the Person who was the holder thereof as of immediately prior to the Effective Time in accordance with Section 2.7, (iv) any cash disbursements required to be made in connection with the Post-Closing Excess Amount (if any) with respect to such Company Option to the Person who was the holder thereof as of immediately prior to the Effective Time, without interest, in accordance with Section 2.12, (v) any cash disbursements required to be made in connection with the Remaining Escrow Amount (if any) with respect to such Company Option to the Person who was the holder thereof as of immediately prior to the Effective Time, without interest, in accordance with Section 2.12, (vi) any cash disbursements required to be made from the Sellers Representative Reserve

Fund with respect to such Company Option to the Person who was the holder thereof as of immediately prior to the Effective Time, without interest, in accordance with Section 2.14, and (vii) any Tax Refund Amount required to be made with respect to such Company Option to the Person who was the holder thereof as of immediately prior to the Effective Time, without interest, in accordance with Section 6.2(a)(iii). The Option Cash Payment in respect of any such Company Options to be paid to Employee Optionholders who have delivered a duly executed Option Surrender Agreement shall be made promptly (but in no event later than the later of (A) five (5) Business Days following the Closing Date, and (B) the date of the first regular payroll cycle of the Acquired Companies following the Closing Date) through the payroll processing system of an Acquired Company in accordance with standard payroll practices net of applicable Tax withholding and deductions (including any applicable Tax withholding and deductions with respect to the Option Stock Consideration payable to such Optionholder). The Option Cash Payment in respect of any such Company Options to be paid to Non-Employee Optionholders who have delivered a duly executed Option Surrender Agreement and, to the extent required by the Paying Agent, a properly completed Letter of Transmittal, in each case at least three (3) Business Days prior to the Closing, shall be made, or caused to be made, by Buyer promptly following the Closing (and in any event, no more than five (5) Business Days after the Closing) (for the avoidance of doubt, no withholding or deductions shall be made with respect to such Option Cash Payment, except to the extent required by appliable Law). Buyer shall cause the SPAC Common Stock that constitutes the Option Stock Consideration in respect of any such Company Options to be issued by the SPAC (or its transfer agent) within five (5) Business Days after the Closing Date. For the avoidance of doubt, any such Optionholder’s right to receive any payments hereunder shall be conditioned on such Optionholder first delivering to the Buyer or the Surviving Entity, a properly completed Option Surrender Agreement.

(ii) At or prior to the Effective Time, the Board or applicable committee of the Board shall terminate the Company Equity Plans effective at the Effective Time and shall approve the settlement and treatment of the Company Options and take all actions necessary to effect the transactions anticipated by this Section 2.1 under any Contract applicable to any Company Option as provided under this Section 2.1.

(iii) To the extent applicable, any allocable portion of the consideration payable in respect of Company Options pursuant to this Section 2.1 to be made following the Effective Time shall be paid in a manner that satisfies Regulation Section 1.409A-3(i)(5)(iv) of the Code, to the extent necessary to satisfy the requirements of Section 409A of the Code.

(c) Effect on Capital Stock of Merger Sub. At the Effective Time, by virtue of the Merger, each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one (1) validly issued, fully paid and non-assessable share of common stock, par value $0.0001 per share, of the Surviving Entity.

(d) Treasury Stock and Buyer Owned Stock. At the Effective Time, by virtue of the Merger, each share of Company Stock held by the Company or Buyer (or any direct or indirect wholly owned Subsidiary of the Company or Buyer) immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof or the right to receive any consideration therefor (such shares, the “Cancelled Shares”).

2.2 Payments and Share Issuances.

(a) As soon as reasonably practicable following the Closing, but in no event later than one (1) Business Day following the Closing, Buyer shall transfer, by wire transfer of immediately available funds:

(i) to the Paying Agent, an amount in cash equal to (A) the number of shares of Company Stock outstanding as of immediately prior to the Closing multiplied by the Per Share Adjusted Cash Consideration plus (B) the aggregate amount of the Option Cash Payment payable to the Non-Employee Optionholders pursuant to Section 2.1(b);

(ii) to the applicable Acquired Company, an amount in cash equal to the aggregate amount of the Option Cash Payment payable to the Employee Optionholders pursuant to Section 2.1(b);

(iii) to each Person (if any) identified on the Allocation Schedule as a payee of any Closing Third Party Expenses, the amount of the Closing Third Party Expenses set forth opposite such Person’s name on the Allocation Schedule, to the account of such Person as set forth in the Allocation Schedule;

(iv) to each Person (if any) identified on the Allocation Schedule as a holder of any Payoff Indebtedness, the amount of the Closing Indebtedness Amount set forth opposite such Person’s name on the Allocation Schedule, to the account of such Person as set forth in the Allocation Schedule;

(b) Promptly following the Closing, and in any event no more than one (1) Business Day after the Closing, (i) Buyer shall deposit, or shall cause the Paying Agent to deposit, by wire transfer of immediately available funds, the Adjustment Escrow Amount into the Escrow Account in accordance with the Escrow Agreement, and (ii) Buyer shall deposit, or shall cause the Paying Agent to deposit, by wire transfer of immediately available funds, an amount equal to the Sellers Representative Reserve Fund with the Sellers Representative into an account designated by the Sellers Representative;

(c) With respect to each Company Stockholder, within five (5) Business Days after the later of the Closing Date and the delivery of a properly completed Letter of Transmittal to the Paying Agent by such Company Stockholder in accordance with Section 2.3, Buyer shall cause the SPAC (or its transfer agent) to issue to such Company Stockholder, the number of shares of SPAC Common Stock equal to (A) the number of shares of Company Stock held by such Company Stockholder as of immediately prior to the Closing multiplied by (B) the Per Share Stock Consideration;

(d) No interest will be paid or will accrue for the benefit of the Company Stockholders or the Company’s lenders, service providers or other creditors on any Seller Consideration or any other amounts payable to the Company Stockholders under this Agreement.

(e) Notwithstanding anything to the contrary herein, solely in the event that the payment by Buyer for any Payoff Indebtedness is not received by the holder of such Payoff Indebtedness on the Closing Date and is received by such holder after the Closing Date, then (i) pursuant to the terms and conditions of the Payoff Letter, all Liens securing such Payoff Indebtedness shall not be terminated, released or discharged until such time as such holder has received the full amount of such Payoff Indebtedness pursuant to the terms and conditions of the Payoff Letter and (ii) in no event shall the Company, the Seller Representative or any Selling Securityholder be in breach (or considered to be in breach) of any representation, warranty, covenant or agreement in this Agreement or any Related Agreement or any closing condition set forth in Article VIII not be satisfied (or considered to not be satisfied) solely with respect to and as a result of any Liens securing any Payoff Indebtedness not being terminated, released or discharged at or prior to the Closing.

2.3 Payment Procedure.

(a) As promptly as reasonably practicable following the Agreement Date, Buyer shall enter into a paying agent agreement (in form and substance reasonably acceptable to the Sellers Representative) pursuant to which, among other things, it will appoint the Paying Agent (the “Payments Administration Agreement”).

(b) No later than thirty (30) days prior to the Closing Date, Buyer shall cause the Paying Agent to deliver a letter of transmittal substantially in the form attached hereto as Exhibit E (the “Letter of Transmittal”) to each Company Stockholder and, to the extent required for payment by the Paying Agent, Non-Employee Optionholder at the address set forth opposite each such Person’s name on the Allocation Schedule or at the email address for such Company Stockholder or Non-Employee Optionholder (as applicable), if any, provided by the Company to the Buyer for the purposes of delivery of the Letter of Transmittal by the Paying Agent to such Company Stockholder or Non-Employee Optionholder (as applicable) by email.

(c) As promptly as practicable (but in no event later than five (5) Business Days) following receipt by the Paying Agent of a Letter of Transmittal, duly completed and executed by a Company Stockholder in accordance with the instructions thereto, together with any certificate evidencing the shares of Company Stock (a “Stock Certificate”) being transmitted by such Company Stockholder thereby, Buyer shall cause the Paying Agent to pay to such Company Stockholder the cash amount payable to such holder at the Closing pursuant to Section 2.1(a)(i) as set forth opposite such holder’s name in the Allocation Schedule (such amount, for the avoidance of doubt, to exclude such holder’s contribution to the Escrow Account and the Sellers Representative Reserve Fund as set forth on the Allocation Schedule) with respect to such shares of Company Stock; provided, that such payment shall be made to such Company Stockholder as soon as practicable following the Closing, but in no event later than five (5) Business Days following the Closing, if such Company Stockholder has delivered a duly completed and executed Letter of Transmittal at least three (3) Business Days prior to the Closing Date. As soon as reasonably practicable following the Closing, but in no event later than five (5) Business Days following the Closing, Buyer shall cause the Paying Agent to pay to each Non-Employee Optionholder who has delivered a duly executed Option Surrender Agreement and, to the extent required by the Paying Agent, a properly completed Letter of Transmittal, in each case at least three (3) Business Days prior to the Closing Date the Option Cash Payment payable to such holder at the Closing pursuant to Section 2.1(b)(i) as set forth opposite such holder’s name in the Allocation Schedule (such amount, for the avoidance of doubt, to exclude such holder’s contribution to the Escrow Account and the Sellers Representative Reserve Fund as set forth on the Allocation Schedule), with respect to the Company Options held by such Non-Employee Optionholder; provided, that if a duly executed Option Surrender Agreement and, to the extent required by the Paying Agent, a properly completed Letter of Transmittal, is delivered by such Non-Employee Optionholder less than three (3) Business Days prior to the Closing Date, then Buyer shall cause the Paying Agent to pay such Option Cash Payment to such Non-Employee Optionholder no later than five (5) Business Days following delivery of such executed Option Surrender Agreement and, to the extent required by the Paying Agent, such Letter of Transmittal.

(d) At any time following the date that is one (1) year following the Effective Time, Buyer shall be entitled to require the Paying Agent to deliver to Buyer or its designated successor or assign all cash amounts that have been deposited with the Paying Agent pursuant to Section 2.2, and any and all interest thereon or other income or proceeds thereof, not disbursed to the Company Stockholders and to the Non-Employee Optionholders, and thereafter the Company Stockholders and the Non-Employee Optionholders, shall be entitled to look only to Buyer as general creditors thereof with respect to any and all cash amounts that may be payable to such holders pursuant and subject to Section 2.3(c). No interest shall be payable to the Selling Securityholders for the cash amounts delivered to Buyer pursuant to the provisions of this Section 2.3(d) and which are subsequently delivered to the Selling Securityholders.

(e) Notwithstanding anything to the contrary in this Section 2.3, none of Buyer, the Paying Agent, the Surviving Entity nor any party hereto shall be liable to any Person for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any portion of the Total Closing Consideration that remains unclaimed immediately prior to the date on which it would otherwise become subject to any abandoned property, escheat or similar Law and escheat to or become property of any Government Entity shall, to the extent permitted by applicable Law, become the property of Buyer, free and clear of all claims or interest of any Person previously entitled thereto, subject to Section 2.3(d).

(f) If any Stock Certificate shall have been lost, stolen or destroyed, upon the Paying Agent’s receipt of an affidavit of that fact, as provided for in the Letter of Transmittal, by the Person claiming such Stock Certificate to be lost, stolen or destroyed (the “Lost Share Affidavit”), the Paying Agent will deliver in exchange for such lost, stolen or destroyed Stock Certificate the amounts payable with respect to the applicable shares of Company Stock formerly represented thereby pursuant to the provisions of this Agreement.

2.4 [Reserved].

2.5 Adjustment Escrow. Buyer shall deposit, or cause to be deposited, the Adjustment Escrow Amount into an escrow account (the “Escrow Account”) to be established and maintained by the Escrow Agent for the purpose of partially securing the obligations of the Selling Securityholders to Buyer with respect to any Post-Closing Deficit Amount under Section 2.12. The Adjustment Escrow Amount shall be held in escrow and become payable to the Selling Securityholders, if at all, in accordance with and subject to the terms and conditions of this Agreement (including Section 2.12) and an escrow agreement in the form of Exhibit F attached hereto to be entered into on the Closing Date by Buyer, the Sellers Representative and the Escrow Agent (the “Escrow Agreement”). The Selling Securityholders shall pay all fees payable to the Escrow Agent under the Escrow Agreement. Notwithstanding anything to the contrary herein, in no event shall the failure of the Escrow Agent to execute and/or deliver the Escrow Agreement at or prior to the Closing constitute a breach of this Agreement by any party hereto or a failure of any closing condition set forth in Article VIII to be satisfied, in each case, so long as such failure by the Escrow Agent is not a result of the failure by Buyer to execute and/or deliver the Escrow Agreement at or prior to the Closing or the failure by the Sellers Representative (or the Company causing the Sellers Representative) to execute and/or deliver the Escrow Agreement at or prior to the Closing.

2.6 Registration Rights.

(a) The parties acknowledge and agree that the parties intend that the SPAC Shares to be received by the Selling Securityholders under the terms of this Agreement shall be registered on the Registration Statement on Form S-4 to be filed by the SPAC in connection with the SPAC Transaction. Buyer shall (i) cause the SPAC to include the issuance of the SPAC Shares to be received by the Selling Securityholders under the terms of this Agreement on the Registration Statement on Form S-4 to be filed by the SPAC in connection with the SPAC Transaction. and (ii) use commercially reasonable efforts to cause such Registration Statement on Form S-4 to be filed by the SPAC in connection with the SPAC Transaction to become effective (including with respect to the SPAC Shares to be received by the Selling Securityholders).

(b) The parties acknowledge and agree that “affiliates” (as defined under applicable SEC rules and regulations) of Buyer will be entitled to certain registration rights in respect of the shares of SPAC Common Stock they receive from the SPAC in connection with the SPAC Transaction. Following the Closing, if the issuance of the SPAC Shares is not able to be registered pursuant to the Registration Statement on Form S-4 (whether because the SEC objects or otherwise; provided, that, for the avoidance of doubt, in no event shall the provisions of this Section 2.6(b) excuse, limit or relieve Buyer from any of its obligations under Section 2.6(a) above), Buyer agrees to cause the SPAC to include the SPAC Shares received by the Selling Securityholders as Stock Consideration under the terms of this Agreement in a resale registration statement on Form S-1 with the same registration rights as if such SPAC Shares were covered by the same registration rights agreement (the “Registration Rights Agreement”) that such “affiliates” of Buyer will be entering into in connection with the SPAC Transaction with the same registration rights as such “affiliates,” subject to all the terms, conditions and obligations of the Registration Rights Agreement and conditioned, with respect to each Selling Securityholder, on such Selling Securityholder agreeing to (a) reasonable confidentiality and use restrictions with respect to any information it may receive relating to the SPAC Transaction and (b) promptly (and in no event later than five (5) Business Days after Buyer’s and/or the SPAC’s request) provide any information regarding such Selling Securityholder as Buyer and/or the SPAC may reasonably request in connection with its negotiation and finalization of the Registration Rights Agreement; provided, that Buyer shall cause the SPAC to file the resale registration statement on Form S-1 within thirty (30) Business Days after the Closing and shall use commercially reasonable effects to cause such resale registration statement on Form S-1 to be declared effective by the SEC are soon as reasonably practicable.

2.7 Post-Closing SPAC Shares.

(a) On the terms and subject to the conditions set forth in this Section 2.7, and subject to the set off right described in Section 2.7(b), promptly following the satisfaction of the SPAC Share Performance Requirement, Buyer shall cause the SPAC (or its transfer agent) to issue to each Selling Securityholder the number of shares of SPAC Common Stock equal to (i) the sum of the number of shares of Company Stock held by such Selling Securityholder (if any) and the number of shares of Company Stock issuable upon the exercise of the Company Options held by such Selling Securityholder (if any), in each case, as of immediately prior to the Closing, multiplied by (ii) the Per Share Post-Closing Stock Consideration. The “SPAC Share Performance Requirement” shall be deemed satisfied if, and only if, the volume weighted average closing price of a share of SPAC Common Stock on the primary national securities exchange on which the SPAC Common Stock is publicly traded equals or is greater than $12.50 per share for at least twenty (20) of any thirty (30) consecutive trading day period during the period beginning on the Closing Date and ending on the fifth (5th) anniversary of the Closing Date (such period, the “SPAC Share Performance Period”). Notwithstanding the foregoing, in the event that a Change of Control is consummated during the SPAC Share Performance Period and prior to the satisfaction of the SPAC Share Performance Requirement, the Post-Closing SPAC Shares shall automatically become issuable to the Selling Securityholders under this Section 2.7 immediately prior to the consummation of such Change of Control and Buyer shall cause the SPAC (or its transfer agent) to issue such Post-Closing SPAC Shares to the Selling Securityholders.

(b) For the avoidance of doubt, the Post-Closing SPAC Shares shall be issuable only once, regardless of the number of times the SPAC Share Performance Requirement is satisfied or a Change of Control has occurred, as applicable. The right of the Selling Securityholders to receive any Post-Closing SPAC Shares: (i) does not give any Selling Securityholder dividend rights, voting rights, liquidation rights, preemptive rights or other equity rights with respect to the SPAC or any of its Affiliates prior to the time the Post-Closing SPAC Shares become issuable to the Selling Securityholders; (ii) shall not be evidenced by a certificate or other instrument; (iii) shall not be assignable or otherwise transferable, either directly or indirectly, by any Selling Securityholder without the consent of Buyer (which such consent shall not be unreasonably withheld, conditioned or delayed) other than to any Affiliates, successors, assigns, heirs or beneficiaries of such Selling Securityholder; (iv) shall not accrue or pay interest on any portion thereof; and

(v) does not represent any right other than the right to receive the Post-Closing SPAC Shares (if any) set forth in this Section 2.7, subject to the terms and conditions of this Agreement. Post-Closing SPAC Shares issuable pursuant to this Section 2.7 do not constitute compensation for services, but rather constitutes part of the consideration for the Company Stock and Company Options owned by the Selling Securityholders. Notwithstanding anything to the contrary herein, in the event that any Buyer Indemnified Party is entitled to indemnification in respect of any Losses pursuant and subject to the terms and conditions set forth in Article IX prior to the issuance of any Post-Closing SPAC Shares under this Section 2.7, then Buyer shall have the right to set off and reduce, on a dollar-for-dollar basis (with each Post-Closing SPAC Share deemed to have value equal to the closing price of a share of SPAC Common Stock on the primary national securities exchange on which the SPAC Common Stock is publicly traded on the day immediately preceding the date on which such indemnified Losses are finally determined to be due and payable to such Buyer Indemnified Parties pursuant to this Agreement (or if such date is not a trading day, on the last trading day prior to such date), the Post-Closing SPAC Shares otherwise payable pursuant to this Section 2.7 by the amount of such indemnified Losses.

(c) If the SPAC Share Performance Requirement is satisfied prior to the end of the Lock-Up Period (as defined in the Joinder Agreement), then the Post-Closing SPAC Shares issuable pursuant to this Section 2.7 shall be deemed Lock-Up Shares and shall be subject to the terms and restrictions set forth in the Joinder Agreement with respect to Lock-Up Shares.

(d) Each of the parties acknowledges and agrees that as a condition to Buyer’s obligation to make any payments pursuant to this Section 2.7, the Sellers Representative shall first deliver to Buyer an Updated Allocation Schedule setting forth the number of Post-Closing SPAC Shares issuable to each Selling Securityholder in accordance with this Section 2.7. Buyer shall be entitled to conclusively rely upon such Updated Allocation Schedule delivered by the Sellers Representative, including with respect to whether any individual Selling Securityholder received the appropriate portion of any such payment, and in no event will Buyer, the Company, the SPAC or any of their Affiliates have any liability to any Person on account of payments or distributions made in accordance with the Updated Allocation Schedule delivered by the Sellers Representative.

2.8 Dissenting Shares.

(a) Notwithstanding any other provisions of this Agreement to the contrary, any shares of Company Stock that are issued and outstanding immediately prior to the Effective Time and with respect to which the holder thereof has properly demanded appraisal rights in accordance with Section 262 of the DGCL, and who has not effectively withdrawn or lost such holder’s appraisal rights under the DGCL (collectively, the “Dissenting Shares”), shall not be converted into or represent the right to receive the payments set forth in Section 2.1, but such holder shall only be entitled to such rights as are provided by the DGCL. Notwithstanding the provisions of this Section 2.8, if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) such holder’s appraisal rights under the DGCL, then, as of the later of the Effective Time and the occurrence of such event such holder’s shares shall automatically be converted into and represent only the right to receive the consideration for Company Stock, as applicable, set forth in Section 2.1(a), without interest thereon, and subject to the provisions of this Article II, including relating to the delivery of an executed Letter of Transmittal in the manner set forth in Section 2.3.

(b) The Company shall give Buyer (i) prompt notice of any written demand for appraisal received by the Company or any of its Affiliates pursuant to the applicable provisions of the DGCL and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Buyer (not to be unreasonably withheld, conditioned or delayed), make any payment with respect to any such demands or offer to settle or settle any such demands. Any communication to be made by the Company to any Company Stockholder with respect to such demands shall be submitted to Buyer in advance and shall not be presented to such Company Stockholder prior to the Company receiving Buyer’s prior written consent (not to be unreasonably withheld, conditioned or delayed).

2.9 No Fractional Shares. The number of shares of SPAC Common Stock to be issued to each Selling Securityholder pursuant to Section 2.1, Section 2.2or Section 2.7 (if any), as applicable, shall be, in each case, rounded down to the nearest whole number of shares of SPAC Common Stock (the fractional shares of such rounded down shares of SPAC Common Stock shall be referred to herein as “Fractional Shares”). Notwithstanding anything to the contrary contained in this Agreement, no Fractional Shares of SPAC Common Stock shall be issued to any Selling Securityholder in connection with the Merger. In lieu of issuing Fractional Shares at the Closing, Buyer shall pay (or cause to be paid) to each Selling Securityholder cash in an amount equal to the value of such Selling Securityholder’s Fractional Shares (with each SPAC Share issuable as of the Closing having a value equal to $10.00 per share). The value of each Selling Securityholder’s Fractional Shares issuable following the Closing pursuant to Section 2.7 (if any) shall be forfeited by such Selling Securityholder. Each share of SPAC Common Stock issuable in the Merger, or any other securities issued in respect of such shares upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event, shall be book-entry security entitlements.

2.10 Withholding. Notwithstanding any other provision of this Agreement, Buyer, the Surviving Entity, SPAC, the Paying Agent and any of the Affiliates of the foregoing shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement such amounts as may be required to be deducted or withheld therefrom under any provision of U.S. federal, state, local or non-U.S. Tax Law, and to request and be provided any necessary Tax forms, including IRS Form W-9, as applicable, or any similar information; provided, however, that, other than in respect of “wages” or other payments treated as compensation for services or any withholding resulting from the failure of a Company Stockholder or an Optionholder to deliver an IRS Form W-9 certifying that such Company Stockholder or Optionholder is not subject to U.S. federal backup withholding, if Buyer determines that any such deduction or withholding is required, Buyer shall provide the applicable payee with at least five days’ prior written notice of Buyer’s intended withholding (which notice shall include the basis and method of calculation of the proposed deduction or withholding). Buyer, the Surviving Entity, SPAC, the Paying Agent, and any of the Affiliates of the foregoing shall use commercially reasonable efforts to cooperate with the applicable recipients of payments pursuant to this Agreement to eliminate or reduce such deduction or withholding. To the extent any such amounts are so deducted or withheld and paid to the proper Governmental Entity, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

2.11 Taking of Necessary Action; Further Action. If at any time after the Effective Time, any further action is reasonably necessary to carry out the provisions of this Agreement and to vest the Surviving Entity with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, each party hereto shall, upon the reasonable request of another party hereto, use commercially reasonable efforts to take all such lawful and reasonably necessary action as so requested.

2.12 Post-Closing Reconciliation.

(a) At least five (5) days prior to the Closing Date, the Company shall deliver to Buyer its good faith calculation of (i) the estimated Closing Net Working Capital Amount (the “Estimated Closing Net Working Capital Amount”) and the resulting estimated Closing Working Capital Adjustment Amount (the “Estimated Closing Working Capital Adjustment Amount”), (ii) the estimated Closing Indebtedness Amount (the “Estimated Closing Indebtedness Amount”), (iii) the estimated Closing Cash Amount (the “Estimated Closing Cash Amount”), (iv) the estimated Closing Third Party Expenses (the “Estimated

Closing Third Party Expenses”), and (v) the Cash Consideration calculated based on such estimated amounts (the “Estimated Cash Consideration”) (including the component pieces thereof) (the “Estimated Closing Statement”), in each case, accompanied by reasonably detailed back-up documentation for such calculations. The Company shall prepare the Estimated Closing Statement in accordance with the applicable definitions in this Agreement and the Accounting Principles. The Company shall make available to Buyer and its Representatives the books and records of the Acquired Companies used in preparing the Estimated Closing Statement and reasonable access (on reasonable prior written notice and during business hours) to members of senior management of the Acquired Companies who were involved in the preparation of the Estimated Closing Statement, in each case, as Buyer may reasonably request in connection with its review of the Estimated Closing Statement, and will otherwise reasonably cooperate in good faith with Buyer’s and its Representatives review of the Estimated Closing Statement and shall take into consideration in good faith any comments of Buyer on the Estimated Closing Statement (provided that, for the avoidance of doubt, the Company and the Sellers Representative shall not be required to make or accept any revisions or changes to the Estimated Closing Statement that the Company delivers, and Buyer shall not have the right to delay the Closing in the event of any dispute with respect to the Estimated Closing Statement). The Estimated Closing Net Working Capital Amount, Estimated Closing Working Capital Adjustment Amount, the Estimated Closing Indebtedness Amount, the Estimated Closing Cash Amount, and the Estimated Closing Third Party Expenses set forth in the Estimated Closing Statement will be used for purposes of calculating the Cash Consideration at the Closing (which calculation shall be subject to adjustment pursuant to, and in accordance with, the terms of this Section 2.12). Notwithstanding the foregoing, in no event will any of Buyer’s rights be considered waived, impaired or otherwise limited as a result of Buyer not making an objection to the Estimated Closing Statement prior to the Closing or its making an objection to the Estimated Closing Statement that is not fully implemented in a revised Estimated Closing Statement, as applicable.

(b) As soon as reasonably practicable after the Closing Date, and in any event within ninety (90) days after the Closing Date, Buyer shall prepare in good faith and deliver to the Sellers Representative a statement (the “Post-Closing Statement”) that shall set forth a calculation of (i) the Closing Net Working Capital Amount and Closing Working Capital Adjustment Amount, (ii) the Closing Indebtedness Amount, (iii) the Closing Third Party Expenses, (iv) the Closing Cash Amount and (v) the Cash Consideration, in each case accompanied by reasonably detailed back-up documentation for such calculations. Buyer shall prepare such Post-Closing Statement in accordance with the applicable definitions in this Agreement and the Accounting Principles. The parties hereto agree that the purpose of determining the Closing Net Working Capital Amount, the Closing Indebtedness Amount, the Closing Third Party Expenses, the Closing Cash Amount and the Cash Consideration and the related purchase price adjustment contemplated by this Section 2.12 is to measure the Closing Net Working Capital Amount, the Closing Indebtedness Amount, the Closing Third Party Expenses, the Closing Cash Amount and the Cash Consideration, and such processes are not intended to permit the introduction of judgments, accounting methods, policies, principles, practices, procedures, classifications or estimation methodologies which are inconsistent with this Agreement for the purposes of determining the Closing Net Working Capital Amount, the Closing Indebtedness Amount, the Closing Third Party Expenses, the Closing Cash Amount and the Cash Consideration. After the Sellers Representative’s receipt of the Post-Closing Statement, the Sellers Representative and its Representatives shall be permitted to review Buyer’s working papers and the working papers of Buyer’s independent accountants, if any, relating to the preparation of the Post-Closing Statement and the calculation of the Closing Net Working Capital Amount, Closing Working Capital Adjustment Amount, Closing Indebtedness Amount, Closing Cash Amount and Closing Third Party Expenses as well as the relevant books and records of the Company and its Subsidiaries, and will be provided reasonable access (on reasonable prior written notice and during business hours) to members of senior management of the Acquired Companies who were involved in the preparation of the Post-Closing Statement, and Buyer shall cause the Company and its Subsidiaries and their respective Representatives to use commercially reasonable efforts to assist the Sellers Representative and its Representatives in their reasonable review of the Post-Closing Statement. The Sellers Representative shall notify Buyer in writing (the “Notice of Adjustment Disagreement”) within thirty (30) days of the Sellers Representative’s receipt of the Post-Closing Statement (the “Adjustment Review Period”) if the Sellers Representative disagrees with any portion of the Post-Closing Statement. The Notice of Adjustment Disagreement shall set forth in reasonable detail the basis for such disagreement, the amounts involved and the Sellers Representative’s proposed adjustments to the Post-Closing Statement with reasonably detailed back-up documentation for such calculation of such proposed adjustments. If no Notice of Adjustment Disagreement is received by Buyer on or prior to the last day of the Adjustment Review Period, then the Post-Closing Statement and all amounts set forth therein shall be deemed to have been accepted by the Sellers Representative and shall become final and binding upon the parties hereto. During the thirty (30) days immediately following the delivery of a Notice of Adjustment Disagreement (the “Adjustment Resolution Period”), if any, the Sellers Representative and Buyer shall seek in good faith to resolve any disagreement that they may have with respect to the matters specified in the Notice of Adjustment Disagreement. Any items agreed to by the Sellers Representative and Buyer in a written agreement executed and delivered by each of the Sellers Representative and Buyer, together with any items not disputed or objected to by the Sellers Representative in the Notice of Adjustment Disagreement, are collectively referred to herein as the “Resolved Matters.” If at the end of the Adjustment Resolution Period, the parties have been unable to resolve any differences they may have with respect to the matters specified in the Notice of Adjustment Disagreement, the Sellers Representative and Buyer, or either of them, shall refer all matters in the Notice of Adjustment Disagreement other than the Resolved Matters (the “Unresolved Matters”) to RSM US LLP (the “Independent Accountant”). In the event that RSM US LLP refuses or is otherwise unable to act as the Independent Accountant, the Sellers Representative and Buyer shall cooperate in good faith to appoint an independent certified public accounting firm in the United States of national recognition mutually agreeable to the Sellers Representative and Buyer, in which event “Independent Accountant” shall mean such firm. Any further submissions or communications to the Independent Accountant must be written and delivered to each party to the dispute (i.e., to the Sellers Representative if the submission is from the Buyer and to the Buyer if the submission is from the Sellers Representative). Within thirty (30) days after the submission of such matters to the Independent Accountant, the Independent Accountant, acting as an expert and not as an arbitrator, will make a final determination, binding on the parties hereto, of the appropriate amount of each of the Unresolved Matters. With respect to each Unresolved Matter, such determination, if not in accordance with the position of either the Sellers Representative or Buyer, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by the Sellers Representative in the Notice of Adjustment Disagreement or Buyer in the Post-Closing Statement with respect to such Unresolved Matter. For the avoidance of doubt, the Independent Accountant shall not review any line items in the Post-Closing Statement or make any determination with respect to any matter, other than in each case with respect to the Unresolved Matters. During the review by the Independent Accountant, Buyer and the Sellers Representative shall each make available to the Independent Accountant such individuals and such information, books, records and work papers, as may be reasonably required by the Independent Accountant to fulfill its obligations under this Section 2.12(b); provided, that the independent accountants of Buyer or the Company shall not be obligated to make any working papers available to the Independent Accountant unless and until the Independent Accountant has signed a customary confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to such independent accountants. The fees and expenses of the Independent Accountant shall be borne by Buyer and the Sellers Representative (on behalf of the Selling Securityholders) based on the inverse of the percentage that the Independent Accountant’s resolution of the disputed items covered by such Notice of Adjustment Disagreement (before such allocation) bears to the total amount of such disputed items as originally submitted to the Independent Accountant (for example, if the total amount of such disputed items as originally submitted to the Independent Accountant equals $1,000 and the Independent Accountant awards $600 in favor of the Sellers Representative’s position, sixty percent (60%) of the fees and expenses of the Independent Accountant would be borne by Buyer and forty percent (40%) of the fees and expenses of the Independent Accountant would be borne by the Sellers Representative (on behalf of the Selling Securityholders)).

(c) The “Final Closing Statement” shall be (i) in the event that no Notice of Adjustment Disagreement is delivered by the Sellers Representative to Buyer prior to the expiration of the Adjustment Review Period, the Post-Closing Statement delivered by Buyer to the Sellers Representative pursuant to Section 2.12(b), (ii) in the event that a Notice of Adjustment Disagreement is delivered by the Sellers Representative to Buyer prior to the expiration of the Adjustment Review Period and Buyer and the Sellers Representative are able to agree on all matters set forth in such Notice of Adjustment Disagreement, the Post-Closing Statement delivered by Buyer to the Sellers Representative pursuant to Section 2.12(b)as adjusted pursuant to the written agreement executed and delivered by Buyer and the Sellers Representative, or (iii) in the event that a Notice of Adjustment Disagreement is delivered by the Sellers Representative to Buyer prior to the expiration of the Adjustment Review Period and Buyer and the Sellers Representative are unable to agree on all matters set forth in such Notice of Adjustment Disagreement, the Post-Closing Statement delivered by Buyer to the Sellers Representative pursuant to Section 2.12(b) as adjusted pursuant to any written agreement executed and delivered by Buyer and the Sellers Representative with respect to any Resolved Matters and as adjusted by the final determination of the Independent Accountant of the Unresolved Matters in accordance with Section 2.12(b). The date on which the Final Closing Statement is finally determined in accordance with this Section 2.12(c) is hereinafter referred to as the “Determination Date.”

(d) If the Cash Consideration set forth in the Final Closing Statement (as finally determined in accordance with this Section 2.12) is less than the Cash Consideration set forth in the Estimated Closing Statement (such difference, the “Post-Closing Deficit Amount”), then (i) Buyer and the Sellers Representative shall promptly (but in any event within two (2) Business Days following the Determination Date) deliver a joint written instruction to the Escrow Agent to pay to Buyer an amount equal to the lesser of the absolute value of the Post-Closing Deficit Amount and the Adjustment Escrow Amount. If the Adjustment Escrow Amount is insufficient to cover the entire Post-Closing Deficit Amount, then each Selling Securityholder shall promptly, and in no event later than ten (10) days following the Determination Date, pay by wire transfer of immediately available funds such Selling Securityholder’s Indemnification Percentage of the amount of such shortfall to Buyer.

(e) If the Cash Consideration set forth in the Final Closing Statement (as finally determined in accordance with this Section 2.12) is more than the Cash Consideration set forth in the Estimated Closing Statement (such difference, the “Post-Closing Excess Amount”), then Buyer shall promptly (and in no event later than five (5) Business Days following the Determination Date) pay by wire transfer of immediately available funds (i) to the Paying Agent (A) an amount equal to the product of (1) the Post-Closing Excess Amount multiplied by (2) the Aggregate Seller Ownership Percentage (for further distribution to each Company Stockholder an amount in cash equal to (x) such Company Stockholder’s Company Shares Pro Rata Fraction multiplied by (y) aggregate amount paid to the Paying Agent pursuant to this clause (A)) and (B) an amount equal to the product of (1) the Post-Closing Excess Amount multiplied by (2) the Aggregate Non-Employee Optionholder Percentage (for further distribution to each Non-Employee Optionholder an amount in cash equal to (x) such Non-Employee Optionholder’s Non-Employee Options Pro Rata Fraction multiplied by (y) the aggregate amount paid to the Paying Agent pursuant to this clause (B)) and (ii) to the applicable Acquired Company an amount equal to the product of (A) the Post-Closing Excess Amount multiplied by (B) the Aggregate Employee Optionholder Percentage (for further distribution to each Employee Optionholder an amount in cash equal to (1) such Employee Optionholder’s Employee Options Pro Rata Fraction multiplied by (2) the aggregate amount paid to the applicable Acquired Company pursuant to this clause (ii) through the payroll processing system of the applicable Acquired Company in accordance with standard payroll practices net of applicable Tax withholding and deductions); provided, (x) in no event shall the aggregate payment obligation under this Section 2.12(e) exceed the Post-Closing Excess Amount and (y) that as a condition to Buyer’s and Paying Agent’s obligation to make such payments, the Sellers Representative shall first deliver to Buyer an Updated Allocation Schedule setting forth the portion of the Post-Closing Excess Amount payable to each Company Stockholder and Optionholder.

(f) If, following the payment of any Post-Closing Deficit Amount to Buyer in accordance with Section 2.12(d) or any Post-Closing Excess Amount to the Selling Securityholders in accordance with Section 2.12(e) or the final determination that no such amounts are payable hereunder, any amount remains in the Escrow Account (such amount, the “Remaining Escrow Amount”), then Buyer and the Sellers Representative shall promptly (but in any event within two (2) Business Days following the Determination Date) deliver a joint written instruction to the Escrow Agent to pay, by wire transfer of immediately available funds, (i) to the Paying Agent (A) an amount equal to the product of (1) the Remaining Escrow Amount multiplied by (2) Aggregate Seller Ownership Percentage (for further distribution to each Company Stockholder an amount in cash equal to (x) such Company Stockholder’s Company Shares Pro Rata Fraction multiplied by (y) the aggregate amount paid to the Paying Agent pursuant to this clause (A)) and (B) an amount equal to the product of (1) the Remaining Escrow Amount multiplied by (2) the Aggregate Non-Employee Optionholder Percentage (for further distribution to each Non-Employee Optionholder an amount in cash equal to (x) such Non-Employee Optionholder’s Non-Employee Options Pro Rata Fraction multiplied by (y) the aggregate amount paid to the Paying Agent pursuant to this clause (B)) and (ii) to the applicable Acquired Company an amount equal to the product of (A) the Remaining Escrow Amount multiplied by (B) the Aggregate Employee Optionholder Percentage (for further distribution to each Employee Optionholder an amount in cash equal to (1) such Employee Optionholder’s Employee Options Pro Rata Fraction multiplied by (2) the aggregate amount paid to the applicable Acquired Company pursuant to this clause (ii), through the payroll processing system of the applicable Acquired Company in accordance with standard payroll practices net of applicable Tax withholding and deductions); provided, (x) in no event shall the aggregate payment obligation under this Section 2.12(f) exceed the Remaining Escrow Amount and (y) that as a condition to Buyer’s and Paying Agent’s obligation to make such distributions, the Sellers Representative shall first deliver to Buyer an Updated Allocation Schedule setting forth the portion of the Adjustment Escrow Amount deliverable to each Company Stockholder and Optionholder.

(g) Buyer and the Company shall be entitled to conclusively rely upon the Updated Allocation Schedule delivered by the Sellers Representative pursuant to this Section 2.12, including with respect to whether any individual Company Stockholder or Optionholder received the appropriate portion of any such distribution, and in no event will Buyer, the Company or any of their Affiliates have any liability to any person on account of payments or distributions made in accordance with the Updated Allocation Schedule delivered by the Sellers Representative pursuant to this Section 2.12.

(h) Exhibit G attached hereto sets forth an illustrative statement (the “Reference Statement”) setting forth the various line items used in illustrating the calculation of the Closing Cash Amount, Closing Indebtedness Amount and Closing Net Working Capital Amount as of the date set forth therein, in each case, prepared and calculated in accordance with this Agreement.

(i) Any payment to be made pursuant to Section 2.12 shall be treated by all parties for Tax purposes as an adjustment to the Cash Consideration to the extent permitted by applicable Law.

2.13 Equitable Adjustments. If at any time during the period between the Agreement Date and the Effective Time (and with respect to the issuance of the Post-Closing SPAC Shares, on or prior to such issuance pursuant to the terms of this Agreement), any change in the outstanding number of shares of SPAC Common Stock shall occur by reason of any reclassification, recapitalization, stock split, combination or similar transaction, any number or amount contained in this Agreement which is based on the number of shares of SPAC Common Stock or the price of SPAC Common Stock, as applicable, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect with respect to the shares of SPAC Common Stock as contemplated by this Agreement prior to such reclassification, recapitalization, stock split, combination or similar transaction.

2.14 Sellers Representative Reserve Fund. At the Closing, pursuant to Section 2.2(b)(ii), Buyer shall pay an amount in cash equal to $500,000 (the “Sellers Representative Reserve Fund”) to the Sellers Representative (on behalf of the Selling Securityholders) pursuant to payment instructions delivered by the Sellers Representative to Buyer. The Sellers Representative Reserve Fund will be retained by the Sellers Representative and will be used by the Sellers Representative to satisfy any potential payments to be made by the Selling Securityholders or the Sellers Representative hereunder and to pay, reimburse and/or satisfy any losses, damages, costs, liabilities, fees or expenses incurred by the Sellers Representative in connection with the performance of its duties hereunder, including with respect to any fees, costs or expenses incurred by the Sellers Representative in connection with the adjustment provisions contained in Section 2.12 or the indemnification provisions contained in Article IX. The Sellers Representative Reserve Fund will be retained by the Sellers Representative until such time as the Sellers Representative will determine in its sole discretion. At such time as the Sellers Representative determines to release the Sellers Representative Reserve Fund to the Selling Securityholders, the Sellers Representative will pay the remaining balance (if any) of the Sellers Representative Reserve Fund (the “Remaining Reserve Fund Amount”), by wire transfer of immediately available funds, (i) to the Paying Agent (A) an amount equal to the product of (1) the Remaining Reserve Fund Amount multiplied by (2) the Aggregate Seller Ownership Percentage (for further distribution to each Company Stockholder an amount in cash equal to (x) such Company Stockholder’s Company Shares Pro Rata Fraction multiplied by (y) the aggregate amount paid to the Paying Agent pursuant to this clause (A)) and (B) an amount equal to the product of (1) the Remaining Reserve Fund Amount multiplied by (2) the Aggregate Non-Employee Optionholder Percentage (for further distribution to each Non-Employee Optionholder an amount in cash equal to (x) such Non-Employee Optionholder’s Non-Employee Options Pro Rata Fraction multiplied by (y) aggregate amount paid to the Paying Agent pursuant to this clause (B)) and (ii) to the applicable Acquired Company an amount equal to the product of (A) the Remaining Reserve Fund Amount multiplied by (B) the Aggregate Employee Optionholder Percentage in respect of all Employee Optionholders (for further distribution to each Employee Optionholder an amount in cash equal to (1) such Employee Optionholder’s Employee Options Pro Rata Fraction multiplied by (2) the aggregate amount paid to the applicable Acquired Company pursuant to this clause (ii), through the payroll processing system of the applicable Acquired Company in accordance with standard payroll practices net of Tax withholding and deductions, if applicable) (and Buyer agrees to cause the Paying Agent and the Acquired Companies to make the payments described above in this sentence); provided, (x) in no event shall the aggregate payment obligation under this Section 2.14 exceed the Remaining Reserve Fund Amount and (y) that as a condition to Buyer’s and Paying Agent’s obligation to make such distributions, the Sellers Representative shall first deliver to Buyer an Updated Allocation Schedule setting forth the portion of the Remaining Reserve Fund Amount deliverable to each Company Stockholder and Optionholder. For Tax purposes, the Sellers Representative Reserve Fund will be treated as having been received and voluntarily set aside by the Selling Securityholders at the time of Closing. The parties agree that the Sellers Representative is not acting as a withholding agent or in any similar capacity in connection with the Sellers Representative Reserve Fund.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to the disclosures set forth in the disclosure schedule of the Company dated as of the Agreement Date and delivered to Buyer concurrently with the execution of this Agreement (the “Company Disclosure Schedule”), the Company represents and warrants to Buyer as of the Agreement Date as follows:

3.1 Organization of the Acquired Companies.

(a) Each of the Company and its Subsidiaries is a corporation or limited liability company, as applicable, duly organized, validly existing and in good standing under the laws of its state of incorporation or formation, as applicable. The Company and each of its Subsidiaries has the corporate or limited liability company power, as applicable, to own, operate, distribute and lease its properties and to conduct its business as now being conducted and as currently proposed by it to be conducted and is duly qualified to do business and is in good standing in each jurisdiction where the failure to be so qualified and in good standing, individually or in the aggregate with any such other failures, would reasonably be expected to result in a Material Adverse Effect. None of the Company nor any of its Subsidiaries is in violation of any of the provisions of its Charter Documents.

(b) Section 3.1(b) of the Company Disclosure Schedule sets forth a correct and complete list of: (i) the names of the members of the board of directors or managers, as applicable, of the Company and each of its Subsidiaries and (ii) the names and titles of the officers of the Company and each of its Subsidiaries, in each case as of the Agreement Date.

(c) Section 3.1(c) of the Company Disclosure Schedule lists every state or foreign jurisdiction in which any of the Acquired Companies has employees or facilities as of the Agreement Date (specifying the existence of employees or facilities in each such state or jurisdiction).

(d) The Company has made available correct and complete copies of the Company’s and each of its Subsidiaries’ certificate of incorporation or certificate of formation (the “Formation Documents”), bylaws, limited liability company agreements and other governing documents, each as amended and in full force and effect on the Agreement Date (collectively, the “Charter Documents”). The board of directors (or equivalent body) of the Company and each of its Subsidiaries has not approved any amendment to any of the current Charter Documents, other than in connection with the Transactions.

3.2 Company Capital Structure.

(a) As of the Agreement Date, the authorized capital stock of the Company consists of 2,100,000 shares of common stock, $0.01 par value, of which (A) 600,000 shares of which are designated Series A Common Stock and of which 397,364.49 are issued and outstanding and (B) 1,400,000 shares of which are designated Series B Common Stock and of which 904,000 are issued and outstanding. There are no other issued and outstanding shares of Company Stock and no commitments or Contracts to issue any shares of Company Stock other than pursuant to the exercise of Company Options under the Company Equity Plan that are outstanding as of the Agreement Date and set forth on Section 3.2(a) of the Company Disclosure Schedule. The Company holds no treasury shares. Section 3.2(a) of the Company Disclosure Schedule sets forth, as of the Agreement Date, a correct and complete list of the holders of issued and outstanding and authorized shares of Company Stock and each other Equity Interest of the Company and each of its Subsidiaries with the number and type of such shares or other Equity Interests so owned by each such holder and, (i) with respect to each holder of shares of Company Stock, (A) whether the shares of Company Stock held by such Company Stockholder were acquired upon exercise of a Company Option (and, if so, whether such Company Option was an “incentive stock option” within the meaning of Section 422 of the Code and the Transactions resulted in a “disqualifying disposition” of such shares described in Section 421(b) of the Code, and whether such shares were ever subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code (and, if so, the fair market value of such shares upon vesting and whether an election under Section 83(b) of the Code was validly and timely filed)), (B) whether the shares of Company Stock held by such Company Stockholder are subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code as of the Agreement Date (and, if so, the fair market value of such shares upon vesting and whether an election under Section 83(b) of the Code was validly and timely filed) and (C) whether applicable Law requires that any Taxes be withheld from any Seller Consideration that such Company Stockholder is entitled to receive pursuant to this Agreement and assuming for this purposes that such Company Stockholder provides a properly completed and duly executed IRS Form W-9 indicating that such Company Stockholder is not subject to U.S. federal backup withholding and (ii) with respect to each holder of a Company Option, (A) the Tax status of such Company Option (including whether held by such holder under Section 422 of the Code) and (B) whether applicable Law requires that any Taxes be withheld from consideration that such Optionholder is entitled to receive with respect to such Company Option. All issued and outstanding shares of Company Stock or other Equity Interests of the Company and each of its Subsidiaries are duly authorized, validly issued, fully paid and non-assessable and are free of any Liens (other than, in each case, (1) any restrictions under any applicable federal and/or state securities laws, (2) any Liens to secure indebtedness for borrowed money that will be released prior to or at the Closing, and/or (3) Liens created under this Agreement or the Related Agreements or under any of the Company’s or its Subsidiaries’ Charter Documents), outstanding subscriptions, preemptive rights or “put” or “call” rights created by statute, the Charter Documents or any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective assets are bound. There is no Liability for dividends accrued and unpaid by the Company or any of its Subsidiaries. The Company is not under any obligation to register under the Securities Act or any other Law any shares of Company Stock or any other securities or Equity Interests of the Acquired Companies, whether currently outstanding or that may subsequently be issued. All issued and outstanding shares of Company Stock were issued in compliance with Law and all requirements set forth in the Charter Documents and any applicable Contracts to which the Company is a party or by which the Company or any of its assets is bound. Except as set forth on Section 3.2(a) of the Company Disclosure Schedule, no shares of Company Stock are subject to vesting, reverse vesting, forfeiture, a right of repurchase or to a “substantial risk of forfeiture” within the meaning of Section 83 of the Code.

(b) Section 3.2(b) of the Company Disclosure Schedule identifies as of the Agreement Date each Person (i) with an offer letter or other Contract that contemplates a grant of Company Options or grant or issuance of other securities of the Company (including the number, series and class of shares, intended exercise price (had such Company Option been granted in the Ordinary Course of Business based on the offer letter or other Contract contemplating such grant, as applicable, that was executed by the Company or the applicable Subsidiary of the Company or otherwise in the Ordinary Course of Business in the absence of this Agreement and the Transactions) and vesting schedule (including, any accelerated vesting) if applicable), or (ii) who has otherwise been promised Company Options or other securities of the Company, and, with respect to each of the foregoing clauses (i) and (ii) of this Section 3.2(b), which Company Options have not been granted, or other securities have not been granted or issued, as of the Agreement Date (each such individual required to be set forth on Section 3.2(b) of the Company Disclosure Schedule, an “Option Release Individual”).

(c) As of the Agreement Date, the Company has reserved 205,000 shares of Company Stock for issuance to employees, non-employee directors and consultants pursuant to the Company Equity Plan, of which 80,117 shares are subject to outstanding and unexercised Company Options, and 1,883 shares remain available for issuance thereunder. Section 3.2(c)-1 of the Company Disclosure Schedule sets forth, as of the Agreement Date, a correct and complete list of all Optionholders, and each outstanding Company Option, whether or not granted under the Company Equity Plan, including the number of shares of Company Stock subject to each Company Option, the number of such shares that are vested or unvested, the “date of grant” of such Company Option (as defined under Treasury Regulation 1.409A-1(b)(5)(vi)(B)), the vesting commencement date, the vesting schedule (and the terms of any acceleration thereof), the exercise price per share, the portion (if any) of each such Company Option grant that has been exercised and the exercise date(s) thereof, whether any such Company Option was “early exercised,” the Tax status of such Company Option under Section 422 of the Code (or any applicable foreign Tax Law), the term of each Company Option, the plan from which such Company Option was granted (if any), whether such option is subject to Section 409A of the Code, whether such Company Option was granted with an “early exercise” right in favor of the holder, and the country and state of residence of such Optionholder. All Company Options that are outstanding as of immediately prior to the Closing shall be fully vested (including by way of acceleration in connection with the Transactions). All Company Options listed on Section 3.2(c)-1 of the Company Disclosure Schedule that are denoted as incentive stock options under Section 422 of the Code so qualify. Section 3.2(c)-2 of the Company Disclosure Schedule indicates, as of the Agreement Date, which Optionholders are Persons that are not employees of the Company (including non-employee directors, consultants, advisory board members, vendors, service providers or other similar Persons), including a description of the relationship between each such Person and the Company.

(d) With respect to the Company Options, (i) each grant of an option was duly authorized no later than the date on which the grant of such option was by its terms to be effective by all necessary corporate action, (ii) a correct and complete copy of each award agreement with respect to each award of Company Options has been made available to Buyer, and (iii) except as set forth on Section 3.2(d) of the Company Disclosure Schedule, there is no agreement, arrangement or understanding (written or oral) to amend, modify or supplement any such award agreement in any case from the form made available to Buyer. No Company Options are “early exercisable” as of the Agreement Date. The Company has no outstanding commitments to grant Company Options or other awards. Except as set forth on Section 3.2(c) of the Company Disclosure Schedule, no Company Option that was granted so as to qualify as an incentive stock option as defined in Section 422 of the Code was early exercised by the holder of such Company Option.

(e) There are no authorized, issued or outstanding Equity Interests in the Company other than the Company Stock and Company Options. Other than as set forth on Section 3.2(a) and Section 3.2(c) of the Company Disclosure Schedule, no Person holds any Equity Interests, stock appreciation rights, stock units, share schemes, calls or rights, or is party to any Contract of any character to which the Company or any of its Subsidiaries or a Company Stockholder is a party or by which it or its assets is bound, (i) obligating the Company or any of its Subsidiaries or such Company Stockholder to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Equity Interests or other rights to purchase or otherwise acquire any Equity Interests, whether vested or unvested or (ii) obligating the Company or any of its Subsidiaries to grant, extend, accelerate the vesting or repurchase rights of, change the price of, or otherwise enter into any such right or Contract.

(f) There is no Indebtedness of the Company or any of its Subsidiaries (i) granting a holder the right to vote on any matters on which any Company Stockholder may vote (or that is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is in any way based upon or derived from capital or voting stock of the Company or any of its Subsidiaries, issued or outstanding as of the Agreement Date (collectively, “Company Voting Debt”).

(g) Except as set forth on Section 3.2(g) of the Company Disclosure Schedule, there are no Contracts relating to voting, purchase, sale or transfer of any Company Stock or Equity Interests (i) between or among the Company or any of its Subsidiaries, on one hand, and any Company Stockholder or other holder of Equity Interests of the Company or any of its Subsidiaries, on the other hand, other than written Contracts granting the Company the right to purchase unvested shares upon termination of employment or service, and (ii) to the Knowledge of the Company, between or among any of the holders of Equity Interests of the Company. Except as set forth on Section 3.2(c) of the Company Disclosure Schedule, neither the Company Equity Plan nor any Contract of any character to which the Company or any of its Subsidiaries is a party to or by which the Company or any of its Subsidiaries or any of its assets is bound relating to any Company Options requires or otherwise provides for any accelerated vesting of any Company Options or the acceleration of any other benefits thereunder, in each case in connection with the Transactions or upon termination of employment or service with the Company or any of its Subsidiaries or Buyer, or any other event, whether before, upon or following the Effective Time or otherwise.

(h) As of the Closing Date, (i) the number of shares of Company Stock set forth in the Allocation Schedule as being owned by a Person, or subject to Company Options owned by such Person, shall constitute the entire interest of such Person in the issued and outstanding Company Stock or any other Equity Interests in the Company, (ii) no Person not disclosed in the Allocation Schedule shall have a right to acquire from the Company nor any of its Subsidiaries any shares of Company Stock, Company Options or any other Equity Interests and (iii) the shares of Company Stock and the Company Options disclosed in the Allocation Schedule shall be free and clear of any Liens (other than, in each case, (A) any restrictions under any applicable federal and/or state securities laws, and/or (B) Liens created under this Agreement or the Related Agreements or under any of the Company’s Charter Documents).

3.3 No Other Subsidiaries; Ownership Interests.

(a) Other than as set forth on Section 3.3(a) of the Company Disclosure Schedule, the Company does not, directly or indirectly, own any Equity Interests in or any interest convertible or exchangeable or exercisable for, any Equity Interests, in, any Person.

(b) Other than as set forth on Section 3.3(b) of the Company Disclosure Schedule, no Person owns any Equity Interests in or any interest convertible or exchange or exercisable for, any Equity Interests in any Subsidiary of the Company.

(c) No Subsidiary of the Company owns, directly or indirectly, any Equity Interests in or any interest convertible or exchangeable or exercisable for, any Equity Interests, in, any Person (other than another Subsidiary of the Company).

3.4 Authority and Enforceability.

(a) The Company has all requisite power and authority to enter into this Agreement and the Company and each Subsidiary of the Company has all requisite power and authority to enter into any Related Agreement to which it is a party and, subject to the receipt of the Company Stockholder Approval, to consummate the transactions contemplated hereby and thereby, including the Transactions. The execution and delivery of this Agreement and any Related Agreement to which the Company or any Subsidiary of the Company is a party and the consummation of the transactions contemplated hereby and thereby, including the Transactions, have been duly authorized by all necessary corporate action on the part of such Person and no further corporate action is required on the part of such Person to authorize this Agreement and any Related Agreements to which such Person is a party and the transactions contemplated hereby and thereby, including the Transactions (other than the Company Stockholder Approval). Except with respect to the Company Stockholder Approval, there is no vote, approval or consent of the holders of any class or series of Company Stock or any other securities of the Company necessary to adopt this Agreement and each of the Related Agreements and approve the transactions contemplated hereby and thereby, including the Transactions. This Agreement and each of the Related Agreements to which the Company or any Subsidiary of the Company is a party have been, or (in the case of the Related Agreements executed after the Agreement Date) as of the Effective Time shall be, duly executed and delivered by such Person and assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitute, or (in the case of the Related Agreements executed after the Agreement Date) shall, subject to the receipt of the Company Stockholder Approval, constitute when executed and delivered, the valid and binding obligations of such Person enforceable against it in accordance with their respective terms, subject to (A) laws of general application relating to bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and (B) general principles of equity affecting the availability of specific performance and other equitable remedies. The Board, by resolutions duly adopted (and not thereafter modified or rescinded) by the unanimous vote of the Board, has (x) declared that this Agreement, the Related Agreements and the transactions contemplated hereby and thereby, including the Merger, upon the terms and subject to the conditions set forth herein, are advisable, fair to and in the best interests of the Company and the stockholders of the Company and (y) approved this Agreement in accordance with the provisions of the DGCL (collectively, the “Company Board Resolutions”). Other than the Company Stockholder Approval, no votes, approvals or consents on the part of the Company or any of the Company Stockholders are necessary under DGCL, any of the Charter Documents or any Contract to which the Company or any Subsidiary of the Company, on the one hand, and any Company Stockholder, on the other hand, is a party.

(b) Except as set forth on Section 3.4(b) of the Company Disclosure Schedule, no consent, approval, Order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the Transactions, except for (a) as may be required under the HSR Act, (b) as may be required under ITAR based on the Specified Transactions, (c) the receipt of the Company Stockholder Approval and the filing of the Certificate of Merger as provided in Section 1.2 hereof, and (d) such consents, approvals, Orders, authorizations, registrations, declarations, filings and notices that, if not obtained or made, would not adversely affect, and would not reasonably be expected to adversely affect, the Company or any of its Subsidiaries’ ability to perform or comply with the covenants, agreements or obligations of the Company or any of its Subsidiaries herein or to consummate the Transactions in accordance with this Agreement and applicable Law.

(c) The Company and each of its Subsidiaries, the Board and the Company Stockholders have taken all actions such that the restrictive provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination,” “interested shareholder” or other similar anti-takeover statute or regulation, and any anti-takeover provision in the Charter Documents shall not be applicable to any of Buyer, the Company or the Surviving Entity or to the execution, delivery or performance of the transactions contemplated by this Agreement, including the consummation of the Merger or any of the other transactions contemplated by this Agreement.

3.5 No Conflict. Except as set forth on Section 3.5 of the Company Disclosure Schedule, the execution and delivery by the Company of this Agreement and any Related Agreement to which the Company or any of its Subsidiaries is a party, and the consummation of the transactions contemplated hereby and thereby, including the Transactions, shall not (a) conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) or give rise to, any payment obligation, or a right of termination, cancellation, modification or acceleration of any obligation or loss of any material benefit under, or require any consent, approval or waiver from any Person pursuant to, (i) any provision of the Charter Documents, (ii) any Material Contract, or (iii) other than as may be required under the HSR Act or under ITAR based on the Specified Transactions and subject to the receipt of the Company Stockholder Approval, any Law or Order applicable to the Company or any of its Subsidiaries or any of their respective properties or assets (whether tangible or intangible), except, in the case of clause (ii) or (iii), as would not reasonably be expected to result in a Material Adverse Effect, or (b) result in the creation of any Lien (other than a Permitted Lien) on any of the material assets of the Company or any of its Subsidiaries or any of the shares of Company Stock or Equity Interests of the Company or any of its Subsidiaries. Section 3.5 of the Company Disclosure Schedule sets forth all notices, consents, waivers and approvals of parties to any Material Contracts with the Company or any of its Subsidiaries that are required thereunder in connection with the Transactions, or for any such Material Contract to remain in full force and effect without limitation, modification or alteration immediately after the Closing so as to preserve all rights of, and benefits to, the

Company or any of its Subsidiaries under such Material Contracts from and after the Closing. Immediately following the Closing, provided that all required consents, notices or waivers set forth on Section 3.5 of the Company Disclosure Schedule have been given or obtained, the Company and each of its Subsidiaries shall continue to be permitted to exercise all of its rights under the Material Contracts without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that the Company would otherwise be required to pay pursuant to the terms of such Material Contracts had the Transactions not occurred.

3.6 Company Financial Statements; No Undisclosed Liabilities.

(a) The Company has delivered to Buyer correct and complete copies of (i) the consolidated audited financial statements of the Company and its Subsidiaries for the years ended December 31, 2019 and December 31, 2020 (including, in each case, balance sheets, statements of income and statements of cash flows) and (ii) the consolidated unaudited financial statements of the Company and its Subsidiaries for the six (6) months ended June 30, 2021 (including balance sheets, statements of income and statements of cash flows) ((i) and (ii) collectively, the “Financials”), which are included as Section 3.6(a) of the Company Disclosure Schedule. Except as set forth on Section 3.6(a) of the Company Disclosure Schedule, the Financials (A) are derived from and in accordance with the books and records of the Company, (B) fairly and accurately present the consolidated financial condition of the Company and its Subsidiaries (taken as a whole) at the dates therein indicated and the consolidated results of operations and cash flows of the Company and its Subsidiaries (taken as a whole) for the periods therein specified (subject, in the case of unaudited interim period financial statements, to normal recurring year-end audit adjustments, none of which individually or in the aggregate are or shall be material in amount), and (C) were prepared in accordance with GAAP, except for the absence of footnotes in the unaudited Financials, applied on a consistent basis throughout the periods indicated.

(b) None of the Company nor any of its Subsidiaries has any Liabilities of any nature other than (i) those set forth on or adequately provided for on the face of, or accrued or specifically reserved against in, the unaudited balance sheet (the “Current Balance Sheet”) included in the Financials as of June 30, 2021 (the “Balance Sheet Date”), (ii) those incurred in the conduct of the Company’s or its Subsidiaries’ business since the Balance Sheet Date in the Ordinary Course of Business that do not result from any breach of Contract, warranty, infringement, tort or violation of Law, (iii) those incurred by the Company or any of its Subsidiaries in connection with the execution of this Agreement, (iv) executory obligations under any Contracts to which the Company or any of its Subsidiaries are party in accordance with their terms (other than the payment of liquidated damages or arising as a result of a default or breach thereof), (v) those disclosed on Section 3.6(b) of the Company Disclosure Schedule, (vi) those that are Third Party Expenses, and (vii) those that would not, individually or in the aggregate, result in a Material Adverse Effect. Except for Liabilities reflected in the Financials, none of the Company nor any of its Subsidiaries has any off-balance sheet Liability of any nature to, or any financial interest in, any third parties or entities, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of expenses incurred by the Company or any of its Subsidiaries. None of the Company nor any of its Subsidiaries has any guarantee that is currently in effect pursuant to which it guarantees any debt or other obligation of any Person (other than another Acquired Company). All reserves that are set forth in or reflected in the Current Balance Sheet have been established in accordance with GAAP consistently applied.

(c) Section 3.6(c) of the Company Disclosure Schedule sets forth a correct and complete list of all Indebtedness of the Company and each of its Subsidiaries as of the date hereof, including, for each such item of Indebtedness, the agreement governing the Indebtedness and any prepayment or other penalties payable in connection with the repayment of such Indebtedness at the Closing.

(d) Except as would not materially and adversely impact the Company and its Subsidiaries, the Company and each of its Subsidiaries has established and maintains a system of internal accounting controls sufficient in all material respects to provide reasonable assurances (i) that transactions, receipts and expenditures of the Company and each of its Subsidiaries is being executed and made only in accordance with appropriate authorizations of management and the Board, (ii) that transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with GAAP and (B) to maintain accountability for assets, (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and each of its Subsidiaries and (iv) that the amount recorded for assets on the books and records of the Company and each of its Subsidiaries is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. None of the Company nor any of its Subsidiaries, or, to the Knowledge of the Company, the Company’s independent auditors or any current or former Employee, consultant or director of each of the Company and its Subsidiaries, has identified or been made aware of any fraud, whether or not material, that involves the Company or any of its Subsidiaries’ management or other current or former Employees, consultants or directors of the Company or any of its Subsidiaries who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any claim or allegation regarding any of the foregoing. None of the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any Representative of the Company or any of its Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, in each case, regarding deficient accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or its internal accounting controls or any material inaccuracy in the Company or any of its Subsidiaries’ financial statements. Except as would not materially and adversely impact the Company and its Subsidiaries, no attorney representing the Company or any of its Subsidiaries has reported to the Board or any committee thereof or, to the Knowledge of the Company, to any director or officer of the Company or any of its Subsidiaries evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or their Representatives. There are no significant deficiencies or material weaknesses in the design or operation of the Company or any of its Subsidiaries’ internal controls that could materially and adversely affect the Company or any of its Subsidiaries’ ability to record, process, summarize and report financial data. At the Balance Sheet Date, there were no material loss contingencies (as such term is used in Statement of Financial Accounting Standards No. 5 (“Statement No. 5”) issued by the Financial Accounting Standards Board in March 1975) that are not adequately provided for in the Current Balance Sheet as required by Statement No. 5. There has been no material change in the Company or any of its Subsidiaries’ accounting policies in the past three (3) years, except as described in the Financials. No Acquired Company holds any cash outside of the United States.

3.7 No Changes. Except as set forth on Section 3.7 of the Company Disclosure Schedule or any Acquired Company’s COVID-19 Measures, since the Balance Sheet Date: (a) the Company and each of its Subsidiaries has conducted its business only in the Ordinary Course of Business; (b) there has not occurred a Material Adverse Effect; and (c) none of the Company nor any of its Subsidiaries has taken any action that, if taken after the Agreement Date, would constitute a breach of, or require the consent of Buyer under Section 7.2.

3.8 Tax Matters.

(a) General Tax Matters.

(i) Each Acquired Company has (A) prepared and timely filed all of its material Tax Returns required to be filed by such Acquired Company, and such Tax Returns are true, correct, and complete in all material respects and (B) timely paid all material Taxes required to be paid by it (whether or not shown on a Tax Return). None of the Acquired Companies is a beneficiary of any extension of time within which to file any Tax Return outside the Ordinary Course of Business which extension is still in effect.

(ii) Each Acquired Company has (A) paid or withheld or collected with respect to its Employees, stockholders, other Acquired Companies and other third parties, all material Taxes required to be paid or withheld or collected, and has timely paid over any such Taxes to the appropriate Governmental Entity in accordance with applicable Law, (B) filed correct and complete material information Tax Returns to the extent required to be filed by such Acquired Company with respect thereto, and (C) otherwise complied in all material respects with all applicable Laws relating to the payment, withholding, deduction, collection and remittance of Taxes. All payments in respect of Company Options to each Non-Employee Optionholder who is not a “United States person” (as such term is defined in Section 7701(a)(30) of the Code) are foreign sourced income for U.S. federal income Tax purposes.

(iii) There is no material Tax deficiency outstanding, assessed or proposed in writing against any Acquired Company, no Acquired Company has executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax and no request for any such waiver or extension has been filed or is currently pending; provided that this Section 3.8(a)(iii) shall not apply to waivers or extensions of no longer than seven months obtained in the Ordinary Course of Business.

(iv) No audit or other examination of any material Tax Return of any Acquired Company is presently in progress, nor has an Acquired Company been notified in writing of any request for such an audit or other examination. Within the last three (3) years, no written claim has been made to an Acquired Company by any Taxing Authority in a jurisdiction where an Acquired Company does not file Tax Returns that such Acquired Company is or may be subject to Tax, or required to file Tax Returns, in that jurisdiction. No adjustment relating to any material Tax Return filed by an Acquired Company has been proposed to such Acquired Company by any Taxing Authority, which adjustment remains pending. No Acquired Company is a party to or bound by any closing or other agreement or ruling with any Governmental Entity primarily with respect to Taxes. There are no matters relating to Taxes under discussion between any Taxing Authority and the any Acquired Company that remain pending.

(v) No power of attorney with respect to Taxes has been granted outside the Ordinary Course of Business by an Acquired Company that will remain in effect following the Closing.

(vi) Section 3.8(a)(vi) of the Company Disclosure Schedule sets forth each jurisdiction in which each Acquired Company filed a Tax Return for the most recent taxable period for which a Tax Return was first due (taking into account all applicable extensions) prior to the date hereof, including the type of Tax Return and the type of Tax.

(vii) There are no Liens on the assets of any Acquired Company relating or attributable to Taxes, other than Liens for taxes not yet due and payable.

(viii) Within the last two (2) years, no Acquired Company has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax free treatment under Section 355 of the Code.

(ix) None of the Acquired Companies has participated in any “listed transaction” as such term is defined in Treasury Regulations Section 1.6011-4(b)(2). None of the Acquired Companies has taken a position on any Tax Return that could give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code (or any similar provision of state, local or non-U.S. Tax Law), which tax has not been paid.

(x) None of the Acquired Companies, nor any predecessor of any Acquired Company (A) has ever been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated U.S. federal Income Tax Return other than a group the common parent of which is or was an Acquired Company, (B) excluding contracts entered into in the Ordinary Course of Business the primary purpose of which does not relate to Taxes, has ever been a party to any Tax sharing, indemnification, reimbursement or allocation agreement (other than with another Acquired Company) which currently remains in effect, or owes any amount under any such agreement, (C) excluding contracts entered into in the Ordinary Course of Business the primary purpose of which does not relate to Taxes, has any liability for the Taxes of any Person (other than liability for Taxes of another Acquired Company) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law, including any arrangement for group or consortium relief or similar arrangement), as a transferee or successor, by operation of Law, by contract, or otherwise, or (D) is a party to any joint venture, partnership or other agreement treated as a partnership for Tax purposes.

(xi) None of the Acquired Companies will be required to include any material income or gain or exclude any material deduction or loss from taxable income for any Tax period or portion thereof beginning after the Closing as a result of (A) any adjustment under Section 481 of the Code (or any corresponding provision of state, local or non-U.S. Tax Law) by reason of a change in a method of accounting made by an Acquired Company prior to the Closing Date, (B) any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of applicable state, local or non-U.S. Law) entered into by such Acquired Company prior to the Closing, (C) any installment sale or open transaction disposition made prior to the Closing by such Acquired Company outside the Ordinary Course of Business, (D) any deferred revenue or prepaid amount received on or prior to the Closing by such Acquired Company outside the Ordinary Course of Business or (E) the application of Sections 951, 951A or 965 of the Code to the taxable year of such Acquired Company that includes the Closing Date with respect to an interest in a “Controlled Foreign Corporation” (as that term is defined in Section 957 of the Code) (“CFC”) held by such Acquired Company prior to the Closing (assuming for this purpose that the taxable year of such CFC ends at the end of the Closing Date.

(xii) Each Acquired Company uses the accrual method of accounting for Income Tax purposes.

(xiii) None of the Acquired Companies has ever (A) participated in an international boycott as defined in Section 999 of the Code, (B) had branch operations in any country other than the country in which such Acquired Company is organized, (C) is party to a gain recognition agreement under Section 367 of the Code, or (D) transferred any intangible property the transfer of which would be subject to the rules of Section 367(d) of the Code. No Tax ruling, clearance or consent has been issued to an Acquired Company, and none of the Acquired Companies has applied for any Tax ruling, clearance or consent.

(xiv) The Company and each of its Subsidiaries is in material compliance with all material applicable transfer pricing Laws and regulations. Neither the Company nor any of its Subsidiaries has ever entered into a cost sharing arrangement to share research and development costs and rights to any developed Company IP.

(xv) The Company is and has been at all times since formation validly classified as a domestic “C” corporation for U.S. federal income Tax purposes.

(xvi) No shares of Company Stock are a “covered security” within the meaning of Section 6045(g) of the Code. There are no shares of Company Stock that were issued in connection with the performance of services and are subject to vesting for which no valid and timely election was filed pursuant to Section 83(b) of the Code.

(xvii) Each Acquired Company has collected, remitted and reported to the appropriate Taxing Authority all material sales, use, value added, excise and similar Taxes required to be so collected, remitted or reported by such Acquired Company pursuant to all applicable Tax Laws.

(xviii) None of the Acquired Companies has (A) deferred the payment of any amount of the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act to any taxable period beginning after the Closing Date, which deferral is still in effect, or (B) deferred any payroll Tax obligations (including those imposed by Section 3101(a) and 3201 of the Code) to any taxable period beginning after the Closing Date (for example, by failure to timely withhold, deposit or remit such amounts in accordance with the applicable provisions of the Code and the Treasury Regulations promulgated thereunder) pursuant to or in connection with the Payroll Tax Executive Order, which deferral is still in effect.

(b) Tax Matters related to Compensation. Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will (either alone or together with any other event) result in any payment or benefit that would be, individually or in combination with any other payment or benefit, characterized or reasonably expected to be characterized as an “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of Tax Law); however, none of this paragraph shall apply to (i) any payment or benefit provided by Buyer or an Affiliate of Buyer (other than any Acquired Company), or (ii) any payment or benefit provided by an Acquired Company at Buyer’s direction or pursuant to an agreement entered into by an Acquired Company at the Buyer’s direction (clauses (i) and (ii) are collectively defined as “Buyer Arrangements”), unless the material terms and values regarding the same are made available to the Company or the Company’s counsel within three (3) Business Days prior to the solicitation of the stockholder approval contemplated by Section 7.6(b). There is no contract, agreement, plan or arrangement to which any Acquired Company is a party or by which it is bound to compensate any current or former Employee, director, consultant or individual independent contractor for Taxes paid pursuant to Section 4999 of the Code and the regulations thereunder or any similar state Law.

(c) 409A Compliance. Each Company Employee Plan that constitutes a “nonqualified deferred compensation plan” subject to Section 409A of the Code is and has been in documentary and operational compliance with Section 409A of the Code and all applicable IRS guidance issued with respect thereto; and no amount under such plan has been subject to the additional Tax or interest provided in Section 409A(a)(1)(B). There is no contract, agreement, plan or arrangement to which the Company is a party or by which it is bound to compensate any current or former Employee, director, consultant or individual independent contractor for Taxes paid pursuant to Section 409A of the Code and the regulations thereunder or any similar state Law.

(d) Notwithstanding any other provision of this Agreement to the contrary, (i) the Company makes no representation or warranty with respect to the existence, availability, amount, usability, or limitation (or lack thereof) of any net operating loss, net operating loss carryforward, capital loss carryforward, basis amount, or other Tax attributes of any of the Acquired Companies after the Closing Date, and (ii) nothing in this Section 3.8 shall be construed as a representation or warranty with respect to any Tax position that Buyer or its affiliates (including the Acquired Companies following the Closing) may take after the Closing Date.

3.9 Restrictions on Business Activities. Except for those contracts set forth on Section 3.9 of the Company Disclosure Schedule, there is no Contract (non-competition or otherwise), commitment or Order to which the Company or any of its Subsidiaries is a party or which is otherwise binding upon the Company or any of its Subsidiaries (or any of their respective assets) (a) which prohibits the Company or any of its Subsidiaries to operate in any geography of the world or with any Person, (b) which contains covenants of non-competition, rights of first refusal or negotiation, non-solicitation of customers or employees, or exclusive dealings arrangements, (c) under which the Company or any of its Subsidiaries is restricted from hiring or soliciting potential employees, consultants or independent contractors or (d) which otherwise limits the freedom of the Company or any of its Subsidiaries to engage in any line of business or to compete with any Person. Without limiting the generality of the foregoing, none of the Company nor any of its Subsidiaries has entered into any Contract under which the Company or any of its Subsidiaries is restricted from selling, licensing, delivering or otherwise distributing or commercializing any of Company Owned IP or Company Products or from providing services to customers or potential customers or any class of customers, in any geographic area, during any period of time, or in any segment of the market.

3.10 Title to Properties; Absence of Liens; Condition and Sufficiency of Assets.

(a) Except as set forth on Section 3.10(a) of the Company Disclosure Schedule, none of the Company nor any of its Subsidiaries owns or has ever owned any real property.

(b) Section 3.10(b) of the Company Disclosure Schedule sets forth a list, as of the Agreement Date, of all leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in or relating to all real property currently leased, subleased or licensed by or from the Company or any of its Subsidiaries or otherwise used or occupied by the Company or any of its Subsidiaries for the operation of its business (the “Leased Real Property”), including all amendments, terminations and modifications thereof, as well as any master leases or overleases with respect to any subleases or underleases, and any binding offers or options to lease, sublease or license any real property (“Lease Agreements”), and there are no other Lease Agreements for real property affecting the Leased Real Property or to which the Company or any of its Subsidiaries is bound. The Company has delivered or made available to Buyer true, correct and complete copies of all Lease Agreements. Other than the Leased Real Property, none of the Company nor any of its Subsidiaries currently possess, uses, leases, operates or occupies any real property.

(i) There is not, under any of such Lease Agreements, any existing material non-monetary or monetary default (or, to the Company’s Knowledge, an event which with notice or lapse of time, or both, would constitute a material non-monetary or monetary default) on the part of the Company, its Subsidiaries, or, to the Knowledge of the Company, the counterparties to the Lease Agreements.

(ii) The Lease Agreements are valid and effective in accordance with their respective terms, subject to (A) Laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (B) rules of Law governing specific performance, injunctive relief and other equitable remedies.

(iii) None of the Company nor any of its Subsidiaries has received any notice of a default, alleged failure to perform, or any offset or counterclaim with respect to any such Lease Agreement, which has not been fully remedied and withdrawn.

(iv) None of the Company nor any of its Subsidiaries are delinquent in the payment of any rent (including base rent and additional rent) due and payable with respect to each Lease Agreement.

(v) No monetary amounts are owed by the Company or any of its Subsidiaries to any landlord or sublandlord, as the case may be, under any Lease Agreement, except as expressly set forth in the Lease Agreements.

(vi) Except as set forth on the Section 3.10(b)(vi) of the Company Disclosure Schedule, none of the Company nor any of its Subsidiaries has exercised or waived or given any notice purporting to exercise or waive, or received written notice purporting to terminate, any expansion, renewal, rights of first offer, rights of first refusal or termination rights under any Lease Agreement.

(vii) None of the Company nor any of its Subsidiaries owes any outstanding brokerage commissions or finder’s fees with respect to any Leased Real Property.

(viii) None of the Company nor any of its Subsidiaries has received notice of any violation of a building code, zoning, or similar Law applicable to any of the Leased Real Property.

(ix) To the Company’s Knowledge, all elements of each Leased Real Property, including, but not limited to, utilities, air conditioning, heating, plumbing, sprinkler system, and electric wiring, are in good working order and repair in all material respects. The Leased Real Property is adequate and suitable for the conduct of business by the Company and its Subsidiaries as presently conducted. To the Company’s Knowledge, the Leased Real Property is properly zoned for the conduct of business by the Company and its Subsidiaries as presently conducted.

(c) Except as would not be materially adverse to the Acquired Companies, each of the Company and its Subsidiaries has good title to, or valid leasehold interest in all of its properties, and interests in properties and assets, real and personal, reflected on the Current Balance Sheet or acquired after the Balance Sheet Date (except properties and assets, or interests in properties and assets, sold or otherwise disposed of since the Balance Sheet Date in the Ordinary Course of Business), or, with respect to leased properties and assets, valid leasehold interests in such properties and assets that afford each of the Company and its Subsidiaries, as applicable, valid leasehold possession of the properties and assets that are the subject of such leases, in each case, free and clear of all Liens, except Permitted Liens.

(d) All material machinery, equipment, and other tangible assets of the Acquired Companies (other than real property) currently being used in the conduct of the Company Business have been maintained in all material respects in accordance with generally accepted industry practice (giving due account to the age and length of use and ordinary wear and tear), are in all material respects in good operating condition and repair, ordinary wear and tear excepted, and are adequate and suitable for the uses to which they are being put. No maintenance of such assets has been materially deferred by the Acquired Companies.

3.11 Intellectual Property.

(a) Definitions. For all purposes of this Agreement, the following terms shall have the following respective meanings:

(i) “Company IP” shall mean (i) all Technology and Intellectual Property Rights in the Company Products, and (ii) all Company Owned IP.

(ii) “Company Owned IP” shall mean any and all Intellectual Property Rights, including Registered IP that are owned or purported to be owned by the Company or any of its Subsidiaries.

(iii) “Company Products” shall mean all products and services that have been or are as of the Agreement Date commercially provided, made available, marketed, distributed, offered online, offered for sale, sold, leased, loaned, or licensed by or on behalf of the Company or any of its Subsidiaries, at any time prior to the date of the Agreement (including through resellers and other channel partners), and any product or service currently under development by or on behalf of the Company or any of its Subsidiaries.

(iv) “Company Software” shall mean the software that embodies any Company Owned IP or that is used in the operation, design, development, production, distribution, testing, provision, maintenance or support of any Company Product.

(v) “Company Source Code” shall mean any software source code authored by or on behalf of the Company or any of its Subsidiaries, and any software source code of any Company Product.

(vi) “Contaminant” shall mean any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “malware,” or “worm” (as such terms are commonly understood in the software industry) or any other code, software routines, or hardware components designed or intended to have, or capable of performing, any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or permitting or causing unauthorized access to, a system, network, or other device or any information contained thereon or processed thereby; or (ii) damaging or destroying any data or file without the user’s consent.

(vii) “GDPR” shall mean Regulation (EU) 2016/679 (General Data Protection Regulation) of the European Parliament and of the Council on the protection of natural persons with regard to the processing of personal data and on the free movement of such data as currently in effect and as may be amended from time to time.

(viii) “Information Privacy and Security Laws” shall mean any Law, rule, regulation or directive, all guidance issued by any Governmental Entity thereunder and any applicable self-regulatory guidelines, relating to: (a) the privacy, protection, integrity or security of Protected Information, including as relevant to the receipt, collection, monitoring, maintenance, modification, hosting, creation, processing, transmission, use, analysis, disclosure, storage, retention, disposal and security of Protected Information or (b) requirements for websites and mobile applications, online behavioral advertising, tracking technologies, call or electronic monitoring or recording, or any outbound communications, including outbound calling and text messaging, telemarketing and email marketing. Without limiting the foregoing, “Information Privacy and Security Laws” includes the Federal Trade Commission Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, the Children’s Online Privacy Protection Act, the Computer Fraud and Abuse Act, the Electronic Communications Privacy Act, the Fair Credit Reporting Act, the Payment Card Industry Data Security Standard issued by the Payment Card Industry Security Standards Council, as may be revised from time to time (“PCI DSS”), the Fair and Accurate Credit Reporting Act, the Health Insurance Portability and Accountability Act of 1996, as amended and supplemented by the Health Information Technology for Economic and Clinical Health Act of the American Recovery and Reinvestment Act of 2009, the Gramm-Leach-Bliley Act, the California Consumer Privacy Act of 2018, other state privacy and data security laws, state social security number protection laws, state data breach notification laws, state consumer protection laws, the GDPR (and any laws and regulations of any European Union Member States or the United Kingdom implementing them), and other applicable data protection laws of the jurisdictions in which the Company or any of its Subsidiaries operate or which are applicable to their respective businesses.

(ix) “Intellectual Property Rights” shall mean all rights in, arising out of, or associated with Technology and intellectual property rights, including: (i) rights in, arising out of, or associated with works of authorship, including without limitation rights granted under US federal and state law and under the law of any other jurisdiction; (ii) rights in, arising out of, or associated with databases; (iii) rights in, arising out of, or associated with inventions, including without limitation rights granted under the Patent Act (“Patent Rights”); (iv) rights in, arising out of, or associated with trademarks, service marks, trade dress and trade names including without limitation rights granted under U.S. federal and state law and under the law of any other jurisdiction; (v) rights in, arising out of, or associated with confidential information and trade secrets, including without limitation rights described under the Uniform Trade Secrets Act; (vi) rights of attribution and integrity and other moral rights of an author; (vii) rights in, arising out of, or associated with a person’s name, voice, signature, photograph, or likeness, including without limitation rights of personality, publicity or similar rights; (viii) rights in, arising out of, or associated with domain names; and (ix) any similar laws arising in any jurisdiction in the world.

(x) “Open Source Material” shall mean any software or other materials that are distributed as “free software” or “open source software” (as such terms are commonly understood in the software industry), including software code or other materials that are licensed under a Creative Commons License, open database license, the Mozilla Public License, the GNU General Public License, GNU Lesser General Public License, Common Public License, Apache License, BSD License, or MIT License and all other licenses identified by the Open Source Initiative as “open source licenses” (such licenses or agreements are collectively, “Open Source Licenses”).

(xi) “Personal Data” shall mean any and all information that can reasonably be associated with an individual natural person, household, browser or device, including information that identifies or could be used to identify an individual natural person, household, browser or device, including name, physical address, telephone number, email address, financial account number, passwords or PINs, device identifier or unique identification number (such as an IP address), government-issued identifier (including Social Security number and driver’s license number), medical, health or insurance information, gender, date of birth, educational or employment information, religious or political views or affiliations and marital or other status (to the extent any of these data elements can reasonably be associated with an individual natural person, household, browser or device or is linked to any such data element that can reasonably be associated with an individual natural person, household, browser or device). Personal Data also includes any information not listed above if such information is defined as “personal data,” “personally identifiable information,” “individually identifiable health information,” “protected health information” or “personal information” or any information of a similar character, the collection, use, or disclosure of which is governed by any Law.

(xii) “Privacy Statements” shall mean, collectively, all of the Company’s and its Subsidiaries’ internal privacy policies, privacy statements made to customers, and publicly posted privacy policies (including if posted on or in connection with the Company’s or its Subsidiaries’ products and services) regarding receipt, collection, monitoring, maintenance, modification, hosting, creation, processing, transmission, use, analysis, disclosure, storage, retention, disposal or security of Protected Information.

(xiii) “Protected Information” shall mean (a) Personal Data; (b) any information that is governed, regulated or protected by one or more Information Privacy and Security Laws; (c) any information that is covered by the PCI DSS; (d) any Company Owned IP, Company Confidential Information or other confidential information of the Company or its Subsidiaries that the Company or its Subsidiaries receives, creates, transmits or maintains in electronic form through Company or its Subsidiaries’ systems networks or other information technology; or (e) any sensitive information covered by any requirements of any Contract.

(xiv) “Registered IP” shall mean domain names and all Intellectual Property Rights that are the subject of an application, certificate, filing, registration, or other document issued by, filed with, or recorded by, any state, government, or other public legal authority at any time in any jurisdiction, including without limitation, all applications, reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations, and continuations-in-part associated with patents.

(xv) “Off-the-Shelf Software” shall mean any generally commercially available, non-customized software in executable code or hosted form that is available for an annual cost of not more than U.S. $250,000 for a single user or work station (or $1,000,000 in the aggregate for all users and work stations) and not distributed by the Company or any of its Subsidiaries.

(xvi) “Technology” shall mean all forms of technology and content, including any or all of the following: (A) published and unpublished works of authorship, including without limitation audiovisual works, collective works, computer programs or software (whether in source code or executable form), documentation, compilations, databases, derivative works, literary works, maskworks, websites, and sound recordings; (B) inventions (whether or not patentable), discoveries, improvements, business methods, compositions of matter, machines, methods, and processes and new uses for any of the preceding items; (C) information that is not generally known or readily ascertainable through proper means, whether tangible or intangible, including without limitation algorithms, customer lists, ideas, designs, formulas, know-how, methods, processes, programs, prototypes, systems, and techniques; (D) databases, data compilations and collections and technical data; and (E) devices, prototypes, designs and schematics (whether or not any of the foregoing is embodied in any tangible form and including all tangible embodiments of the foregoing, such as instruction manuals, laboratory notebooks, prototypes, samples, studies and summaries).

(b) Registered IP. Section 3.11(b)(1) of the Company Disclosure Schedule lists, as of the Agreement Date: (i) each item of Registered IP which is owned, filed in the name of, or purported to be owned by the Company or any of its Subsidiaries or subject to a valid obligation of assignment to the Company or any Subsidiary (whether owned exclusively, jointly with another Person, or otherwise) (“Company Registered IP”); (ii) any other Person that has an ownership interest in such item of Registered IP and the nature of such ownership interest, if any; (iii) the jurisdiction in which such item of Registered IP has been registered or filed (or respect to domain names, the registrar thereof) and the applicable registration and application numbers (if any); (iv) the filing date, and/or issuance/registration/grant date; and (v) the status thereof. Section 3.11(b)(2) of the Company Disclosure Schedule lists, as of the Agreement Date: (y) any formal actions that must be taken by the Company or any of its Subsidiaries within ninety (90) days of the Closing Date with respect to any Company Registered IP, including the payment of any registration, maintenance or renewal fees or the filing of any documents, applications or certificates, and (z) any Legal Proceedings before any court or tribunal (including the United States Patent and Trademark Office (the “PTO”), the U.S. Copyright Office, or equivalent authority anywhere in the world) to which the Company or any of its Subsidiaries is a party and in which claims are raised relating to the validity, enforceability, scope, ownership or infringement of any of the Company Registered IP. All necessary registration, maintenance and renewal fees in connection with the Company Registered IP that are or shall be due for payment on or before the Closing Date have been or shall be timely paid and all necessary documents and certificates in connection with the Company Registered IP that are or shall be due for filing on or before the Closing Date have been or shall be timely filed with the PTO or other relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Company Registered IP. To the maximum extent provided for by, and in accordance with, applicable Laws, each of the Company and its Subsidiaries has recorded each assignment of Registered IP with each relevant Governmental Entity, in accordance with applicable Laws.

(c) Title, Validity and Enforceability. Each Acquired Company exclusively owns all right, title, and interest to and in the Company Owned IP free and clear of all Liens (other than Permitted Liens). All Company Registered IP is subsisting and, to the Knowledge of the Company, valid and enforceable (except with respect to applications, which are validly applied for).

(d) Contracts.

(i) Section 3.11(d)(i) of the Company Disclosure Schedule lists, as of the Agreement Date, all licenses or Contracts to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound pursuant to which any material Intellectual Property Right or Technology material to the operation of the business of the Company or any of its Subsidiaries as currently conducted is licensed to the Company or any of its Subsidiaries (other than (A) non-exclusive software licenses or software-as-a-service agreements with respect to Off-the-Shelf Software and Open Source Materials, (B) nondisclosure agreements entered in the Ordinary Course of Business, and (C) licenses of Intellectual Property Rights that are contained in a Standard Form Agreement without material deviation from the Intellectual Property Rights provisions set forth therein), (collectively “Inbound Licenses”).

(ii) Section 3.11(d)(ii) of the Company Disclosure Schedule lists, as of the Agreement Date, each license or Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound pursuant to which the Company or any of its Subsidiaries has granted to any Person any license under, agreed not to assert or enforce, or in which any Person has otherwise received or acquired any right (whether or not currently exercisable) or interest in, any Company Owned IP (other than (A) nondisclosure agreements entered in the Ordinary Course of Business; (B) nonexclusive licenses (1) to provide the Company Products to the Company or any of its Subsidiaries’ customers, resellers, or distributors, or (2) to service providers or supplier of the Company or any of its Subsidiaries, in each case, entered in the Ordinary Course of Business; and (C) access or licenses to Company Owned IP granted to employees, consultants, and independent contractors of the Company or its Subsidiaries pursuant to Personnel Agreements) (collectively, “Outbound Licenses”).

(iii) The Company has made available to Buyer a correct and complete copy of each standard form of Contract used by each of the Company and any of its Subsidiaries in connection with its business to assign or license any Intellectual Property Rights, including (as applicable) each of its unmodified standard forms of: (A) employment agreement or offer letter containing any assignment or license of Intellectual Property Rights or any confidentiality provision; (B) consulting or independent contractor agreement containing any assignment or license of Intellectual Property Rights or any confidentiality provision; (C) confidentiality or nondisclosure agreement; (D) customer contract providing for non-exclusive use of or access to the Company Products (collectively, the “Standard Form Agreements”).

(e) Company Owned IP. Each of the Company and its Subsidiaries has the exclusive right to bring infringement actions with respect to the Company Owned IP. Neither the Company nor any of its Subsidiaries has (A) transferred full or partial ownership of, or granted any exclusive license with respect to, any Intellectual Property Rights that are or, as of the time of such transfer or exclusive license were, owned or purported to be owned by the Company and material to the operation of the business of the Company or its Subsidiaries as currently conducted; or (B) permitted Intellectual Property Rights that are or, were at the time, owned or purported to be owned by the Company and material to the operation of the business of the Company or its Subsidiaries as currently conducted to enter into the public domain.

(f) Development of Company Owned IP.

(i) Neither the Company nor any Subsidiary has jointly developed any Company Owned IP with any other Person with respect to which such other Person has retained any rights in the developed subject matter. Without limiting the generality of the foregoing:

(ii) Each Person who is or was an Employee, consultant or contractor of the Company or any Subsidiary and that was involved in the development of any Technology or Intellectual Property Rights for or on behalf of the Company or its Subsidiaries has signed a valid, enforceable agreement (A) containing an assignment to the Company or such Subsidiary of such Person’s rights, title and interest in and to the resulting Technology and Intellectual Property Rights (unless the Company or its Subsidiaries own such Technology or Intellectual Property Rights by operation of Law), and (B) which also contains customary confidentiality provisions protecting the rights of the Company or such Subsidiary in trade secrets and other Company or Subsidiary proprietary information (unless such Person is otherwise subject to duty of confidentiality) (such valid, enforceable agreements “Personnel Agreements”). The Company or such Subsidiary and all other parties thereto are in compliance in all material respects with the provisions of the Personnel Agreements.

(iii) No current or former member, manager, officer, director, consultant, contractor or Employee, of the Company or any Subsidiary (A) has made any claim of ownership with respect to any Company Owned IP, or (B) has any claim, right (whether or not currently exercisable) or interest to or in any Company Owned IP.

(iv) No current or former Employee of the Company or any Subsidiary is: (A) bound by or otherwise subject to any Contract with a third Person restricting such Employee from performing (or in the case of former Employees, having performed) such Employee’s duties for the Company or such Subsidiary; or (B) in breach of any Contract with any former employer or other Person concerning Intellectual Property Rights or confidentiality due to his/her activities as an Employee or contractor of the Company or such Subsidiary.

(v) No funding, facilities or personnel of any Governmental Entity or any public or private university, college or other educational or research institution were used directly to develop or create, in whole or in part, any Technology or Intellectual Property Right for or on behalf of the Company or its Subsidiaries.

(g) Standards Bodies. Neither the Company nor any of its Subsidiaries is, nor has ever been, a member or promoter of, or a contributor to, any industry standards body or any similar organization that requires or obligates the Company or its Subsidiaries to grant or offer to any other Person any license or right to any Company Owned IP. Neither the Company nor any of its Subsidiaries is a party to any Contract with a standards body or any similar organization involving the license to the Company or its Subsidiaries of “standards essential” Technology or Intellectual Property Rights, and neither the Company nor any Subsidiary has reasonable basis to believe that in the absence of such Contract, it has any Liability therefor.

(h) Protection of Trade Secrets. The Company and its Subsidiaries have taken reasonable steps and precautions necessary to maintain the confidentiality of, and otherwise protect and enforce its rights in, all proprietary and confidential information that the Company and its Subsidiaries hold, or purport to hold, as a trade secret or maintains, or purport to maintain, as confidential.

(i) Enforcement. To the Company’s Knowledge, no Person has infringed, misappropriated or otherwise violated in the past three (3) years, and no Person is currently infringing, misappropriating or otherwise violating, any Company Owned IP. Section 3.11(i) of the Company Disclosure Schedule lists (and the Company has made available to Buyer a correct and complete copy of) each letter or other written or electronic communication, or correspondence or claim that has been sent or otherwise delivered to any other Person by the Company, any Subsidiary, or any of their representatives, regarding any actual, alleged or suspected infringement or misappropriation of any Company Owned IP in the past three (3) years.

(j) Non-Infringement. The operation of the business of the Company and its Subsidiaries as currently conducted or as currently contemplated by the Company and its Subsidiaries to be conducted by the Company and its Subsidiaries, including the design, development, use, import, branding, advertising, promotion, marketing, sale, provision, and licensing out of any Company Product, has not in the past six (6) years and does not infringe, violate or misappropriate, and shall not infringe, violate or misappropriate, when conducted as so contemplated or in substantially the same manner as currently conducted by the Company and its Subsidiaries following the Closing, any Intellectual Property Rights of any Person, or constitute unfair competition or trade practices under the laws of any jurisdiction. Without limiting the generality of the foregoing:

(i) No infringement, misappropriation, or similar claim or Legal Proceeding involving or relating to any Intellectual Property Rights of another Person is pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries or, to the Knowledge of the Company, against any other Person who is or may be entitled to be indemnified, defended, held harmless or reimbursed by the Company or its Subsidiaries with respect to such Legal Proceeding.

(ii) Neither the Company nor any Subsidiary has received in the past three (3) years any notice or other communications (in writing or otherwise) relating to any actual, alleged or suspected infringement, misappropriation or violation by the Company or any Subsidiary of any Intellectual Property Rights of another Person, including any letter or other communication suggesting or offering that the Company or any Subsidiary obtain a license to any Intellectual Property Rights of another Person in a manner that reasonably implies infringement or violation in the absence of a license thereto.

(k) Company Software. The Company Software does not contain any bug, defect or error (including any bug, defect or error relating to or resulting from the display, manipulation, processing, storage, transmission or use of date data) that: (A) materially and adversely affects the use, functionality or performance of such Company Software or any product or system containing or authorized or intended to be used in conjunction with such Company Software; or (B) causes or would cause the Company or any Subsidiary to fail to comply, with any applicable warranty or other contractual commitment relating to the use, functionality or performance of such Company Software or any product or system containing or authorized or intended to be used in conjunction with such Company Software. No Company Software contains any Contaminant.

(l) Company Source Code. No Company Source Code has been delivered, licensed or made available to any escrow agent or other Person who is not, or was not, as of the date thereof, an Employee, consultant or independent contractor of the Company or any Subsidiary subject to a Personnel Agreement. Neither the Company nor any Subsidiary has any duty or obligation (whether present, contingent, or otherwise) to deliver, license or make available any Company Source Code to any escrow agent or other Person. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) shall, or could reasonably be expected to, result in the authorized delivery, license, or disclosure of any Company Source Code to any other Person.

(m) Open Source.

(i) No Company Software contains, is linked with, derived from, or is distributed with, any Open Source Materials in a manner that requires, or purports to require, pursuant to the applicable Open Source License: (A) that the Company or its Subsidiaries grant a license under, or refrain from asserting any one or more of its Patent Rights or that any Company Software or part thereof (except for the applicable, unmodified third party Open Source Material itself): (1) be disclosed or distributed in source code form; (2) be licensed for the purpose of making modifications or derivative works; or (3) be redistributable at no charge; or (B) that otherwise imposes any limitation, restriction or condition on the Company’s or any Subsidiary’s commercial exploitation of any Company Software or part thereof (in each case (A) and (B), except for the applicable, unmodified third party Open Source Material itself).

(n) Neither the Company nor any of its Subsidiaries has distributed any Company Source Code pursuant to an Open Source License.

(o) Privacy. The Company and its Subsidiaries’ receipt, collection, monitoring, maintenance, modification, hosting, creation, processing, transmission, use, analysis, disclosure (including among the Company and its Subsidiaries), storage, retention, disposal and security, as the case may be, of Protected Information, and any such activities performed or handled by authorized third parties on the Company or its Subsidiaries’ behalf, have complied in all material respects with, and neither the execution and delivery of this Agreement nor the consummation of the Merger (including the disclosure to and use by Buyer or the Surviving Entity as applicable of Protected Information after the Closing) will result in the Company, its Subsidiaries, Buyer or the Surviving Entity being in breach or violation of, (i) any Contracts to which the Company or its Subsidiaries is a party, (ii) Information Privacy and Security Laws, (iii) PCI DSS, as applicable to the Company or its Subsidiaries, (iv) any applicable policies or procedures adopted by the Company or its Subsidiaries relating to Protected Information, including the Privacy Statements, and (v) any consents or authorizations that apply to the Protected Information that have been obtained by the Company or its Subsidiaries. The Company’s and its Subsidiaries’ Privacy Statements and all other internal and external policies and procedures relating to Protected Information have at all times met or exceeded applicable industry standards. The Company and its Subsidiaries have all material rights, authority, consents and authorizations necessary to receive, retain, access, use and disclose (including among the Company and its Subsidiaries) the Protected Information in their possession or under their control in connection with the operation of their business. The Company and its Subsidiaries have at all times posted, in accordance with Information Privacy and Security Laws, as applicable, privacy policies governing their use of Protected Information on the websites and applications made available by the Company and its Subsidiaries, and the Company and its Subsidiaries have complied in all material respects with such current and former published privacy policies. None of the disclosures or statements made or contained in any such privacy policy has been inaccurate, misleading, or deceptive.

(p) Systems. The computer, information technology and data processing systems, facilities and services owned, used, or leased by or on behalf of the Company or any of its Subsidiaries, including the Company Products and all other software, hardware, networks, communications facilities, platforms and related systems and services in the custody or control of the Company or any of its Subsidiaries (collectively, “Systems”), are reasonably sufficient for the operation of the business of the Company and its Subsidiaries, including as to capacity, scalability and ability to process current peak volumes in a timely manner. The Systems are in good working condition to effectively perform all computing, information technology and data processing operations necessary for the operation of the Company and its Subsidiaries as currently conducted.

(q) Security Measures.

(i) Neither the Company nor any of its Subsidiaries has made public statements regarding the Company’s systems or information security practices or policies other than those made in the Privacy Statements. The Company’s and its Subsidiaries’ information security practices and policies comply, and at all times have complied, with all Information Privacy and Security Laws. The Company and its Subsidiaries have implemented and maintained reasonable disaster recovery and business continuity plans, procedures and facilities, including with respect to all Systems and the business of the Company and its Subsidiaries. Neither the Company nor any of its Subsidiaries has experienced within the past three (3) years any material disruption to, or material interruption in, the conduct of its business attributable to a defect, error, or other failure or deficiency of any System.

(ii) With respect to each Person performing services for the Company or its Subsidiaries that is or has been permitted to access or otherwise process Protected Information, the Company has obtained a written agreement from such Person that binds such Person to (A) at least the same restrictions and conditions that apply to the Company with respect to such Protected Information, (B) implement reasonable and appropriate measures for protecting such Protected Information from unauthorized access, use, disclosure, and processing and (C) comply with all Information Privacy and Security Laws. All such Persons are in compliance with the provisions of such agreements. All Employees and other personnel of the Company and its Subsidiaries undergo periodic training regarding information security awareness and the obligations of the Company and its Subsidiaries, as applicable, under the Information Privacy and Security Laws.

(iii) To the Knowledge of the Company, during the past three (3) years, there have been no intrusions into or breaches of the security of any Systems, nor have there been any breaches with respect to, or any accidental, unauthorized or unlawful access to, or loss, destruction, acquisition, use, alteration, disclosure or other processing of, any Protected Information, or other data or information collected, handled, transmitted, stored, or otherwise processed by or for the Company or any of its Subsidiaries, including any such incidents experienced by third parties performing services for the Company or any of its Subsidiaries and any such incidents requiring notification to any Person or Governmental Entity (collectively, “Security Incidents”).

(iv) The Company and each of its Subsidiaries has at all times implemented, maintained, and monitored reasonable and appropriate plans, policies, safeguards, and measures (including with respect to technical, administrative, and physical security) to prevent Security Incidents and preserve and protect the confidentiality, availability, security, and integrity of all Systems, all Protected Information, and other data and information used, collected, handled, transmitted, stored, or otherwise processed by or for the Company or any of its Subsidiaries. Such plans, policies, safeguards, and measures comply, and have at all times complied, with Information Privacy and Security Laws and agreements with third parties, and include (A) steps to protect the Systems from infection by Contaminants, access by unauthorized Persons, or access by authorized Persons that exceeds the Person’s authorization; (B) performing and documenting risk assessment and management procedures of the Company; and (C) adherence to industry best practices pertaining to secure programming techniques. Neither the Company nor any of its Subsidiaries has identified any security vulnerabilities affecting Systems that have been or reasonably would be classified as “moderate”, “medium”, “high”, “critical” or by similar severity designations that have not been remediated.

(v) There is no, and has been no, whether written or oral, complaint to, audit or request to audit, investigation (formal or informal), claim, inquiry, or Legal Proceeding, in each case, against or involving the Company, any of its Subsidiaries or any of its or their respective customers (in the case of customers, to the extent relating to any Company Product or the practices of the Company or any Person performing for the Company) by any private party, the U.S. Federal Trade Commission, any data protection authority or any other Governmental Entity, with respect to (A) the creation, collection, storage, hosting, use, disclosure, transmission, transfer, disposal, security, possession, interception, or other processing of any Protected Information by or for the Company or any of its Subsidiaries or (B) the security, confidentiality, availability, or integrity of any Systems or of any Protected Information, or other data or information used, processed or maintained by or for the Company or any of its Subsidiaries. To the Knowledge of the Company, there are no circumstances that would reasonably be expected to give rise to any of the foregoing.

(vi) Section 3.11(q)(vi) of the Company Disclosure Schedule accurately identifies, and the Company has made available, each letter or other written or electronic communication or correspondence (including from journalists or media organizations) that has been sent or otherwise delivered by or to the Company regarding any actual, alleged or suspected (i) Security Incident or (ii) violation of any Information Privacy and Security Laws by (a) the Company, any of its Subsidiaries or any Person performing for the Company or any of its Subsidiaries, or (b) any of the customers of the Company or any of its Subsidiaries. Section 3.11(q)(vi) of the Company Disclosure Schedule provides a brief description of the current status of the matter referred to in such letter, communication or correspondence.

(r) Effect of Transaction. All Company Owned IP is (and immediately following Closing shall be) fully transferable, alienable and licensable by the Company or any of its Subsidiaries (or the Buyer or Surviving Entity, as applicable) without restriction and without payment of any kind to any third party. Neither the execution, delivery or performance of this Agreement or any other agreements referred to in this Agreement nor the consummation of any of the Transactions will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare: (i) a loss of, or Lien on, any Company Owned IP or any other Technology or Intellectual Property Rights used in and material to the development, testing, distribution, provision, maintenance or support of any Company Product or Company Software; (ii) the release, disclosure or delivery of any Company Owned IP by or to any escrow agent or other Person; or (iii) the grant, assignment or transfer to any other Person of any license or other right or interest in, under, or with respect to, either any of the Company Owned IP.

3.12 Agreements, Contracts and Commitments.

(a) Except for this Agreement, the Related Agreements, the Contracts specifically identified on Section 3.12(a) of the Company Disclosure Schedule (with each of such Contracts specifically identified under subsection(s) of such Section 3.12(a) of the Company Disclosure Schedule that correspond to the Subsection or Subsections of this Section 3.12(a)) and purchase orders entered into by the Company or any of its Subsidiaries in the Ordinary Course of Business, none of the Company nor any of its Subsidiaries is a party to or bound by any of the following Contracts:

(i) (A) each employment agreement or offer letter with any employee, or any consulting or independent contractor agreement (other than any consulting or independent contractor agreement for legal or accounting services), in each case, that is not immediately terminable at-will by the Company without advance notice, severance, or other cost or Liability; (B) any Contract with any labor union or any collective bargaining agreement or similar Contract with its Employees; (C) any separation agreement or settlement agreement with any current or former employee, consultant, advisor, agency worker, independent contractor or director, under which the Company or any of its Subsidiaries has any current actual or potential Liability, as well as any settlement agreement, consent decree, or other similar agreement with any Governmental Entity relating to any current or former employee, consultant, advisor, agency worker, independent contractor or director; or (D) each Contract or other agreement that provides for any retention bonus, severance payment, termination payment, change in control bonus, equity vesting acceleration, or any other similar benefits that will be payable or provided to any Employee, consultant, advisor, agency worker, independent contractor or director as a result of the Transaction;

(ii) any Contract or plan, including any stock option plan, stock appreciation rights plan or stock purchase plan, any of the benefits of which shall be increased, or the vesting of benefits of which shall be accelerated or may be accelerated, by the occurrence of any of the Transactions or the value of any of the benefits of which shall be calculated on the basis of any of the Transactions;

(iii) any Contract relating to capital expenditures and involving future payments in any amount in excess of $500,000 individually or $1,000,000 in the aggregate, in each case in any fiscal year;

(iv) any Contract relating to the disposition or acquisition of any material assets or any business enterprise outside the Ordinary Course of Business;

(v) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit or other Indebtedness, other than advancements, payments, or reimbursements of expenses to any officer, director, manager or employee of any Acquired Company incurred in the Ordinary Course of Business;

(vi) any Contract for the purchase of tangible items of equipment or related services in any amount in excess of $500,000 individually or $1,000,000 in the aggregate, in each case in any fiscal year;

(vii) the Lease Agreements;

(viii) any Inbound License;

(ix) any Outbound License;

(x) any Contract with a Top Vendor;

(xi) any Contract with a Top Customer;

(xii) any confidentiality and non-disclosure agreements (whether the Company or any of its Subsidiaries is the beneficiary or the obligated party thereunder), other than (A) those related to commercial transactions in the Ordinary Course of Business or (B) those related to any acquisition, sale or similar transaction (whether actual or potential) involving the Company or any of its Subsidiaries;

(xiii) any Contract providing for “offshore” or outsourced the development of any material items of Technology by, for or on behalf of the Company or any of its Subsidiaries;

(xiv) any Contract required to be disclosed on Section 3.9 of the Company Disclosure Schedule;

(xv) any Contract with U.S. federal, state, city, county, parish, municipal or other Governmental Entities;

(xvi) (A) any management service, partnership or joint venture Contract, (B) any Contract that involves a sharing of profits with other Persons and (C) any Contract that involves the payment of royalties to any other Person;

(xvii) any agency, dealer, distribution, sales representative, remarketer, reseller, or other Contract for the distribution of Company Products (other than agreements with resellers, agents, dealers, sales representatives, remarketers, distributors and channel partners entered into in the Ordinary Course of Business and made available to Buyer);

(xviii) any Contract pursuant to which the Company or any of its Subsidiaries is bound to or has committed to provide any product or service to any third party on a most favored nation basis or similar terms;

(xix) any Contract granting any license or other rights to or from the Company or any of its Subsidiaries with respect to Protected Information, other than grants to service providers to use such Protected Information in connection with the provision of services to the Company or any of its Subsidiaries;

(xx) any standstill or similar agreement containing provisions prohibiting a third party from purchasing Equity Interests of the Company or any of its Subsidiaries or assets of the Company or any of its Subsidiaries;

(xxi) any Contract pursuant to which the Company or any of its Subsidiaries has acquired a business or entity, or a material portion of the assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, exclusive license or otherwise, or any Contract pursuant to which it has any material ownership interest in any other Person;

(xxii) any agreement of indemnification with officers, directors or managers of the Company or any of its Subsidiaries, other than those set forth in the Charter Documents of the Company and its Subsidiaries;

(xxiii) any Contract or other arrangement to settle any Legal Proceeding or to settle any threatened Legal Proceeding that involves any payments in excess of $250,000;

(xxiv) any other Contract that involves payments by or to the Company or any of its Subsidiaries of $1,000,000 or more in any fiscal year, and is not cancelable without penalty within ninety (90) days.

(b) The Company has made available correct and complete copies of each Contract set forth on Section 3.12(a) of the Company Disclosure Schedule. For the purposes of this Agreement, each of the Contracts referenced in Sections 3.9 and 3.12(a) of the Company Disclosure Schedule shall each be referred to herein as a “Material Contract” and collectively as the “Material Contracts.”

(c) Each of the Company and its Subsidiaries has performed in all material respects all of the obligations required to be performed by it and is entitled to all benefits under, and is not alleged to be in material default in respect of, any Material Contract (other than any Material Contract set forth in Section 3.5 of the Company Disclosure Schedule, for which the applicable notice, waiver or consent is not given or received prior to the Closing). Each of the Material Contracts is (other than any Material Contract set forth in Section 3.5 of the Company Disclosure Schedule, for which the applicable notice, waiver or consent is not given or received prior to the Closing) valid, binding and enforceable against the Company and/or its Subsidiaries (to the extent such entity is a party to such Material Contract), and is in full force and effect, subject only to the effect, if any, of applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting the rights of creditors generally and rules of Law governing specific performance, injunctive relief and other equitable remedies. There exists no default or event of default or event, occurrence, condition or act, with respect to the Company or any of its Subsidiaries, or to the Knowledge of the Company, with respect to any other contracting party, that, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to

(i) become a material default or material event of default under any Material Contract (other than any Material Contract set forth in Section 3.5 of the Company Disclosure Schedule, for which the applicable notice, waiver or consent is not given or received prior to the Closing) or (ii) give any third party (A) the right to declare a material default or exercise any material remedy under any Material Contract (other than any Material Contract set forth in Section 3.5 of the Company Disclosure Schedule, for which the applicable notice, waiver or consent is not given or received prior to the Closing), (B) the right to a material rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Material Contract (other than any Material Contract set forth in Section 3.5 of the Company Disclosure Schedule, for which the applicable notice, waiver or consent is not given or received prior to the Closing), (C) the right to accelerate the maturity or performance of any material obligation of the Company or any of its Subsidiaries under any Material Contract (other than any Material Contract set forth in Section 3.5 of the Company Disclosure Schedule, for which the applicable notice, waiver or consent is not given or received prior to the Closing), or (D) the right to cancel, terminate or modify any Material Contract (other than any Material Contract set forth in Section 3.5 of the Company Disclosure Schedule, for which the applicable notice, waiver or consent is not given or received prior to the Closing). None of the Company nor any of its Subsidiaries has received any written, or to the Knowledge of the Company, oral notice or other communication regarding any actual or possible violation or breach of, default under, or intention to cancel or modify any Material Contract. The Company has heretofore made available to Buyer or its Representatives (1) correct and complete copies of each written Material Contract and (2) summaries of each oral Material Contract, together with any and all material amendments and supplements thereto and “side letters” and similar documentation relating thereto, if any.

3.13 Interested Party Transactions.

(a) Except as set forth on Section 3.13 of the Company Disclosure Schedule, no (1) officer, director or manager of the Company or any of its Subsidiaries, (2) any Company Stockholder or, (3) to the Knowledge of the Company or to the knowledge of any Company Stockholder, any immediate family member of any Person described in clauses (1) and (2) or any trust, partnership or corporation in which any of the Persons described in clauses (1) and (2) has or has had a material interest (each, an “Interested Party”), (i) has any interest in any entity which furnished or sold, or furnishes or sells, services, products, or technology that the Company or any of its Subsidiaries furnishes or sells, (ii) has any interest in any entity that purchases from or sells or furnishes to the Company or any of its Subsidiaries, any goods or services or (iii) is a party to any Contract to which the Company or any of its Subsidiaries is a party (except, in each case of the foregoing clauses (i) through (iii), for any ordinary course (A) Contract relating to compensation or benefits provided for services as an officer, director, manager or Employee or other service provider of any Acquired Company, (B) advancements, payments, or reimbursements to any officer, director, manager or Employee or other service provider of any Acquired Company incurred in the Ordinary Course of Business, (C) benefits under a Company Employee Plan, (D) Company Options and Company Stock and any Contracts relating thereto (including the Stockholders’ Agreement, the Company Equity Plans and any Company Option Agreements), (E) services performed as an employee, officer, director, and/or manager or other service provider of an Acquired Company, and (F) as set forth on Section 3.13 of the Company Disclosure Schedule); provided, that ownership of no more than five percent (5%) of the outstanding voting securities of a publicly traded entity shall not be deemed to be an “interest in any entity” for purposes of this Section 3.13.

(b) All transactions pursuant to which any Interested Party has purchased any services, products, or technology from, or sold or furnished any services, products or technology to, the Company or any of its Subsidiaries that were entered into in the past three (3) years, have been on an arms’-length basis on terms no less favorable to the Company or any of its Subsidiaries than would be available from an unaffiliated party.

3.14 Company Authorizations. Section 3.14 of the Company Disclosure Schedule sets forth, as of the Agreement Date, each consent, license, permit, grant or other authorization (a) pursuant to which the Company or any of its Subsidiaries currently operates, provides any services or holds any interest in any of their properties, or (b) which is required for the operation of the business of the Company or any of its Subsidiaries as currently conducted or the holding of any such interest, in each case, except for any consent, license, permit, grant or other authorization the lack of which would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole (collectively, “Company Authorizations”). Except as would not be material to the Company and its Subsidiaries, taken as a whole, all of the Company Authorizations have been issued or granted to the Company or any of its Subsidiaries, are in full force and effect and constitute all Company Authorizations required to permit the Company and its Subsidiaries to operate or conduct its business or hold any interest in its properties or assets. Except as would not be material to the Company and its Subsidiaries, taken as a whole, each of the Company and its Subsidiaries is in compliance with all such Company Authorizations.

3.15 Litigation.

(a) There is no Legal Proceeding of any nature pending, or to the Knowledge of the Company, threatened, against the Company, any of the Company’s Subsidiaries, or any of their respective properties or assets (tangible or intangible) or any of the officers, directors or managers of the Company or any of its Subsidiaries (in their capacities as such), nor to the Knowledge of the Company on the Agreement Date, are there any presently existing facts or events that would constitute a reasonable basis therefor. To the Knowledge of the Company, no Governmental Entity has within the last three (3) years challenged or investigated the legal right of the Company or any of its Subsidiaries to conduct its respective operations as presently or previously conducted or as currently contemplated to be conducted.

(b) Except as set forth on Section 3.15(b) of the Company Disclosure Schedule, none of the Company nor any of its Subsidiaries has any Legal Proceeding of any nature pending before any Governmental Entity against any other Person.

3.16 Books and Records.

(a) The Company has made available to Buyer correct and complete copies of (i) all documents identified on the Company Disclosure Schedules and (ii) the Charter Documents, each as currently in effect.

(b) Except as would not be materially adverse to the Company and its Subsidiaries, taken as a whole, (i) each of the Company and its Subsidiaries has made and kept business records, financial books and records, personnel records, ledgers, sales accounting records, Tax records and related work papers and other books and records of the Company (collectively, the “Books and Records”) that are correct and complete and fairly reflect, in all material respects, the business activities of each of the Company and its Subsidiaries, and (ii) none of the Company nor any of its Subsidiaries has engaged in any material transaction, maintained any bank account or used any corporate funds except as reflected in its normally maintained Books and Records. At the Closing, the minute books and other material Books and Records of the Acquired Companies shall be in the possession of the Company.

3.17 Environmental, Health and Safety Matters. Except as set forth in Section 3.17 of the Company Disclosure Schedule, (i) each of the Company and its Subsidiaries is in compliance with all Environmental, Health and Safety Requirements in connection with the ownership, use, maintenance or operation of its business or assets or properties; (ii) the Company and its subsidiaries have and are in material compliance with all permits necessary for the use, maintenance, or operation of its business or assets or properties; (iii) there are no pending, or to the Knowledge of the Company, threatened allegations by any Person that the properties or assets of the Company or any of its Subsidiaries are not, or that its business has not been conducted, in compliance with all Environmental, Health and Safety Requirements; (iv) neither the Company nor any of its Subsidiaries has received any notice or other communication (in writing or otherwise) that alleges that the Company or any of its Subsidiaries is not in compliance with any permit or Environmental, Health, and Safety Requirement; (v) none of the Company nor any of its Subsidiaries has retained or assumed any Liability of any other Person under any Environmental, Health and Safety Requirements; (vi) there are no past or present facts, circumstances of conditions that would reasonably be expected to give rise to any Liability of the Company or any of its Subsidiaries with respect to Environmental, Health and Safety Requirements; (vii) to the Knowledge of the Company, all property that is owned, used, leased to, or controlled by the Company or any of its Subsidiaries and all surface water, groundwater, and soil associated with such property is free of any Hazardous Material or material environmental contamination of any nature; and (viii) there has been no release of Hazardous Material in, on, above, or under any property owned, used, leased to, or controlled by the Company (including waste disposal sites) except in material compliance with Environmental, Health and Safety Requirements.

3.18 Brokers’ and Finders’ Fees. Except as set forth on Section 3.18 of the Company Disclosure Schedule, none of the Company nor any of its Subsidiaries has incurred, and shall not incur, directly or indirectly, any Liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services or any similar charges in connection with this Agreement or any of the Transactions, nor shall Buyer or the Company or any of its Subsidiaries incur, directly or indirectly, any such Liability based on arrangements made by or on behalf of the Company or any of its Subsidiaries.

3.19 Employee Benefit Plans and Compensation.

(a) Schedule. Section 3.19(a) of the Company Disclosure Schedule contains a correct and complete list, as of the Agreement Date, of each Company Employee Plan.

(b) Documents. The Company has made available to Buyer (i) correct and complete copies of all documents currently embodying each Company Employee Plan including all amendments thereto and all related trust documents, (ii) the most recent annual report (Form 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code or by any other applicable Law in connection with each Company Employee Plan, (iii) if the Company Employee Plan is funded, the most recent annual and periodic accounting of such Company Employee Plan assets, (iv) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA or by any other applicable Law with respect to each Company Employee Plan, (v) all current material written agreements and contracts governing the funding or administration of such Company Employee Plan, including administrative service agreements and group insurance contracts, (vi) all material correspondence to or from any Governmental Entity within the last three (3) years relating to any Company Employee Plan other than routine correspondence in the normal course of operations of such Company Employee Plan, (vii) current policies pertaining to fiduciary liability insurance covering the fiduciaries for each Company Employee Plan, if any, (viii) all discrimination tests for each Company Employee Plan for the three most recent plan years and (ix) the most recent IRS (or any other applicable Taxing Authority) determination or opinion letter issued with respect to each Company Employee Plan for which determination letters are currently available.

(c) Employee Plan Compliance. The Company and each Subsidiary of the Company has performed in all material respects all obligations required to be performed by it under, is not in material default or violation of, and, as of the date hereof, has no Knowledge of any default or violation by any other party to, any Company Employee Plan, and each Company Employee Plan has been established and maintained in accordance in all material respects with its terms and in material compliance with all applicable Laws, including ERISA or the Code. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code has obtained a favorable IRS determination letter (or opinion letter, if applicable) as to its qualified status under the Code, and, to the Knowledge of the Company, there has been no event or condition that has adversely affected or could reasonably be expected to adversely affect such qualified status. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Employee Plan. There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened or reasonably anticipated (other than routine claims for benefits) against any Company Employee Plan or against the assets of any Company Employee Plan. There are no audits, inquiries or Legal Proceeding pending or to the Knowledge of the Company, threatened by the IRS, DOL, or any other Governmental Entity with respect to any Company Employee Plan. The Company and its Subsidiaries are not subject to any penalty or Tax with respect to any Company Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code. The Company and its Subsidiaries have made all contributions and other payments required by and due on or prior to date hereof under the terms of each Company Employee Plan.

(d) International Employee Plan. None of the Acquired Companies has an International Employee Plan.

(e) No Pension Plan. None of the Company nor any of its Subsidiaries has within the last six (6) years maintained, established, sponsored, participated in, or contributed to, any Pension Plan subject to Title IV of ERISA or Section 412 of the Code. No Acquired Company has incurred any liability under Tile IV of ERISA or Section 412 of the Code through an ERISA Affiliate, and nothing has occurred that could reasonably be expected to result in any such liability.

(f) No Self-Insured Plan. Except as set forth on Section 3.19(f) of the Company Disclosure Schedule, no Company Employee Plan that provides medical, dental, vision, death or long-term disability benefits is self-insured plan (including any such plan pursuant to which a stop loss policy or contract applies).

(g) Collectively Bargained, Multiemployer and Multiple Employer Plan. Within the last six years no Acquired Company has contributed to or been obligated to contribute to any multiemployer plan (as defined in Section 3(37) of ERISA) or maintained, established, sponsored, participated in or contributed to any multiple employer plan described in Section 413 of the Code or any multiple employer welfare arrangement described in Section 3(40) of ERISA.

(h) No Post-Employment Obligations. No Company Employee Plan provides, or reflects or represents any Liability to provide, post-employment or retiree life insurance, health or other employee welfare benefits to any Person for any reason, except as may be required by COBRA or other applicable statute.

(i) Effect of Transactions. Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or upon the occurrence of any additional or subsequent events) shall (i) result in any compensatory payment or benefit (including severance, bonus or otherwise) becoming due to any Employee of the Company or any of its Subsidiaries, (ii) result in any forgiveness of Indebtedness with respect to any Employee, (iii) materially increase any benefits otherwise payable by the Company or any of its Subsidiaries or (iv) result in the obligation to fund benefits or result in the acceleration of the time of payment or vesting of any such benefits, except as required under Section 411(d)(3) of the Code.

(j) COVID-19 Measures. The Company and each Subsidiary of the Company is and has at all relevant times been in compliance with all mandatory quarantine, “shelter in place”, “stay at home”, social distancing, shut down, closure, or all other Laws and orders in connection with or in response to COVID-19 (“Workplace COVID-19 Measures”), including without limitation those relating to business openings or closures, screening, testing, response, rehire notices or obligations, employee privacy, recordkeeping, reporting and accommodations, that are applicable to any location in which the Company or any Subsidiary of the Company operates. None of the Company nor any Subsidiary of the Company has received any complaint (whether verbal or written) from any Employee or Governmental Entity alleging that the Company or any Subsidiary of the Company is not in material compliance with Workplace COVID-19 Measures or failed to provide a safe working environment, appropriate equipment or accommodation in relation to COVID-19.

(k) Employment Matters. The Company and each Subsidiary of the Company is in material compliance with all applicable foreign, U.S. federal, state and local laws, rules and regulations, collective bargaining agreements and arrangements, extension orders and binding customs respecting employment, including but not limited to: employment practices, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants and employees as exempt or non-exempt), Tax withholding, government contracting, child labor, affirmative action, prohibited discrimination, harassment, and retaliation, equal employment opportunity, labor or employee relations, fair employment practices, disability rights or benefits, workers compensation, unemployment compensation and insurance, health insurance continuation, privacy, statutory leaves of absence, meal and rest periods, vacation, sick and other paid time off, immigration, employee safety and health, wages and hours (including minimum and/or overtime wages), compensation and hours of work, right to information and consultation, pay equity, and in each case, with respect to Employees: (i) has withheld and reported all amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments to Employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). The Company and each Subsidiary of the Company has paid in full to all current and former Employees, independent contractors, consultants, advisors, agency workers, and directors all wages, salaries, commissions, bonuses, benefits, and other compensation that are due and owing to such Persons. Except as set forth in Section 3.19(k) of the Company Disclosure Schedule, there are no Legal Proceedings or charges pending, or to the Knowledge of the Company, threatened or reasonably anticipated against the Company or any of its Subsidiaries relating to any current or former Employee, consultant, independent contractor, advisor, agency worker, or director or Company Employee Plan, including (without limitation), any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, compensation, misclassification of workers, wages and hours, or any other employment related matter arising under applicable Law. There are no pending or, to the Knowledge of the Company, threatened claims or actions against the Company or any of its Subsidiaries or any of their trustees under any worker’s compensation policy or long-term disability policy maintained by the Company or any of its Subsidiaries. None of the Company nor any Subsidiary of the Company is a party to a conciliation agreement, consent decree or other agreement or Order with any foreign, U.S. federal, state, or local agency or governmental authority with respect to employment practices. None of the Company nor any Subsidiary of the Company has any material liability with respect to any misclassification of: (1) any Person as an independent contractor rather than as an employee under applicable federal and state Law, (2) any employee leased from another employer, or (3) any employee currently or formerly classified as exempt from overtime wages under applicable federal and state Law.

(l) Labor. No strike, labor dispute, slowdown, concerted refusal to work overtime, or work stoppage against the Company or any Subsidiary of the Company is pending, or to the Knowledge of the Company, threatened, or reasonably anticipated. There are no activities or Legal Proceeding of any labor union to organize any current Employees and no union campaign being conducted to solicit cards from current Employees to authorize a union to request a National Labor Relations Board certifications election with respect to any employees of the Acquired Companies. There are no Legal Proceedings or labor disputes or grievances pending or, to the Knowledge of the Company, threatened against the Company or any Subsidiary of the Company relating to any labor or employee matters involving any current or former Employee, including charges of unfair labor practices. None of the Company nor any Subsidiary of the Company has within the past four (4) years engaged in any unfair labor practices within the meaning of the National Labor Relations Act, and none of the Company nor any Subsidiary of the Company has received any correspondence, charges, complaints, notices or orders from the National Labor Relations Board or any state labor relations agency or any labor organization (including any foreign labor organizations) during the period from the date four (4) years prior to the Agreement Date, and there are no arbitration opinions interpreting and enforcing any labor agreement to which the Company or any Subsidiary of the Company is a party, or by which the Company or any Subsidiary of the Company is bound. None of the Company nor any Subsidiary of the Company is presently, nor has been in the past four (4) years, a party to, or bound by, any collective bargaining agreement, industrial award or enterprise agreement, works council, employee delegate, labor contract, or arrangement or union contract with respect to Employees, and no collective bargaining agreement is being negotiated by the Company or any Subsidiary of the Company. Neither the Company or any Subsidiary of the Company has any duty to bargain with any labor organization or works council or similar employee representative group. To the Knowledge of the Company, there have never been any activities or proceedings of any labor union to organize any workers. No labor dispute, strike or work stoppage against the Company or any of its Subsidiaries is now pending, has occurred in the past four (4) years, or, to the Knowledge of the Company, is now threatened that would reasonably be expected to interfere with the business activities of the Company or any Subsidiary of the Company.

(m) WARN Act. Within the past four (4) years, none of the Company nor any Subsidiary of the Company has taken any action that would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar state, local or foreign Law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state, local or foreign Law, or incurred any liability or obligation under WARN or any similar state, local or foreign Law that remains unsatisfied, including as a result of the COVID-19 pandemic or any Law, Order, directive, guidelines or recommendations by any Governmental Entity. No material reduction in salary or wages or employee layoff, facility closure or shutdown, reduction-in-force, furlough, temporary layoff, or material work schedule change or reduction in hours that could reasonably be expected to trigger notice under the WARN Act, has occurred within the past six months or is currently contemplated, planned or announced, including as a result of the COVID-19 pandemic or any Law, Order, directive, guidelines or recommendations by any Governmental Entity.

(n) No Interference or Conflict. To the Knowledge of the Company, no stockholder, director, officer, Employee of the Company or any Subsidiary of the Company is obligated under any contract or agreement, or subject to any Order of any court or administrative agency, that would conflict with such Person’s employment with the Company or any Subsidiary of the Company, interfere with such Person’s efforts to promote the interests of the Company or any Subsidiary of the Company or that would interfere with the business of the Company or any Subsidiary of the Company. Neither the execution nor delivery of this Agreement, nor the carrying on of the business of the Company or any Subsidiary of the Company as presently conducted nor any activity of such officers, directors, Employees or consultants in connection with the carrying on of the business of the Company or any Subsidiary of the Company as presently conducted shall, to the Knowledge of the Company, conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any contract or agreement under which any of such officers, directors, Employees, or consultants is now bound.

(o) Certain Employee Matters. Section 3.19(o) of the Company Disclosure Schedule contains a correct and complete list of the current Employees of the Company and each Subsidiary of the Company as of 5:30 p.m. (Pacific Time) on the day that is two (2) days prior to the Agreement Date and shows with respect to each such Employee (i) the Employee’s name (or employee identification number if the Employee’s name must be redacted as required by applicable Laws), (ii) position held or department worked in, (iii) date of hire, (iv) base salary or hourly wage rate, as applicable, (v) each Employee’s designation as either exempt or non-exempt, (vi) leave status (if applicable) and the date such leave commenced, and expected return date; (vii) visa status and visa expiration date (as applicable), and (viii) employing entity and location of employment (including city, state, province and country, as applicable). To the Knowledge of the Company, no Employee listed on Section 3.19(o) of the Company Disclosure Schedule intends to terminate his or her employment within the next twelve (12) months, other than in accordance with the employment arrangements provided for in this Agreement. No visa or work permit held by a worker with respect to their service with the Company or any of its Subsidiaries will expire during the six-month period beginning on the Agreement Date.

(p) Contractor List. The Company has made available to Buyer a correct and complete list, as of 5:30 p.m. (Pacific Time) on the day that is two (2) days prior to the Agreement Date, of (i) all current natural person independent contractors, consultants, agency workers and advisors to the Company or any Subsidiary of the Company (ii) the location at which such natural person independent contractors, consultants, agency workers and advisors are providing services; (iii) the dates that the first payments to such individuals were made with respect to the services provided by such individuals; (iv) the amounts paid by the Company or any Subsidiary of the Company to such independent contractors, consultants, agency workers and advisors in 2019, 2020 and year-to-date 2021, and the method and manner of compensation for such engagements; (v) description of services of such independent contractors, consultants, agency workers and advisors to the Company and each of its Subsidiaries and (vi) any eligibility to receive severance, termination or retention payment, change of control payment, or other similar compensation, if any.

(q) Misconduct. Within the past four (4) years, no allegations of sexual harassment, sexual misconduct or retaliation while employed by, or providing services to, the Company or any Subsidiary of the Company have been made, or to the Knowledge of the Company, threatened or anticipated, against (i) any current or former officer, manager or director of the Company or any Subsidiary of the Company or (ii) any other current or former Employee of the Company who, directly or indirectly, supervises or oversees other Employees of the Company. None of the Company nor any Subsidiary of the Company has entered into any settlement agreement related to allegations of sexual harassment, sexual misconduct or retaliation by or regarding any current or former Employee, contractor, director, manager, officer or other representative of the Company or any Subsidiary or the Company. To the extent required by applicable Law, the Company and each Subsidiary of the Company has established and distributed to its Employees a policy against harassment and a complaint procedure, and it has required all Employees to undergo anti-harassment training in compliance in all material respects with applicable Law.

(r) Work Authorization. All of the Employees of the Company and each Subsidiary of the Company are authorized and have appropriate documentation to work in the jurisdiction in which they are working.

(s) Employee Obligations. To the Company’s Knowledge, no current or former Employee of the Company or any Subsidiary of the Company is in any material respect in violation of any employment contract, non-disclosure, confidentiality agreement, or consulting agreement with the Company or any of its Subsidiaries. To the Company’s Knowledge, no current or former Employee of the Company or any Subsidiary of the Company is in any material respect in violation of any non-competition agreement, non-solicitation agreement or restrictive covenant with a former employer or service recipient relating to the right of any such Employee to be employed by or provide services to the Company or any of its Subsidiaries because of the nature of the business conducted by it or to the use of trade secrets or proprietary information of others.

3.20 Insurance. Section 3.20 of the Company Disclosure Schedule lists, as of the Agreement Date, all insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and directors (in such capacities as employees, officers and directors) of the Company or any of its Subsidiaries, including the type of coverage, the carrier, the policy limits of coverage, the term and the annual premiums of such policies. There are and have been no claims in the last three (3) years for which an insurance carrier has denied or threatened to deny coverage. All premiums due and payable under all such policies and bonds have been paid, and the Company and each of its Subsidiaries is otherwise in material compliance with the terms of such policies and bonds.

3.21 Compliance with Laws. In the past three (3) years, the Company and each Subsidiary of the Company has complied in all material respects with, and is not in material violation of, any Law. In the past three (3) years, none of the Company nor any Subsidiary of the Company has received any written notices of suspected, potential or actual material violation with respect to any Law, or provided any written notice to any Governmental Entity regarding any material violation by the Company or any of its Subsidiaries of any Law or Order.

3.22 Export Control and Sanctions Laws. The Company and each of its Subsidiaries has, at all times during the past five (5) years, conducted its export transactions in accordance in all respects with applicable provisions of United States export and re-export controls and sanctions laws and regulations, including the Export Administration Act and Regulations (“ITAR”), the Foreign Assets Control Regulations, the International Traffic in Arms Regulations, other controls administered by the United States Department of Commerce or the United States Department of State, the regulations administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), and all other applicable import/export controls and sanctions laws and regulations in other countries in which the Company or any Subsidiary of the Company conducts business. None of the Company nor any Subsidiary of the Company has, directly or indirectly, engaged in any transactions or dealings in violation of applicable laws with, or exported any products, technology, or services in violation of applicable laws to, (a) any country or territory that is subject to a U.S. Government embargo (currently, Cuba, Iran, North Korea, Syria, and the Crimea Region) (collectively, the “Embargoed Countries”); (b) any instrumentality, agent, entity, or individual that is located in, or acting on behalf of, or directly or indirectly owned or controlled by any governmental entity of, any Embargoed Country; (c) any individual or entity identified on any list of designated and prohibited parties maintained by the U.S. Government, the United Kingdom, or the European Union, including, but not limited to, the List of Specially Designated Nationals and Blocked Persons, the Foreign Sanctions Evaders List, or the Sectoral Sanctions Identifications List, which are maintained by OFAC, or the Entity List, Denied Persons List, or Unverified List, which are maintained by the Bureau of Industry and Security of the U.S. Commerce Department (collectively, the “Prohibited Party Lists”). None of the Company nor any Subsidiary of the Company nor any of their respective actual or beneficial owners appears on a Prohibited Party List. Without limiting the foregoing: (a) the Company and each Subsidiary of the Company has obtained all export and import licenses, license exceptions and other consents, notices, waivers, approvals, Orders, authorizations, registrations, declarations and filings with any Governmental Entity required for (i) the export, import and re-export of products, services, software and technologies and (ii) releases of technologies and software to foreign nationals located in the United States and abroad (collectively, “Export Approvals”), (b) the Company and each Subsidiary of the Company is in compliance with the terms of all applicable Export Approvals, (c) there are no pending or, to the Knowledge of the

Company, threatened claims against the Company or any Subsidiary of the Company with respect to such Export Approvals, (d) there are no actions, conditions or circumstances pertaining to the Company’s or any Subsidiary of the Company’s export transactions that would reasonably be expected to give rise to any future claims; and (e) no Export Approvals for the transfer of export licenses to Buyer or the Surviving Entity are required, except for such Export Approvals that can be obtained expeditiously and without material cost. None of the Company nor any Subsidiary of the Company nor, to the Knowledge of the Company, any of their respective officers, directors, managers or Employees are or have been the subject of any allegation, voluntary disclosure, investigation, prosecution or other enforcement action related to violations of export control and sanctions laws and regulations.

3.23 Anti-Corruption Laws. None of the Company nor any of its Subsidiaries, nor any director, officer, Employee, manager or, to the Knowledge of the Company, any Affiliate or agent of any of the Company or any of its Subsidiaries (in their capacities as such or relating to their employment, services or relationship with the Company or any of its Subsidiaries), has in the past five (5) years (a) directly or indirectly made, offered, promised, authorized, solicited, or accepted any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to or from any Person, including a “foreign official” (as such term is defined in the U.S. Foreign Corrupt Practices Act of 1977, as amended), foreign political party or official thereof, or candidate for foreign political office, regardless of what form, whether in money, property, or services (i) to obtain favorable treatment for business or Contracts secured, (ii) to pay for favorable treatment for business or Contracts secured, (iii) to obtain special concessions or for special concessions already obtained; (iv) to improperly influence or induce any act or decision, (v) to secure any improper advantage, or (vi) in violation of applicable Law (including Anti-Corruption Laws) or (b) established or maintained any fund or asset that has not been recorded in the books and records of the Company and its Subsidiaries. The Company and its Subsidiaries have established and maintain internal controls (including, but not limited to, accounting systems, purchasing systems and billing systems) and written policies and procedures designed to promote and ensure compliance with Anti-Corruption Laws and to ensure that all books and records of the Company and its Subsidiaries accurately and fairly reflect, in reasonable detail, all transactions and dispositions of funds and assets. To the Knowledge of the Company, none of the Company nor any of its Subsidiaries nor any of their respective directors, officers, or Employees are or have been the subject of any allegation, voluntary disclosure, investigation, prosecution, or other enforcement action related to the Anti-Corruption Laws.

3.24 Facility Security Clearances. Section 3.24 of the Company Disclosure Schedule sets forth a correct and complete list of all facility security clearances held by the Company and each of its subsidiaries, as applicable, and all personnel security clearances and clearance level held by any officer, director or employee thereof relating to the business of the Company and its subsidiaries as currently conducted. The Company and its subsidiaries presently possess all facility security clearances and personnel security clearances required to perform under any Contracts with a Governmental Entity and are in compliance in all material respects with the National Industrial Security Program Operating Manual Department of Defense Instruction 5520.22-M (“NISPOM”), and any other applicable national or industrial security regulations. There is no proposed or, to the Knowledge of the Company, threatened termination of any facility security clearance held by the Company or its subsidiaries, or personnel security clearance held by any officer, director or employee of the Company or its subsidiaries. For the past thirty-six (36) months, there have been no self-assessments, nor any audits or investigations by any Governmental Entity, that resulted in negative findings with respect to any such facility clearance or personnel security clearance.

3.25 Vendors and Customers.

(a) Section 3.25(a) of the Company Disclosure Schedule sets forth a correct and complete list of: (i) the ten (10) largest vendors to the Company and its Subsidiaries, taken as a whole, during fiscal year 2020 (based on the Dollar amount paid to such supplier during such year) (the “Top Vendors”) and (ii) the ten (10) largest customers of the Company and its Subsidiaries, taken as a whole, during fiscal year 2020 (based on the Dollar amount of revenue recognized during such year) (the “Top Customers”).

(b) None of the Company nor any of its Subsidiaries has received any notice, letter, complaint or other written or, to the Knowledge of the Company, oral communication from any Top Vendor or Top Customer to the effect that it (i) has changed, modified, amended or reduced, or is reasonably likely to change, modify, amend or reduce, its business relationship with the Company or any of its Subsidiaries in a manner that is, or is reasonably likely to be, materially adverse to the Company or any of its Subsidiaries, or (ii) shall fail to perform, or is reasonably likely to fail to perform, its obligations under any Contract with the Company or any of its Subsidiaries in any manner that is, or is reasonably likely to be, materially adverse to the Company or any of its Subsidiaries.

3.26 No Other Representations or Warranties. NOTWITHSTANDING ANY PROVISION OF THIS AGREEMENT TO THE CONTRARY, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY THE COMPANY STOCKHOLDERS IN THE JOINDER AGREEMENT, THE LETTER OF TRANSMITTAL, THE NON-COMPETITION AND NON-SOLICITATION AGREEMENTS AND THE NON-SOLICITATION AGREEMENT, AS APPLICABLE, AND THE COMPANY IN THIS ARTICLE III, AS QUALIFIED BY THE ATTACHED DISCLOSURE SCHEDULE, AND THE CERTIFICATE, NO ACQUIRED COMPANY, COMPANY STOCKHOLDER OR AFFILIATE THEREOF NOR ANY OTHER PERSON MAKES ANY REPRESENTATION OR WARRANTY WITH RESPECT TO THE ACQUIRED COMPANIES OR THEIR RESPECTIVE BUSINESSES, OPERATIONS, ASSETS, LIABILITIES, CONDITION (FINANCIAL OR OTHERWISE) OR PROSPECTS OR THE COMPANY STOCKHOLDERS, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE BUYER OR ANY OF ITS RESPECTIVE AFFILIATES OR REPRESENTATIVES OF ANY DOCUMENTATION, FORECASTS, PROJECTIONS OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING. BUYER WILL ACQUIRE THE ACQUIRED COMPANIES WITHOUT ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, IN AN “AS IS” CONDITION AND ON A “WHERE IS” BASIS, EXCEPT AS OTHERWISE EXPRESSLY REPRESENTED OR WARRANTED BY THE COMPANY STOCKHOLDERS IN THE JOINDER AGREEMENT, THE LETTER OF TRANSMITTAL, THE NON-COMPETITION AND NON-SOLICITATION AGREEMENTS OR THE NON-SOLICITATION AGREEMENT, AS APPLICABLE, OR THE COMPANY IN THIS ARTICLE III, AS QUALIFIED BY THE ATTACHED DISCLOSURE SCHEDULE, AND THE CERTIFICATE. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY THE COMPANY STOCKHOLDERS IN THE JOINDER AGREEMENT, THE LETTER OF TRANSMITTAL, THE NON-COMPETITION AND NON-SOLICITATION AGREEMENTS AND THE NON-SOLICITATION AGREEMENT, AS APPLICABLE, AND THE COMPANY IN THIS ARTICLE III, AS QUALIFIED BY THE ATTACHED DISCLOSURE SCHEDULE, AND THE CERTIFICATE, ALL OTHER REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE ACQUIRED COMPANIES OR THEIR RESPECTIVE BUSINESSES, OPERATIONS, ASSETS, LIABILITIES, CONDITION (FINANCIAL OR OTHERWISE) OR PROSPECTS, WHETHER EXPRESS OR IMPLIED, ARE EXPRESSLY DISCLAIMED BY THE COMPANY AND THE COMPANY STOCKHOLDERS.

ARTICLE IV

[RESERVED]

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB

Subject to the disclosures set forth in the disclosure schedule of Buyer and Merger Sub dated as of the Agreement Date and delivered to the Company concurrently with the execution of this Agreement (the “Buyer Disclosure Schedule”), each of Buyer and Merger Sub hereby represents and warrants to the Company as of the Agreement Date as follows:

5.1 Organization. Each of Buyer and Merger Sub is a corporation duly incorporated or formed, validly existing and in good standing under the laws of the State of Delaware. Each of Buyer and Merger Sub has the requisite corporate or other legal power and authority, as applicable, to own, lease and operate its assets and properties to carry on its business as it is now being conducted.

5.2 Authority and Enforceability. Each of Buyer and Merger Sub has all requisite corporate or other legal power and authority, as applicable, to enter into this Agreement and any Related Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby, including the Merger. The execution and delivery by each of Buyer and Merger Sub of this Agreement and any Related Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby, including the Transactions, have been duly authorized by all necessary corporate or other action, as applicable, on the part of Buyer and Merger Sub and no further corporate or other action is required on the part of Buyer and Merger Sub to authorize this Agreement and any Related Agreements to which any of Buyer and Merger Sub is a party and the transactions contemplated hereby and thereby, including the Transactions. This Agreement and any Related Agreements to which any of Buyer and Merger Sub is a party have been duly executed and delivered by Buyer or Merger Sub, as the case may be, or, in the case of the Related Agreements executed after the Agreement Date, shall be duly executed and delivered by Buyer and Merger Sub, as the case may be, and, assuming the due authorization, execution and delivery by the other parties hereto and thereto constitute, or (in the case of Related Agreements executed after the Agreement Date) shall constitute when executed and delivered, the valid and binding obligations of Buyer and Merger Sub, as the case may be, enforceable against each of Buyer and Merger Sub, as the case may be, in accordance with their respective terms, subject to (a) Laws of general application relating to bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and (b) general principles of equity affecting the availability of specific performance or other equitable remedies.

5.3 No Conflict. Except as set forth on Section 5.3 of the Buyer Disclosure Schedule, the execution and delivery by Buyer of this Agreement and any Related Agreement to which it is (or in the case of Related Agreements executed after the Agreement Date, shall be) a party, and the consummation by each of Buyer and Merger Sub of the transactions contemplated hereby and thereby, including the Merger, shall not result in a breach of, conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) or give rise to, any payment obligation, right of termination, cancellation, modification or acceleration of any obligation or loss of any material benefit under, or require any consent, approval or waiver from any Person pursuant to (a)(i) the Buyer Organizational Documents or the Merger Sub Organizational Documents, or (ii) any Contract to which Buyer and Merger Sub, as the case may be, is a party, or (b) assuming compliance with the HSR Act, any Law or Order applicable to Buyer or Merger Sub or its properties or assets (whether tangible or intangible); other than, in the case of clause (a)(ii), as would not reasonably be expected to materially adversely affect Buyer’s ability to consummate the Transactions in accordance with this Agreement.

5.4 Governmental Authorization. No consent, notice, waiver, approval, Order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity or any other Person is required by, or with respect to, Buyer or Merger Sub in connection with the execution and delivery of this Agreement and any Related Agreements to which Buyer or Merger Sub is a party or the consummation of the transactions contemplated hereby and thereby, including the Merger, except for such consents, notices, waivers, approvals, Orders, authorizations, registrations, declarations and filings as may be required under the HSR Act. Except as set forth on Section 5.4 of the Buyer Disclosure Schedule, no filing with, or notice to, any Governmental Entity is required by, or with respect to, Buyer, Merger Sub, the SPAC, Whizz Systems, Inc., a Delaware corporation, or any of their respective Subsidiaries in connection with any of the Specified Transactions.

5.5 Foreign Ownership. Neither Buyer or Merger Sub is a “foreign person” (as defined in 31 C.F.R. Part 800) nor under foreign ownership or foreign control (as defined in 22 CFR § 120.37) nor foreign ownership, control or influence within the meaning of the national industrial security program. Neither Buyer nor the Acquired Companies will come under foreign ownership or foreign control (as defined in 22 CFR § 120.37) nor come under foreign ownership, control or influence within the meaning of the national industrial security program as a result of the Specified Transactions. None of the Specified Transactions is a “covered transaction” (as defined under C.F.R. § 800.213) (“Covered Transaction”). No foreign person shareholder or other equityholder will obtain any of the following with respect to the Acquired Companies as a result of the Specified Transactions: (i) access to any material nonpublic technical information (as defined in 31 C.F.R. § 800.232) in the possession of the Acquired Companies nor to any classified information; (ii) membership or observer rights on the board of directors or equivalent governing body of any Acquired Company or any direct or indirect parent company thereof or the right to nominate an individual to a position on the board of directors or equivalent governing body of any Acquired Company or any direct or indirect parent company thereof; or (iii) any involvement, other than through the voting of shares, in the substantive decisionmaking (as defined in 31 C.F.R. § 800.245) of any Acquired Company or any direct or indirect parent company thereof.

5.6 Litigation. There is no Legal Proceeding of any nature pending, or, to the knowledge of Buyer or Merger Sub, threatened against Buyer or Merger Sub, as the case may be, or its properties or assets (tangible or intangible) that seeks to restrain, prevent, enjoin or have a materially adverse effect on the ability of Buyer or Merger Sub, as the case may be, to perform its obligations under this Agreement and any Related Agreements to which the Buyer and Merger Sub are (or with respect to any Related Agreements entered into after the Agreement Date, shall be) a party, or the ability of Buyer and Merger Sub to consummate the transactions contemplated by this Agreement and the Related Agreements to which Buyer and Merger Sub are a party, including the Transactions.

5.7 Brokers’ and Finders’ Fees. Except as set forth on Schedule 5.7, each of Buyer and Merger Sub has not incurred, and shall not incur, directly or indirectly, any Liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services or any similar charges in connection with this Agreement or any of the Transactions, nor shall any Company Stockholder or the Company or any of its Subsidiaries incur, directly or indirectly, any such Liability based on arrangements made by or on behalf of Buyer or Merger Sub.

5.8 Sufficiency of Funds; PIPE Investment; SPAC.

(a) At the Closing, after giving effect to the closing of the SPAC Transaction, Buyer and Merger Sub will have sufficient immediately available funds, in cash, to make payment of all amounts to be paid by it pursuant to Section 2.2 and all of Buyer’s and Merger Sub’s related fees and expenses to be paid by them in connection with the Closing. The SPAC shall have sufficient shares of SPAC Common Stock to issue and deliver the SPAC Shares required to be issued and delivered by the SPAC in accordance with the terms and conditions of this Agreement and such SPAC Shares issued and delivered to the Selling Securityholders under this Agreement shall have been duly authorized and, when issued and delivered, validly issued, fully paid and non-assessable.

(b) Buyer has made available to the Company and the Company Stockholders prior to the execution of this Agreement, correct and complete copies of each of the subscription agreements (the “Subscription Agreements”) substantially in the form defined in the Business Combination Agreement (as defined below), entered into by the SPAC with the applicable investors named therein (collectively, the “PIPE Investors”), pursuant to which the PIPE Investors have committed to provide equity financing to the SPAC in the aggregate amount of $75,000,000 and convertible debt financing to the SPAC in the aggregate amount of $25,000,000 (collectively, the “PIPE Investment Amount”). The PIPE Investment Amount, together with the amount in the Trust Account (as defined in the Business Combination Agreement) at the Closing, are in the aggregate sufficient to enable the SPAC to: (a) pay all cash amounts required to be paid, directly or indirectly, by the SPAC or its Subsidiaries in connection with the Specified Transactions (including the Transactions); and (b) pay any and all fees and expenses of or payable by, directly or indirectly, the SPAC with respect to the Specified Transactions (including the Transactions). To the knowledge of Buyer with respect to each PIPE Investor, the Subscription Agreements are in full force and effect and have not been withdrawn or terminated, or otherwise amended or modified, in any respect, and no withdrawal, termination, amendment or modification is contemplated by Buyer or the SPAC. Each Subscription Agreement is a legal, valid and binding obligation of the SPAC and, to knowledge of Buyer, each PIPE Investor. There are no other agreements, side letters, or arrangements between the SPAC and any PIPE Investor relating to any Subscription Agreement, that could affect the obligation of the PIPE Investors to contribute to the SPAC the applicable portion of the PIPE Investment Amount set forth in the Subscription Agreements, and, as of the date hereof, to the knowledge of Buyer, there are no facts or circumstances that would reasonably be expected to result in any of the conditions set forth in any Subscription Agreement not being satisfied, or the PIPE Investment Amount not being available to the SPAC, on the Closing Date. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of the SPAC under any material term or condition of any Subscription Agreement and, as of the date hereof, Buyer has no reason to believe that the SPAC will be unable to satisfy in all material respects on a timely basis any term or condition of closing to be satisfied by it contained in any Subscription Agreement. The Subscription Agreements contain all of the conditions precedent (other than the conditions contained in the Business Combination Agreement) to the obligations of the PIPE Investors to contribute to the SPAC the applicable portion of the PIPE Investment Amount set forth in the Subscription Agreements on the terms therein. For purposes of this Agreement, “Business Combination Agreement” means that certain Agreement and Plan of Merger, dated as of the date hereof, by and among the SPAC, Buyer, and ACE Convergence Subsidiary Corp., a Delaware corporation.

(c) To the knowledge of Buyer, as of the Agreement Date, each of the representations and warranties made with respect to the SPAC and/or Merger Sub (as defined in the Business Combination Agreement) in Article V of the Business Combination Agreement, after giving effect to any applicable disclosures set forth in the Acquiror Disclosure Letter (as defined in the Business Combination Agreement), are true and correct in all material respects. For purposes of this Section 5.8(c), “knowledge of Buyer” shall mean the actual knowledge of Joy Weiss and Ryan Benton.

5.9 Investment Intent, Restricted Securities. Buyer is acquiring the securities of the Company solely for Buyer’s own account, for investment purposes only, and not with a view to, or with any present intention of, reselling or otherwise distributing the securities of the Company or dividing its participation herein with others. Buyer understands and acknowledges that (a) none of the securities of the

Company have been registered or qualified under the Securities Act or under any securities laws of any state of the U.S. or other jurisdiction, in reliance upon specific exemptions thereunder for transactions not involving any public offering, (b) all of the securities of the Company constitute “restricted securities” as defined in Rule 144 under the Securities Act, (c) none of the securities of the Company are traded or tradable on any securities exchange or over-the-counter and (d) none of the securities of the Company may be sold, transferred or otherwise disposed of unless a registration statement under the Securities Act with respect to such Seller Company Shares and qualification in accordance with any applicable state securities laws becomes effective or unless such registration and qualification is inapplicable, or an exemption therefrom is available. Buyer is an “accredited investor” as defined in Rule 501(a) of the Securities Act.

5.10 Solvency. Assuming (a) the accuracy of the representations and warranties of the Company set forth in this Agreement and the SPAC in the Business Combination Agreement, (b) the accuracy of the financial information provided to Buyer by or on behalf of the Company and the SPAC prior to the date hereof and (c) the satisfaction of the conditions to the Buyer’s obligation to consummate the Transactions and the SPAC Transaction, the SPAC (together with its Subsidiaries (including Buyer and the Acquired Companies)) shall (i) be able, as of immediately after giving effect to the transactions contemplated by this Agreement and the SPAC Transaction on the Closing Date, pay its debts as they become due and shall own assets that have a reasonable fair market value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities), and (ii) have adequate capital to carry on its businesses.

5.11 Merger Sub. Merger Sub is a newly incorporated corporation, incorporated solely for the purpose of engaging in the transactions contemplated by this Agreement. All of the issued and outstanding Equity Interests of Merger Sub are owned, beneficially and of record, by Buyer, free and clear of all Liens, stockholder agreements, limitations on Buyer’s voting rights, charges and other encumbrances of any nature whatsoever other than those set forth on Merger Sub’s Organizational Documents. Except for (i) obligations or Liabilities incurred, and activities conducted, in connection with its incorporation, (ii) maintaining its existence in good standing and complying with applicable Laws (including maintaining company records, paying Taxes and organizational and administrative expenses or preparing and filing Tax Returns), (iii) Buyer’s ownership of the Equity Interests of Merger Sub and any Contracts relating thereto (including the Merger Sub Organizational Documents), and (iv) in connection with the transactions contemplated by this Agreement or the Related Agreements, Merger Sub has not engaged in any business activities, conducted any operations or incurred any obligations or Liabilities whatsoever.

5.12 No Other Representations.

(a) In entering into this Agreement, Buyer has conducted to its satisfaction, an independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Company and its Subsidiaries in making its determination to proceed with the transactions contemplated by this Agreement, and has relied solely upon its own investigation and analysis and the representations and warranties of the Company expressly contained in Article III (in each case, as qualified by the Company Disclosure Schedule attached hereto) and the Certificate and the representations and warranties of the Company Stockholders expressly contained in the Joinder Agreement, the Letter of Transmittal, the Non-Competition and Non-Solicitation Agreements, and the Non-Solicitation Agreement, as applicable . In connection with Buyer’s investigation of the Company and its Subsidiaries, Buyer has received or may receive from the Company and its Subsidiaries certain projections, forecasts, estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or components thereof), prospects, future cash flows (or components thereof) or future financial condition (or components thereof) of the Acquired Companies. Buyer acknowledges that there are uncertainties inherent in attempting to make such projections, forecasts, estimates, plans or budgets, that Buyer is familiar with such uncertainties and, subject to the representations and warranties of the Company expressly contained in

Article III (in each case, as qualified by the Company Disclosure Schedule attached hereto), Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such projections, forecasts, estimates, plans or budgets). Buyer acknowledges that none of the Acquired Companies or any of their respective Affiliates or Representatives makes or has made any representation or warranty, either express or implied: (a) as to the accuracy or completeness of any of the information provided or made available to Buyer or any of its Affiliates or Representatives prior to the execution of this Agreement, other than the representations and warranties of the Company expressly contained in Article III (as qualified by the Company Disclosure Schedule attached hereto) and the Certificate and the representations and warranties of the Company Stockholders expressly contained in the Joinder Agreement, the Letter of Transmittal, the Non-Competition and Non-Solicitation Agreements, and the Non-Solicitation Agreement, as applicable, or (b) with respect to any projections, forecasts, estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), prospects, future cash flows (or any component thereof) or future financial condition (or any component thereof) of any Acquired Company (including the reasonableness of the assumptions underlying such projections, forecasts, estimates, plans or budgets), in each case heretofore or hereafter delivered to or made available to Buyer or any of its Affiliates or Representatives. Without limiting the generality of the foregoing, none of the Acquired Companies or any of their respective Affiliates, members, managers, partners, officers, directors, employees, agents, or other representatives, whether in an individual, corporate or any other capacity, has made, and shall not be deemed to have made, any representations or warranties in any of the materials relating to the business, assets or liabilities of the Acquired Companies made available to Buyer or any of its Affiliates or Representatives, including due diligence materials, memoranda or similar materials, or in any presentation of the business of the Acquired Companies by management of any Acquired Company or others in connection with the transactions contemplated hereby, and no statement contained in any such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise be deemed to have been relied upon by Buyer in executing, delivering and performing this Agreement and the transactions contemplated hereby. Buyer acknowledges and agrees that any cost estimates, projections or other predictions, any data, any financial information or any offering or other memoranda, offering materials, presentations or similar materials made available to Buyer or any of its Affiliates or Representatives, are not, and shall not be deemed to be or to include, representations or warranties of any Acquired Company or any Selling Securityholder, and were not, and shall not be deemed to have been, relied upon by Buyer in executing, delivering or performing this Agreement or the transactions contemplated hereby.

(b) NOTWITHSTANDING ANY PROVISION OF THIS AGREEMENT TO THE CONTRARY, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY BUYER IN THIS ARTICLE V, AS QUALIFIED BY THE BUYER DISCLOSURE SCHEDULE, OR IN ANY RELATED AGREEMENT, NONE OF BUYER OR ANY AFFILIATE THEREOF NOR ANY OTHER PERSON MAKES ANY REPRESENTATION OR WARRANTY WITH RESPECT TO BUYER OR ITS BUSINESSES, OPERATIONS, ASSETS, LIABILITIES, CONDITION (FINANCIAL OR OTHERWISE) OR PROSPECTS, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE COMPANY, ANY COMPANY STOCKHOLDER OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OF ANY DOCUMENTATION, FORECASTS, PROJECTIONS OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY BUYER IN THIS ARTICLE V, AS QUALIFIED BY THE BUYER DISCLOSURE SCHEDULE, OR IN ANY RELATED AGREEMENT, ALL OTHER REPRESENTATIONS AND WARRANTIES, WHETHER EXPRESS OR IMPLIED, ARE EXPRESSLY DISCLAIMED BY BUYER.

ARTICLE VI

SELLING SECURITYHOLDER AND TAX MATTERS

6.1 Company Board Recommendation; Company Stockholder Notice; Selling Securityholder Notice.

(a) Once the Company Stockholder Approval shall have been obtained, neither the Board nor any committee thereof shall withhold, withdraw, amend or modify, or propose or resolve to withhold, withdraw, amend or modify in a manner adverse to Buyer, the unanimous recommendation of the Board that the Company Stockholders vote in favor of the adoption of this Agreement and the approval of the Mergers and the Transactions.

(b) Prior to the Closing, but in no event later than thirty (30) days prior to the Closing Date, the Company shall prepare, with the reasonable cooperation of Buyer, and send to each Company Stockholder (other than the Company Stockholders who previously executed the Company Stockholder Approval), a notice (as it may be amended or supplemented from time to time, the “Company Stockholder Notice”) comprising (i) the notice contemplated by Section 228(e) of the DGCL of the taking of a corporate action without a meeting by less than a unanimous written consent, (ii) the notice contemplated by Section 262(d)(2) of the DGCL, together with a copy of Section 262 of the DGCL and (iii) an information statement to the Company Stockholder. The Company Stockholder Notice shall include (x) a statement to the effect that the Board had unanimously recommended that the Company Stockholders vote in favor of the adoption of this Agreement and the approval of the Merger and the Transactions, and (y) such other information as the Company may reasonably determine is required or advisable under the DGCL to be included therein. Following the mailing of the Company Stockholder Notice, no amendment or supplement to the Company Stockholder Notice shall be made by the Company without the approval of Buyer (which such approval shall not be unreasonably withheld, conditioned or delayed). Each of Buyer and the Company agrees to provide promptly to the other such information concerning its business, financial statements and affairs as may reasonably be required or advisable to be included under the DGCL in the Company Stockholder Notice or in any amendment or supplement thereto, and Buyer and the Company agree to cause their respective Representatives to reasonably cooperate in the preparation of the Company Stockholder Notice and any amendment or supplement thereto.

6.2 Tax Matters

(a) Preparation of Tax Returns.

(i) The Company shall prepare and file, or cause to be prepared and filed, all material Tax Returns for Acquired Companies that are first due (taking into account any extension properly obtained) after the date hereof and on or before the Closing Date (the “Company Prepared Returns”). All Company Prepared Returns shall be prepared by treating items on such Tax Returns in a manner consistent with the past practices of the Company with respect to such items, except as otherwise required by applicable Law. At least twenty (20) days prior to filing a Company Prepared Return that is an income Tax Return, the Company shall submit a copy of such Tax Return to Buyer for Buyer’s review and comment and shall consider in good faith such comments to such Tax Returns as are requested by Buyer.

(ii) Buyer shall prepare or cause to be prepared and file or cause to be filed, all Tax Returns for the Acquired Companies for Pre-Closing Tax Periods or Straddle Periods that are first due (taking into account any extension properly obtained) after the Closing Date (the “Buyer Prepared Returns”). All such Buyer Prepared Returns shall be prepared in a manner consistent with such Acquired Company’s past practice, except as otherwise required by applicable Law. If any Buyer Prepared Return shows a net operating loss, the relevant Acquired Company shall carryback such net operating loss to Pre-Closing Tax Periods to the maximum extent permitted by applicable Law. To the extent a Buyer Prepared Return reports an amount of Tax for which the Selling Securityholders are required to indemnify pursuant to this Agreement, Buyer will submit any such Buyer Prepared Return to the Sellers Representative for review and comment at least thirty (30) days (or, if such Buyer Prepared Return is required to be filed within thirty (30) days after the Agreement Date, as soon as reasonably practicable after the Agreement Date) prior to the due date of such Buyer Prepared Return (taking into account any validly obtained extensions of time to file). If the Sellers Representative and Buyer are unable to resolve any dispute regarding any Buyer Prepared Return within fifteen (15) days after Buyer submits such Buyer Prepared Return to the Sellers Representative, subject to the last sentence of this Section 6.2(a)(ii), the dispute shall be resolved by the Independent Accountant in the same manner as disputes are intended to be resolved pursuant to Section 2.12(b). Notwithstanding anything to the contrary in Section 2.12(b), the Independent Accountant shall (i) if the dispute relates solely to a Pre-Closing Tax Period, resolve any such dispute in favor of the Sellers Representative if the Sellers Representative’s position is supported by a “more likely than not” standard under the Code (or any provision of state, local or non-U.S. Tax Law), and (ii) if the dispute relates to a Straddle Period or other taxable period beginning after the Closing Date, resolve any such dispute in favor of Buyer if Buyer’s position is supported by a “more likely than not” standard under the Code (or any provision of state, local or non-U.S. Tax Law).

(iii) For all purposes under this Agreement (including, for the avoidance of doubt, the preparation of any Buyer Prepared Returns and the calculation of Unpaid Pre-Closing Taxes), in the case of any Straddle Period, the portion of Taxes (or any Tax refund or amount credited against any Tax) that are allocable to the portion of the Straddle Period ending at the end of the Closing Date will be (i) in the case of property Taxes and other Taxes imposed on a periodic basis without regard to income, payroll, gross receipts or sales or use, deemed to be the amount of such Taxes (or Tax refund or amount credited against Tax) for such entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days in the portion of such Straddle Period ending at the end of the Closing Date and the denominator of which is the number of calendar days in such entire Straddle Period and (ii) in the case of all other Taxes, determined as though the taxable year of the Acquired Companies terminated at the end of the Closing Date. Any Transaction Deductions shall be reflected in the Pre-Closing Tax Period to the extent permitted by applicable Law. The Buyer shall cause the Acquired Companies eligible to do so to join Buyer’s U.S. federal consolidated group effective as of the date following the Closing Date.

(b) Tax Refunds. Any Tax refunds that are received (or, in the case of a Straddle Period, that would have been received if the Straddle Period ended on the end of the Closing Date) by Buyer or any of its Affiliates (including, following the Closing, for the avoidance of doubt, the Acquired Companies), and any amounts credited against any Tax to which Buyer or any of its Affiliates (including, following the Closing, for the avoidance of doubt, the Acquired Companies) become entitled, that relate to any Pre-Closing Tax Period and are either (x) received or otherwise realized prior to the Tax Claim Expiration Time, or (y) prior to the Tax Claim Expiration Time, the Sellers Representative makes a written request to Buyer with reasonable specificity regarding the basis for such Tax refund or Tax credit claim, in each case, shall be for the account of the Selling Securityholders, and Buyer shall pay over to the Selling Securityholders’ account as additional consideration payable under this Agreement, any such refund or the amount of any such credit (the amount of such refund or credit, the “Tax Refund Amount”) within fifteen (15) days after receipt or entitlement thereto, as follows: (i) to the Paying Agent (A) an amount equal to the product of (1) the Tax Refund Amount multiplied by (2) Aggregate Seller Ownership Percentage (for further distribution to each Company Stockholder an amount in cash equal to (x) such Company Stockholder’s Company Shares Pro Rata Fraction multiplied by (y) the aggregate amount paid to the Paying Agent pursuant to this clause (A)) and (B) an amount equal to the product of (1) the Tax Refund Amount multiplied by (2) the Aggregate Non-Employee Optionholder Percentage (for further distribution to each Non-Employee Optionholder an amount in cash equal to (x) such Non-Employee Optionholder’s Non-

Employee Options Pro Rata Fraction multiplied by (y) the aggregate amount paid to the Paying Agent pursuant to this clause (B)) and (ii) to the applicable Acquired Company an amount equal to the product of (A) the Tax Refund Amount multiplied by (B) the Aggregate Employee Optionholder Percentage (for further distribution to each Employee Optionholder an amount in cash equal to (1) such Employee Optionholder’s Employee Options Pro Rata Fraction multiplied by (2) the aggregate amount paid to the applicable Acquired Company pursuant to this clause (ii), through the payroll processing system of the applicable Acquired Company in accordance with standard payroll practices net of applicable Tax withholding and deductions); provided, that (I) in no event shall the aggregate payment obligation under this Section 6.2(b) exceed the Tax Refund Amount and (II) as a condition to Buyer’s and Paying Agent’s obligation to make such distributions, the Sellers Representative shall first deliver to Buyer an Updated Allocation Schedule setting forth the portion of the Tax Refund Amount deliverable to each Company Stockholder and Optionholder; provided, further, that that the Selling Securityholders’ entitlement to such amounts shall be net of any Taxes actually incurred by Buyer or any of its Affiliates (including the Acquired Companies) to obtain such refund or credit and any reasonable out-of-pocket expenses that Buyer, the Acquired Companies or any of their Affiliates actually incur (or has incurred or will incur) to obtain such refund or credit. At the Sellers Representative’s written request, Buyer shall timely and properly prepare, or cause to be prepared, and file, or cause to be filed, any claim for refund, amended Tax Return, or other Tax Return required to obtain any available Tax refunds from any Pre-Closing Tax Period.

(c) Cooperation. The parties hereto shall cooperate fully, as and to the extent reasonably requested by another party hereto, in connection with the filing of any Tax Returns with respect to each Acquired Company or its operations and any pending or threatened audit, Legal Proceedings or assessments with respect thereto or to Taxes owed by such Acquired Company. Notwithstanding the foregoing or any other provision herein to the contrary, in no event shall Company Stockholders or Sellers Representative be entitled to review or otherwise have access to any Income Tax Return, or information related thereto, of Buyer or its Affiliates (other than Income Tax Returns of the Company for taxable periods ending on or prior to the Closing Date), and in no event shall Buyer or its Affiliates (including, for the avoidance of doubt, the Company after the Closing) be entitled to review or otherwise have access to any Income Tax Return, or information related thereto, of Company Stockholders or their Affiliates.

(d) Tax Controversies. Buyer shall give written notice within fifteen (15) days of receipt of notice thereof to the Sellers Representative of the assertion of any claim, assessment, audit, action, or administrative or judicial proceeding by a Governmental Entity with respect to any Tax liability of any of the Acquired Companies for which the Selling Securityholders could reasonably be expected to be responsible under this Agreement (each, a “Tax Claim”); provided, that no delay on the part of Buyer in delivering a notice of a Tax Claim shall cause any Indemnified Party to forfeit any indemnification rights under Article IX except to the extent that the Selling Securityholders are materially prejudiced by such delay. Buyer shall have the right to control any Tax Claim; provided, however, that (i) Buyer shall keep the Sellers Representative informed of all aspects of such Tax Claim, (ii) the Sellers Representative shall have the right to participate in the defense thereof and to employ counsel, at the expense of the Selling Securityholders, separate from the counsel employed by Buyer, and (iii) Buyer shall not settle such Tax Claim without the Sellers Representative’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed. In the event of any conflict between the provisions of this Section 6.2(d) and Sections 9.4 or 9.5 with respect to any audit, proceeding, or other examination relating to Taxes, the provisions of this Section 6.2(d) shall control.

(e) Post-Closing Actions. Buyer shall not, and shall not permit any of its Affiliates (including the Acquired Companies after the Closing) to (i) except with respect to Buyer Prepared Returns prepared and filed in accordance with Section 6.2(a), file, re-file, supplement, or amend any Tax Return of any Acquired Company for any Pre-Closing Tax Period, (ii) voluntarily approach any taxing authority regarding any Taxes or Tax Returns of any Acquired Company that were originally due on or before the

Closing Date, (iii) make an election under Section 338 of the Code (or any comparable applicable provision of state, local or foreign Tax Law) with respect to the transactions contemplated by this Agreement, (iv) make any Tax election for any Acquired Company effective on or before the Closing Date, (v) take any action relating to Taxes or that could create a Tax liability on the Closing Date that is outside the Ordinary Course of Business (other than as expressly contemplated by this Agreement), or (vi) carryback any net operating losses to a Tax period (or portion thereof) ending on or before the Closing Date, in each case, except (A) with the Sellers Representative’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed, or (B) if such action or omission could not reasonably be expected to have the effect of (I) increasing the Tax liability (or reducing any Tax refund or credit) of an Acquired Company for any Pre-Closing Tax Period, (II) increasing any indemnification obligation under this Agreement of the Selling Securityholders or (III) otherwise reducing any amount payable to any Selling Securityholder under this Agreement.

(f) Transfer Taxes. All Transfer Taxes imposed on the sale and purchase of the Company Stock pursuant to his Agreement shall be borne 50% by the Selling Securityholders (in accordance with their Indemnification Percentage) and 50% by the Buyer. The Selling Securityholders will, at their own expense, file all necessary Tax Returns and other documentation with respect to the Transfer Taxes, and, if required by applicable Law, Buyer will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation. The parties hereto shall reasonably cooperate in executing any appropriate Tax exemption certificates in connection with this Agreement and the Transactions to reduce or eliminate any such Transfer Taxes.

6.3 Allocation Schedule. The Company shall prepare and deliver to Buyer a spreadsheet (the “Allocation Schedule”) at least five (5) days prior to the Closing that shall set forth all of the information set forth on Schedule B hereto. From time to time after the Closing, the Sellers Representative may deliver to Buyer an updated Allocation Schedule (each, an “Updated Allocation Schedule”); provided that the Sellers Representative shall deliver an Updated Allocation Schedule at such times as required by the terms of this Agreement. Until the Sellers Representative delivers an Updated Allocation Schedule to Buyer, Buyer shall use the Allocation Schedule delivered pursuant to the first sentence of this Section 6.3 or, if an Updated Allocation Schedule has been subsequently delivered to Buyer pursuant to this Section 6.3, the most recently delivered Updated Allocation Schedule, for purposes of (a) paying any amounts payable to any Selling Securityholder following the Closing under this Agreement, or (b) issuing any Post-Closing SPAC Shares to any Selling Securityholder following the Closing under this Agreement (collectively, the “Updated Allocation Schedule Purposes”). After the delivery of an Updated Allocation Schedule to Buyer, each of the parties hereto agree that such Updated Allocation Schedule shall be used for the Updated Allocation Schedule Purposes, as applicable, with respect to any then-current matters or events (such as any payments or issuances of Post-Closing SPAC Shares to be made to any Selling Securityholders following the Closing or any payment obligations of any Selling Securityholder hereunder) for which such Updated Allocation Schedule may relate or any such matters or events which subsequently arise after the date of the delivery of such Updated Allocation Schedule, unless and until the Sellers Representative subsequently delivers a further Updated Allocation Schedule to Buyer. The Company (with respect to the Allocation Schedule) or the Sellers Representative (with respect to any Updated Allocation Schedule), as applicable, shall cooperate in good faith with Buyer’s and its Representatives’ review of the Allocation Schedule and any Updated Allocation Schedule and shall take into consideration in good faith any comments of Buyer on the Allocation Schedule and any Updated Allocation Schedule (provided that, for the avoidance of doubt, the Company, the Company Stockholders and the Sellers Representative shall not be required to make or accept any revisions or changes to the Allocation Schedule or any Updated Allocation Schedule that the Company or the Sellers Representative, as applicable, delivers, and Buyer shall not have the right to delay any payments to be made under this Agreement in the event of any dispute with respect to the Allocation Schedule or any Updated Allocation Schedule). Notwithstanding the foregoing, in no event will any of Buyer’s rights be considered waived, impaired or otherwise limited as a result of Buyer not making an objection prior to the Closing or its making an objection that is not fully implemented in a revised Allocation Schedule or Updated Allocation Schedule, as applicable.

6.4 Indemnification of Directors and Officers of the Company.

(a) During the period ending six (6) years after the Effective Time, the Surviving Entity shall, and Buyer shall cause the Surviving Entity to, and Buyer and the Surviving Entity shall cause the Subsidiaries of the Company to, fulfill their obligations to (including any obligations to indemnify and provide reimbursement of expenses with respect to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Closing, whether asserted or claimed prior to, or at or after, the Closing (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger)) each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Closing, an officer, director or manager of any of the Company or any of its Subsidiaries (such directors, managers and officers being herein called the “Company Indemnitees”), pursuant to the terms of the Charter Documents as in effect on the Agreement Date and any indemnification agreements (the “D&O Indemnification Agreements”) between the Company or any of its Subsidiaries and such Company Indemnitees set forth on Section 6.4(a) of the Company Disclosure Schedule (such obligations, collectively, the “D&O Indemnifiable Matters”). Notwithstanding the foregoing, the obligations of Buyer and Surviving Entity or their respective successors in respect of the D&O Indemnifiable Matters (i) shall be subject to any limitation imposed by applicable Law, the terms of the Charter Documents or the terms of the applicable indemnification agreement and (ii) shall not be deemed to release Company Indemnitee who is also an officer, manager or director of the Company or any of its Subsidiaries from his or her obligations pursuant to this Agreement or any Related Agreement. For a period of six (6) years after the Closing and at all times subject to applicable Law, Buyer shall not (and shall not cause or permit any Acquired Company or any of Buyer’s other Subsidiaries or Affiliates to) amend or modify in any way adverse to the Company Indemnitees, or to the beneficiaries thereof, the exculpation and indemnification provisions set forth in the Charter Documents or the D&O Indemnification Agreements.

(b) Prior to or at the Effective Time, the Company shall purchase and fully pay for (and such purchase price shall be included in Third Party Expenses of the Company to the extent not paid prior to the Closing) an extended reporting period endorsement under the Company’s existing directors’ and officers’ liability insurance coverage that shall provide the Company Indemnitees with coverage for six (6) years following the Effective Time of not less than the existing coverage and have other terms not materially less favorable to the insured persons than the Company’s directors’ and officers’ liability insurance coverage presently maintained by the Company (the “D&O Tail Policy”). Buyer shall not, and following the Closing shall cause the Surviving Entity and its Subsidiaries to not, take any action to eliminate, terminate, cancel or amend or otherwise modify such D&O Tail Policy.

(c) If Buyer, the Surviving Entity or any of their respective successors or assigns proposes to (i) consolidate with or merge into any other Person and Buyer or the Surviving Entity shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each case, proper provision shall be made prior to or concurrently with the consummation of such transaction so that the successors and assigns of Buyer or the Surviving Entity, as the case may be, shall, from and after the consummation of such transaction, honor the indemnification and other obligations set forth in this Section 6.4.

(d) Notwithstanding anything in this Agreement to the contrary, the obligations under this Section 6.4 shall not be terminated or modified in such a manner as to adversely affect any Company Indemnitee to whom this Section 6.4 applies without the written consent of such affected Company Indemnitee, it being understood and agreed that the Company Indemnitees are intended to be express third party beneficiaries of this Agreement.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1 Conduct of the Business of the Company. During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, except (i) as set forth on Section 7.1 of the Company Disclosure Schedule, (ii) if Buyer shall have consented in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (iii) as required by applicable Laws (including any COVID-19 Measures), (iv) for any COVID-19 Response or (v) as provided otherwise in this Agreement or the Related Agreements, the Company shall, and shall cause each of its Subsidiaries to:

(a) subject to applicable Law, conduct its business in the Ordinary Course of Business (provided, that, notwithstanding the foregoing, the Company or its Subsidiaries may use available cash to repay any Indebtedness or pay any Third Party Expenses prior to the consummation of the Closing, or use available cash to make cash distributions or dividends prior to, but not after, the Closing); provided in each case that in no event shall the Closing Cash Amount be less than $1,250,000; and

(b) use commercially reasonable efforts to preserve intact its present business organizations, keep available the services of its present officers and Employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it.

7.2 Restrictions on Conduct of the Business. Without limiting the generality or effect of the provisions of Section 7.1, except (i) as set forth on Section 7.2 of the Company Disclosure Schedule, (ii) as provided otherwise in this Agreement or the Related Agreements, (iii) as consented to in advance in writing by Buyer (such consent not to be unreasonably withheld, conditioned or delayed), (iv) as required by applicable Laws (including any COVID-19 Measures), or (v) for any COVID-19 Response, during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing, the Company shall not, and shall cause each of its Subsidiaries not to:

(a) amend its Charter Documents or equivalent organizational or governing documents;

(b) merge or consolidate itself with any other Person or adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization;

(c) declare or pay any dividends on or make any other distributions (whether in cash, stock or other property) in respect of any of its Equity Interests (other than cash dividends or distributions made prior to the Closing; provided that in no event shall the Closing Cash Amount be less than $1,250,000), or split, combine or reclassify any of its Equity Interests or issue or authorize the issuance of, or commit to issue (whether subject to approval by the Board or otherwise) any Equity Interests or other securities in respect of, in lieu of or in substitution for its Equity Interests (other than the issuance of shares of Company Stock in connection with the exercise of any Company Options outstanding as of the Agreement Date), or repurchase or otherwise acquire, directly or indirectly, any of its Equity Interests except for purchases from former Employees, non-employee directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service;

(d) (i) enter into, amend or modify (A) any Material Contract or (B) any Contract that would (if entered into, amended or modified prior to the Agreement Date) constitute a Material Contract (other than, in each case of clauses (A) and (B), in the Ordinary Course of Business), or (ii) terminate any Material Contract (other than non-renewals occurring in the Ordinary Course of Business or any termination or expiration of any Material Contract in accordance with its terms);

(e) issue, deliver, grant or sell or authorize or propose the issuance, delivery, grant or sale of, or purchase or propose the purchase of, any Company Voting Debt or any Equity Interests (except (i) for purchases from former Employees, non-employee directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service or (ii) for issuances of shares of Company Stock in connection with the exercise of any Company Options outstanding as of the Agreement Date), or enter into or authorize or propose to enter into any Contracts of any character obligating it to issue any Equity Interests;

(f) (i) hire or re-hire or offer to hire or re-hire, any officer or employee or any advisor, consultant, or independent contractor or other service provider who is a natural person (or an entity controlled by a natural person who is or who is affiliated with the primary person providing the underlying services), in each case, with an annual base salary or annual fee rates greater than $200,000 (except to fill any vacancy due to (A) the termination by any Acquired Company of any employee for cause, (B) any voluntary resignation by an employee, or (C) the death or permanent disability of any employee, in each case, so long as the role being filled is substantially similar to the applicable vacancy and includes salary or wages, as applicable, and other employment terms that are no more favorable in all material respects to the replacement employee than the salary or wages, as applicable, and other employment terms applicable to the employee whose departure created the applicable vacancy), (ii) terminate (other than for cause or due to death or permanent disability) the employment of any employee with annual base salary greater than $200,000, (iii) increase, or make any commitment to increase, the amount of annual base salary or annual fee rate of any officer or employee or any advisor, consultant, or independent contractor or other service provider who is a natural person, in each case, with an annual base salary or annual fee rate greater than $200,000, except, with respect to no more than ten (10) employees (including no more than four (4) officers) in the aggregate, for any such increase of any officer’s or employee’s base salary in the Ordinary Course of Business that does not exceed ten percent (10%) of such Person’s annual base salary, (iv) enter into any severance agreement (other than any severance agreement pursuant to which any amounts payable thereunder are paid by an Acquired Company in full prior to the Closing) or any bonus, incentive compensation, or commission agreement or arrangement (other than (A) pursuant to which any amounts payable thereunder are paid by the Company in full prior to the Closing, (B) any bonus, incentive compensation or commission agreement or arrangement entered into with any employee who is hired by any Acquired Company in compliance with clause (i) of this Section 7.2(f) consistent with past practice, or (C) any bonus, incentive compensation or commission agreement or arrangement entered into in the Ordinary Course of Business that does not exceed $25,000 for any individual employee; provided, that, except in the case of any bonuses that are included in the Accrued 2021 Bonus Amount, any such bonus obligations and arrangements are paid prior to the Closing), (v) amend, extend or renew any employment or service provider agreement with any officer or employee or any advisor, consultant, or independent contractor or other service provider who is a natural person (or an entity controlled by a natural person who is or who is affiliated with the primary person providing the underlying services), in each case, with an annual base salary or annual fee rates greater than $200,000, (vi) recognize or enter into any Contract or other agreement with any labor organization or union or collective bargaining agreement (except as otherwise required by Law), (vii) implement any mass layoff or any other employment action that would incur WARN obligations, or (viii) add any new members to the Board (other than pursuant to preexisting plans, policies or Contracts that have been disclosed to Buyer and are set forth on Section 3.19(a) of the Company Disclosure Schedule);

(g) make any loans or advances (other than routine expense advances to employees, directors or officers of the Company or any Subsidiary of the Company in the Ordinary Course of Business) to, or any investments in or capital contributions to, any Person, or forgive or discharge in whole or in part any outstanding loans or advances, or prepay any indebtedness for borrowed money (other than any prepayment of any indebtedness for borrowed money at any time prior to the Closing);

(h) except for non-exclusive licenses in connection with the provision of the Company Products (not including rights in any Company Source Code) and the Company services in the Ordinary Course of Business, transfer, sell, or license to any Person any rights to any Intellectual Property Rights, or transfer or provide a copy of any Company Source Code to any Person (including any current or former Employee or consultant of the Company or any Subsidiary of the Company or any contractor or commercial partner of the Company or any Subsidiary of the Company) (other than providing access to Company Source Code to current Employees and consultants of the Company or any Subsidiary of the Company involved in the development of the Company Products on a need to know basis in the Ordinary Course of Business and provided each such Employee or consultant has executed a Personnel Agreement);

(i) enter into any agreement with respect to the development of any Intellectual Property Rights or Technology with a third party except in the Ordinary Course of Business;

(j) abandon, let lapse or take (or fail to take) any other action regarding any item of Company Registered IP, other than prosecution activities pertaining to registration, maintaining, perfecting and renewing Company Registered IP in the Ordinary Course of Business;

(k) materially amend or modify any Privacy Statement of the Company or any of its Subsidiaries;

(l) enter into any license, distribution, reseller, OEM, joint venture or joint marketing or any similar arrangement or agreement (other than nonexclusive arrangements entered in the Ordinary Course of Business);

(m) sell, lease, license or otherwise dispose of or encumber (other than Permitted Liens) any of its material properties (including, without limitation, the Leased Real Property) or material tangible assets or enter into any Contract with respect to the foregoing, except, in each case, for (i) sales of obsolete assets or assets with de minimis or no book value or (ii) in the Ordinary Course of Business;

(n) enter into any lease of personal property with payment obligations on the part of any Acquired Company in excess of $250,000 in any twelve (12) month period;

(o) enter into, amend, renew, modify or waive the terms of any Lease Agreement;

(p) incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others (other than, subject to Section 7.2(z) below, any indebtedness or debt securities which will be paid off in full (or guarantee which will be paid off or terminated in full) at or prior to the Closing);

(q) enter into any Contract for the commitment of any capital expenditures, capital additions or capital improvements to the extent that more than $2,000,000 of such commitments in the aggregate remains unpaid as of the Closing;

(r) materially reduce the amount of, or voluntarily terminate, any insurance coverage unless such terminated insurance coverage is replaced prior to the Closing with substantially similar coverage;

(s) except in each case as required by a Company Employee Plan in effect on the Agreement Date and disclosed on Section 3.19(a) of the Company Disclosure Schedule, or applicable Law or as necessary to maintain the qualified status of such plan under applicable Law, (i) adopt, establish, enter into, terminate, discontinue or amend any Company Employee Plan, or (ii) accelerate the payment, funding or vesting of any compensation or benefits of any director, officer, employee, advisor, consultant or independent contractor of the Company or any Subsidiary of the Company under any Company Employee Plan, or (iii) except in the Ordinary Course of Business and subject to the limitations set forth in Section 7.2(f) above, increase the benefits of any director, officer, employee, advisor, consultant or independent contractor of the Company or of any Subsidiary of the Company (other than any amounts paid by an Acquired Company at any time prior to the Closing);

(t) grant or pay, or enter into or amend any Contract providing for the granting or payment of any severance, change of control, retention or termination pay or benefits to any Person (other than (i) payments or benefits provided pursuant to preexisting plans, policies or Contracts that have been made available to Buyer and (ii) transaction bonuses or other amounts paid to Employees in connection with the Transactions that will constitute Third Party Expenses);

(u) (i) commence a Legal Proceeding other than (A) for the routine collection of bills, (B) in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business (provided that it consults with Buyer prior to the filing of such a suit) or (C) for a breach (or alleged breach) of this Agreement or (ii) settle or agree to settle any pending or threatened lawsuit, Legal Proceeding or other dispute other than any settlement that (A) does not impose any Liability on an Acquired Company except for the payment of monetary damages in an amount not in excess of $250,000 at any time prior to the Closing, (B) is without any admission of wrongdoing and (C) does not impose any equitable remedies or similar relief;

(v) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to its business, or enter into any Contract with respect to a joint venture, strategic alliance or partnership;

(w) (i) make, change or revoke any material Tax election, (ii) except as required by applicable Law, adopt or change any Tax accounting method or period, (iii) file any amended material Tax Return, (iv) enter into any closing agreement within the meaning of Section 7121 of the Code (or any similar provision of applicable state, local or non-U.S. Law) with a Taxing Authority relating to any material amount of Tax, (v) participate in any voluntary disclosure application or agreement or similar process, (vi) apply for any Tax ruling, (vii) settle or compromise any material Tax claim or assessment, (viii) consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment (except as the result of an extension of the filing date of any Tax Return obtained in the Ordinary Course of Business), (ix) enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement, or (x) assume or agree to indemnify any material liability for Taxes of another Person (other than another Acquired Company) other than pursuant to commercial agreements entered into in the Ordinary Course of Business the primary purpose of which is unrelated to Tax;

(x) change in any material respect any of the accounting methods or practices (including any change in depreciation or amortization policies) used in the preparation of the Audited Financial Statements, except in each case as required by changes in GAAP or any applicable Law;

(y) enter into any agreement for the purchase, sale or lease of any real property;

(z) place or allow the creation of any Lien (other than a Permitted Lien) on any of its material properties, except for Liens (i) under any Indebtedness that will be paid off at or prior to the Closing or, pursuant to the Payoff Letter, where the applicable Indebtedness is paid off by Buyer in accordance with Section 2.2(a)(iv) (and the related Liens released at or prior to the Closing or, pursuant to the Payoff Letter, where the applicable Indebtedness is paid off by Buyer in accordance with Section 2.2(a)(iv)) and (ii) with respect to which the Company has provided prior written notice to Buyer; or

(aa) take or agree in writing or otherwise to take, any of the actions described in clauses (a) through (aa).

Nothing in this Section 7.2 is intended to or shall cause Buyer to directly or indirectly control the Company or any of its Subsidiaries in violation of the HSR Act.

7.3 No Solicitation; Transfer Restrictions.

(a) During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing, the Company Stockholders and the Company will not, and the Company will cause its Subsidiaries not to, and the Company Stockholders and the Company will not authorize any of their respective Representatives to, directly or indirectly, (i) solicit, willingly encourage others to solicit, or willingly encourage, facilitate or accept any discussions, proposals or offers that constitute, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal, (iv) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Acquisition Proposal, or (v) submit any Acquisition Proposal to the vote of any stockholders of the Company. The Company Stockholders and the Company will, and the Company will cause its Subsidiaries and they will direct their respective Representatives to, (A) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the Agreement Date with respect to any Acquisition Proposal and (B) immediately revoke or withdraw access of any Person (other than Buyer and its Representatives) to any data room (virtual or actual) containing any non-public information with respect to the Company or any of its Subsidiaries in connection with an Acquisition Proposal and request from each Person who has been provided access at any time on or after January 1, 2021 to any data room (virtual or actual) containing any non-public information with respect to the Company or any of its Subsidiaries in connection with an Acquisition Proposal (other than Buyer and its Representatives) the prompt return or destruction of all non-public information with respect to the Company or any of its Subsidiaries previously provided to such Person in connection with such Acquisition Proposal.

(b) The Company shall immediately (but in any event, within 24 hours) notify Buyer in writing after receipt by the Company Stockholders or the Company (or, to the Knowledge of the Company, by any of their respective Representatives), of any written Acquisition Proposal.

(c) During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing, each Company Stockholder hereby agrees that it shall not, without the prior written consent of Buyer, offer, sell, contract to sell, pledge, grant any option to purchase, transfer or assign (with or without consideration), lend or otherwise dispose of or otherwise encumber any of such Company Stockholder’s Company Shares (other than to Buyer and its Affiliates as provided for in this Agreement).

7.4 Access to Information. During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company shall afford Buyer and its Representatives reasonable access during business hours and upon reasonable notice (which access may be limited to the extent the Company reasonably determines, in light of COVID-19 or COVID-19 Measures, that such access would jeopardize the health and safety of any employee) to the properties, personnel, books, Contracts and records of the Company and each of its Subsidiaries as Buyer may reasonably request in connection with the Transactions; provided, that (a) any such access shall be conducted in a manner so as not to interfere unreasonably with the conduct of the business of any Acquired Company, (b) the foregoing access shall be permitted only to the extent it would not violate any Law (including any COVID-19 Measures) and Buyer and its Representatives comply with all applicable Laws (including any COVID-19 Measures) during such access, (c) Buyer and its Representatives shall not contact any of the Acquired Companies’ employees without the prior written consent of the Company other than the Chief Executive Officer of the Company or any of the employees set forth on Schedule C, and (d) Buyer and its Representatives shall not contact or communicate with, directly or indirectly, any of the Acquired Companies’ customers, vendors, suppliers, licensors, distributors or brokers without the prior written consent of the Company (other than, to the extent applicable, in the ordinary course of business regarding matters unrelated to any Acquired Company or any of the Transactions). Notwithstanding anything herein to the contrary, no such access or examination shall be permitted to the extent that it would require any Acquired Company to disclose information subject to attorney-client privilege or attorney work product privilege, conflict with any third party confidentiality obligations to which any Acquired Company is bound, or violate any applicable Law; provided that, if the Company or any of the other Acquired Companies withholds information pursuant to any of the foregoing, the Company shall notify Buyer that it is not providing such information and the basis (in reasonable detail) for not providing such information and use commercially reasonable efforts to develop substitute arrangements to provide such information in a manner that does not result in the loss of any such privileges or breach of any such confidentiality obligations or violation of any such applicable Law.

7.5 Notification of Certain Matters.

(a) Prior to the Closing, each of Buyer, on the one hand, and the Company, on the other, shall give prompt notice to the other of the occurrence or non-occurrence of any event that is reasonably likely to cause the failure of any of the conditions set forth in Article VIII; provided, that the delivery of any notice pursuant to this Section 7.5(a) shall not limit or otherwise affect any remedies available to Buyer, the Company, the Sellers Representative or the Company Stockholders. No disclosure pursuant to this Section 7.5(a), however, shall be deemed to amend or supplement the Company Disclosure Schedule or the Buyer Disclosure Schedule or prevent or cure any misrepresentation, breach of representation or warranty or breach of any covenant.

(b) Prior to the Closing, each of Buyer, on the one hand, and the Company, on the other, shall give each other prompt notice of the commencement or known threat of commencement against such party of any Legal Proceeding by or before any Governmental Entity with respect to the Transactions, keep the other party informed as to the status of any such Legal Proceeding or threat, and Buyer, on the one hand, and the Company, on the other, shall permit authorized Representatives of the other party to be present at each material meeting or conference relating to any such Legal Proceeding, to participate in, or review, any material communication before it is made to any Governmental Entity, and to have access to and be consulted in connection with any material document, opinion or proposal made or submitted to any Governmental Entity in connection with any such Legal Proceeding, including by providing the other party with a reasonable opportunity to review and comment on any material filing, submission, response to an information request or other (oral or written) communication to be submitted or made to any Governmental Entity and the other party shall consider any such received comments in good faith. Notwithstanding anything herein to the contrary, no such access, examination, review or consultation shall be permitted to the extent that it would require the Company, on the one hand, or Buyer, on the other hand, to disclose information subject to attorney-client privilege or attorney work product privilege to which the Company, on the one hand, or Buyer, on the other hand, as applicable, is bound, or violate any applicable Law; provided that, if the Company, on the one hand, or Buyer, on the other hand, withholds information pursuant to any of the foregoing, the Company, on the one hand, or Buyer, on the other hand, as applicable, shall notify the other that it is not providing such information and the basis (in reasonable detail) for not providing such information and use commercially reasonable efforts to develop substitute arrangements to provide such information in a manner that does not result in the loss of any such privileges or breach of any such confidentiality obligations or violation of any such applicable Law; and provided further that, insofar as any such Legal Proceeding relates to or arises under Antitrust Laws the provisions in Section 7.9(c) shall apply.

7.6 Section 280G.

(a) The Company shall use commercially reasonable efforts to obtain and deliver to Buyer prior to the initiation of the requisite stockholder approval procedure under Section 7.6(b), a parachute payment waiver (the “Parachute Payment Waiver”), from each Person who the Company or Buyer reasonably believes could be, with respect to the Company and/or any ERISA Affiliate, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined immediately prior to the initiation of the requisite stockholder approval procedure under Section 7.6(b), and who might otherwise have received, receive or have the right or entitlement to receive a Section 280G Payment (as defined below), to the extent the value thereof equals or exceeds three times such Person’s “base amount” determined in accordance with Section 280G of the Code and the regulations promulgated thereunder, unless the 280G Stockholder Approval (as defined below) is obtained pursuant to Section 7.6(b).

(b) At least two (2) Business Days prior to the Closing Date, the Company shall solicit a vote of the holders of Company Stock holding the number of shares of stock required by the terms of Section 280G(b)(5)(B) of the Code on all Section 280G Payments. “Section 280G Payments” shall mean any payments or benefits provided pursuant to Company Employee Plans or other plans, programs, arrangements or Contracts that might reasonably be expected to result, separately or in the aggregate, in the payment of any amount or the provision of any benefit that causes the payments or benefits to not be deductible by reason of Section 280G or that would be subject to an excise Tax under Section 4999 of the Code in connection with the consummation of the transactions contemplated by this Agreement (either alone or in combination with any other event). Prior to delivery of documents to the stockholders in connection with the stockholder approval contemplated by this Section 7.6(b), the Company shall provide Buyer and its counsel with a reasonable opportunity (but, in any event, no less than five (5) Business Days prior to such delivery) to review and approve all documents to be delivered to the stockholders in connection with such stockholder approval, and such approval shall not be unreasonably withheld, conditioned or delayed. Any such stockholder approval shall be sought by the Company in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, including Q-7 of Section 1.280G-1 of such Treasury Regulations. Prior to the Closing, the Company shall deliver to Buyer written notification and documentation reasonably satisfactory to Buyer that a vote of the holders of Company Stock was solicited in conformance with Section 280G of the Code and the regulations promulgated thereunder and either (i) the requisite stockholder approval was obtained with respect to any payments and benefits that were subject to the stockholder vote (the “280G Stockholder Approval”) or (ii) that the 280G Stockholder Approval was not obtained. Within three (3) Business Days prior to the Company’s solicitation of the stockholder vote contemplated by this Section 7.6(b), Buyer shall disclose to the Company all material terms and values regarding the Buyer Arrangements; provided, that in no event shall the Company solicit such stockholder vote prior to the date that is thirty (30) days following the Agreement Date. If Buyer fails to comply with the preceding sentence, the Company shall not be violation of this Section 7.6 if it solicits the stockholder vote without including the Buyer Arrangements.

7.7 Confidentiality. The parties hereto acknowledge that Tempo Automation, Inc. (“Tempo”) and Compass Group Management LLC have previously executed that certain Confidentiality Agreement dated March 11, 2021 (the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms; provided, however, that following the Closing, none of the terms or conditions under the Confidentiality Agreement shall apply to, or in any way restrict or otherwise limit Buyer or any of its Affiliates with respect to the use or disclosure of any Evaluation Material (as such term is defined in the Confidentiality Agreement) of the Company and its Subsidiaries or relating to the Company Business. Buyer shall be permitted to disclose any Evaluation Material (as such term is defined in the Confidentiality Agreement) of the Company and its Subsidiaries (or that relates to the Company Business) and all terms set forth in this Agreement to the SPAC and its Representatives and, subject to Buyer’s receipt of the Company’s prior written consent with respect to each such potential source of financing, potential sources of financing for the SPAC Transaction (including disclosing Evaluation Material to potential investors in any private placement undertaken in connection with the SPAC Transaction (a “PIPE”), provided that such Evaluation Material is limited to the types and scope of information that are customarily disclosed to potential private investors in transactions such as the SPAC Transaction) so long as the SPAC and its Representatives and such potential sources of financing for the SPAC Transaction are subject to obligations of confidentiality with respect to such Evaluation Material that are substantially the same as the obligations of Tempo under the terms of the Confidentiality Agreement (or, in the case of potential PIPE investors, who have agreed to keep such Evaluation Material confidential in accordance with a confidentiality undertaking customary for transactions such as the SPAC Transaction).

7.8 Public Disclosure.

(a) Prior to the Closing, other than with respect to any proxy statements, registration statements or other written materials required to be filed with the United States Securities and Exchange Commission (the “SEC”) in connection with the Business Combination Agreement and the matters contemplated thereby, none of the Company, Buyer or any of their respective Subsidiaries or Affiliates shall issue or cause the publication of any press release or other public announcement or disclosure with respect to this Agreement, the Related Agreements or the transactions contemplated hereby or thereby, including the Transactions, without the prior written consent of the Sellers Representative and Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), unless such party determines that such disclosure is required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of such press release or other public announcement or disclosure (as applicable, a “Required Transaction Disclosure”), in which event such party shall, on a basis reasonable under the circumstances and to the extent practicable and permitted by applicable Law, provide a reasonable opportunity to the Sellers Representative and Buyer to review such press release or other announcement or disclosure in advance and shall consider in good faith all reasonable comments suggested thereto (provided that, for the avoidance of doubt, such reviewing party shall not have any consent or approval rights with respect to any such press release or other announcement or disclosure); provided, however, that the parties hereto shall not be required by this Section 7.8 to provide any such review or comment to the other party relating to any dispute between the parties relating to this Agreement.

(b) Notwithstanding anything to the contrary in Section 7.8(a), (i) each of Buyer and/or any of its Affiliates, on the one hand, and Compass Group Diversified Holdings LLC and/or Compass Diversified (collectively, “Compass”) and/or any of their respective Affiliates, on the other hand, shall be permitted to make any disclosures with respect to this Agreement, the Related Agreements or the transactions contemplated hereby or thereby in connection with responding to questions (A) in any interviews (whether for articles, television, radio, podcasts or otherwise) or other media appearances, (B) on any earnings call or (C) in any investor meetings, presentations or conferences, (ii) the parties hereto acknowledge and agree that the Company, Compass and/or any Affiliate of the Company or Compass shall be permitted to file this Agreement with the SEC and make disclosures regarding this Agreement and the Transactions pursuant to filings with the SEC (subject, with respect to this clause (ii), to compliance with the terms set forth above in Section 7.8(a) with respect to Required Transaction Disclosures), (iii)(A) prior to the Closing, the Company, Compass and their respective Affiliates (including the Acquired Companies) shall be permitted to make announcements from time to time to the respective employees, customers, suppliers and other business relations of the Acquired Companies and otherwise as the Company may reasonably determine is necessary to comply (or cause any other Acquired Company to comply) with applicable Law (subject to compliance with the terms set forth above in Section 7.8(a) with respect to Required Transaction Disclosures; provided, that any announcement pursuant to this clause (iii)(A) shall not be subject to compliance with the terms set forth above in Section 7.8(a) with respect to Required Transaction Disclosure if the information included in such announcement with respect to this Agreement, the Related Agreements or the transactions contemplated hereby or thereby, including the Transactions, is consistent with any communication or messaging talking points or plans mutually agreed upon in writing (for such purposes, email shall be sufficient) by Buyer and the Sellers Representative (“Communication Plans”)) or the requirements of any Contract to which any Acquired Company is a party or otherwise bound, and (B) prior to the Closing, Buyer or any of its Affiliates (including Buyer’s Subsidiaries) shall be permitted to make announcements from time to time to the respective employees, customers, suppliers and other business relations of Buyer and its Subsidiaries and otherwise as Buyer may reasonably determine is necessary to comply (or cause any Subsidiary of Buyer to comply) with applicable Law (subject to compliance with the terms set forth above in Section 7.8(a) with respect to Required Transaction Disclosures; provided, that any announcement pursuant to this clause (iii)(B) shall not be subject to compliance with the terms set forth above in Section 7.8(a) with respect to Required Transaction Disclosure if the information included in such announcement with respect to this Agreement, the Related Agreements or the transactions contemplated hereby or thereby, including the Transactions, is consistent with any Communication Plan) or the requirements of any Contract to which Buyer or any of its Subsidiaries is a party or otherwise bound, and (iv) Compass, each Company Stockholder and their respective Affiliates may, without further consent of any party hereto, make statements with respect to this Agreement, the Related Agreements or the transactions contemplated hereby or thereby, including the Transactions, that are consistent with (and do not otherwise include or refer to any terms or conditions that are not otherwise contained in) (A) public statements with respect to this Agreement, the Related Agreements or the transactions contemplated hereby or thereby, including the Transactions, that have previously been made by (1) Buyer, the Company or Compass or any Affiliates of Compass in compliance with this Section 7.8, or (2) the SPAC or (B) information that is or becomes generally available to the public other than as a result of disclosure by a party in violation of this Section 7.8.

(c) Notwithstanding anything to the contrary herein or the Confidentiality Agreement, in the event of any conflict or inconsistency between the provisions of this Section 7.8 and the provisions of the Confidentiality Agreement, the provisions of this Section 7.8 shall control.

7.9 Reasonable Best Efforts.

(a) Each of the Company and the Buyer agrees to use its reasonable best efforts, and to cooperate with each other party hereto, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Transactions, including the satisfaction of their respective conditions set forth in Article VIII, and including to execute and deliver such other instruments and do and perform such other acts and things as may be necessary for the consummation of the Transactions. Notwithstanding anything to the contrary herein, (i) for purposes of this Section 7.9 and Section 7.15(a), reasonable best efforts shall not require any Acquired Company to agree to any obligations or accommodations (financial or otherwise) that would be binding on an Acquired Company in the event the Closing does not occur and (ii) no Acquired Company shall be required to incur any cost, expense, fee, obligation or other Liability in connection with seeking or otherwise obtaining the consent, waiver or approval of any counterparty to any Contract to which any Acquired Company is party in connection with the Transactions.

(b) Promptly after the execution of the agreement (and prior to the Closing), the Buyer and the Company shall reasonably coordinate on the development of a notification (the “DCSA Notification”) to the Defense Counterintelligence and Security Agency (“DCSA”) as required by the NISPOM, and the Company’s submittal of the DCSA Notification. The Buyer shall reasonably cooperate with the Company in the preparation of the DCSA Notification, and any responses to further DCSA requests for information, and any other submission by the Company required under the NISPOM prior to the Closing. The parties acknowledge that the DCSA Notification shall include a proposal by the Buyer for mitigation of any Foreign Ownership, Control and Influence (as defined under the NISPOM) issues raised by the Transactions, and prior to the Closing the Buyer and the Company shall reasonably cooperate in seeking DCSA’s consent to the continuation of existing security clearances following the Closing, but that the burden to demonstrate appropriate or required mitigation or other steps related to continuation of the security clearances shall rest solely on the Buyer, and that implementation of any such mitigation shall occur upon or after the Closing. For the avoidance of doubt, the receipt of any such consent from the DCSA shall not be a condition to the Closing.

(c) Each of the Company and Buyer shall promptly make all filings and notifications and other submissions with respect to this Agreement and the Transactions required or advisable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, and any successor to such statute, rules or regulations (the “HSR Act”) and, in any event, shall each file the Notification and Report Form under the HSR Act, if required, no more than ten (10) days after the Agreement Date unless otherwise agreed to in writing by the Company and Buyer. Each of the Company and Buyer agree to request at the time of filing early termination of the applicable waiting period under the HSR Act. To the extent permitted by applicable Law, each of the Company and Buyer shall promptly inform the other of any substantive communication between the Company or Buyer (as applicable) and any Governmental Entity regarding the Transactions (and if in writing, furnish the other party with a copy of such communication). Each of the Company and Buyer shall (and shall cause their respective Affiliates to) respond promptly to any request for information or documentary material from any Governmental Entity with respect to the Transactions. Without limiting the generality or effect of Section 7.9(a), to the extent permitted by applicable Law and except as may be prohibited by any Governmental Entity, each of the Company and Buyer shall (i) permit the other to review in advance, and consider in good faith the view of the other in connection with, any proposed written or oral substantive communication with any Governmental Entity relating to the Transactions; (ii) not participate in any substantive meeting or telephone or video conference, or have any substantive communication, with any Governmental Entity unless it has given the other party a reasonable opportunity to consult with it in advance and, unless prohibited by such Governmental Entity, give the other the opportunity to attend and participate therein; (iii) furnish the other party’s outside legal counsel with copies of all filings and substantive communications between it and any such Governmental Entity with respect to this Agreement and the Transactions; provided that material provided pursuant to this Section 7.9(c)(A) may be redacted as necessary (1) to comply with contractual arrangements, (2) to address legal privilege concerns, or (3) to remove references concerning the valuation of the parties and (B) may be designated as “outside counsel only,” which materials and the information contained therein shall be given only to outside counsel and previously-agreed outside economic consultants of the recipient and will not be disclosed by such outside counsel or outside economic consultants to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials; and (iv) furnish the other party’s outside legal counsel with such information and reasonable assistance as the other party’s outside legal counsel may reasonably request in connection with its preparation of necessary submissions of information to any such Governmental Entity. All filing fees in connection with filings required by the HSR Act shall be borne by Buyer, but the Company and Buyer shall each bear its own legal fees and expenses in connection with compliance with this Section 7.9.

(d) Notwithstanding the foregoing, nothing in this Section 7.9 or otherwise in this Agreement shall require Buyer: (i) to take any action that would prohibit or limit in any respect, or place any conditions on, the ownership or operation by Buyer of any portion of the business, assets, Intellectual Property Rights, categories of assets, relationships, contractual rights, obligations or arrangements of Buyer or any of its Affiliates (including, following the Closing, the Acquired Companies), or compel Buyer to divest, dispose of, hold separate or license any portion of the business, assets, Intellectual Property Rights, categories of assets, relationships, contractual rights, obligations or arrangements of Buyer or any of its Affiliates (including the Acquired Companies), (ii) to propose or agree to or effect any divestiture or hold separate any business or assets or (iii) to commence, contest or defend any litigation relating to the Transactions. Notwithstanding the foregoing, nothing in this Section 7.9 or otherwise in this Agreement shall require any Acquired Company, Company Stockholders or any of their respective Affiliates (collectively, the “Company Stockholder Parties”): (A) to take any action that would prohibit or limit in any respect, or place any conditions on, the ownership or operation by any Company Stockholder Party of any portion of the business, assets, Intellectual Property Rights, categories of assets, relationships, contractual rights, obligations or arrangements of any Company Stockholder Party or any of its Affiliates, or compel any Company Stockholder Party to divest, dispose of, hold separate or license any portion of the business, assets, Intellectual Property Rights, categories of assets, relationships, contractual rights, obligations or arrangements of any Company Stockholder Party or any of its Affiliates, (B) to propose or agree to or effect any divestiture or hold separate any business or assets (unless any such action, divestiture or hold separate contemplated by the foregoing subclauses (A) or (B) is solely an action by an Acquired Company or a divestiture or hold separate of an Acquired Company’s business or assets (and not an action, divestiture or hold separate by, or with respect to the business or assets of, any other Company Stockholder Party or any Affiliates of any Company Stockholder Party) and is made binding on an Acquired Company only in the event the Closing occurs; provided that an Acquired Company shall only be permitted to take, or agree or commit to take, any such action, divestiture or hold separate with the prior written consent of Buyer), or (C) to commence, contest or defend any litigation relating to the Transactions.

(e) Buyer will not (and will cause its Affiliates not to) take any action, or refrain from taking any action, the effect of which would reasonably be expected to impose any material delay in the timely obtaining of, or significantly increase the risk of not timely obtaining, any authorizations, consents, Orders, declarations or approvals of any Governmental Entity necessary to consummate the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, Buyer will not (and will cause its Affiliates not to) acquire or agree to acquire (by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner), any Person or portion thereof, or otherwise acquire or agree to acquire any assets or properties, in each case, if the entering into a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation would reasonably be expected to delay or prevent the consummation of the transactions contemplated hereby. Notwithstanding the foregoing, the SPAC Transaction is not subject to this Section 7.9(e).

7.10 SPAC Assistance.

(a) Prior to the Closing, the Company shall, and shall cause the Company’s Subsidiaries to, and shall use its reasonable best efforts to cause the Company’s Representatives to, provide to Buyer cooperation reasonably requested by Buyer in connection with the SPAC Transaction (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), including using reasonable best efforts to:

(i) participate in a customary and reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with Buyer, the SPAC and their respective Representatives, including direct contact between senior management and Representatives of the Company and its Subsidiaries and current and potential prospective investors in the SPAC (“SPAC Investors”);

(ii) assist with the preparation of customary materials for SPAC Investor presentations, offering documents, private placement memoranda, proxy statements, bank information memoranda, prospectuses and similar documents required in connection with the SPAC Transaction, and providing reasonable and customary authorization letters to Buyer and/or the SPAC authorizing the distribution of information to prospective lenders and other financing sources and containing customary information;

(iii) furnish Buyer, the SPAC and/or the SPAC Investors as promptly as reasonably practicable following Buyer’s reasonable request with all consolidated financial statements and other pertinent information related to the Acquired Companies in the possession of the Acquired Companies required in connection with the SPAC Transaction (including with respect to any calendar months ending after the date hereof and prior to the Closing Date), it being understood that information need not be audited or reviewed in accordance with the requirements of the Public Company Accounting Oversight Board or specifically prepared by an Acquired Company under this Section 7.10(a)(iii) (all such information, the “Required Financial Information”);

(iv) obtain accountants’ comfort letters and consents as reasonably requested by Buyer and/or the SPAC in connection with the SPAC Transaction; and

(v) furnish Buyer and the SPAC promptly with all documentation and other information required by any Governmental Entity with respect to the SPAC Transaction under applicable “know your customer” and Anti-Corruption Laws, and in any event at least five (5) days prior to the Closing Date; and

(vi) (A) cooperate with Buyer, the SPAC and their respective Representatives in the preparation of any filings with the SEC required in connection with the SPAC Transaction, including the Registration Statement on Form S-4 to be filed by the SPAC in connection with the SPAC Transaction, and shall furnish the SPAC, and provide the SPAC with permission to include in such filings, all information reasonably requested by the SPAC concerning the Company and its Affiliates as may be reasonably necessary in connection with the preparation and filing of such filings, including any amendments or supplements thereto, and (B) ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in the Registration Statement on Form S-4 will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(b) The Company, on behalf of itself and each of its Subsidiaries, hereby consents to the use of the logos of any of the Acquired Companies in connection with the SPAC Transaction; provided, that logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Acquired Companies or the reputation or goodwill of the Acquired Companies.

(c) The Company and each Company Stockholder shall, and shall cause its respective Representatives to, fully cooperate with Buyer, the SPAC and their respective Representatives in the preparation of any filings with the SEC required in connection with the SPAC Transaction, including the Registration Statement on Form S-4 to be filed by the SPAC in connection with the SPAC Transaction, and shall furnish the SPAC, and provide the SPAC with permission to include in such filings, all information concerning the Company and its Affiliates as the SPAC may deem reasonably necessary or advisable in connection with the preparation and filing of such filings, including any amendments or supplements thereto. If, at any time prior to the Effective Time, any information relating to the Company or any of its Subsidiaries, Affiliates, directors or officers that is required to be set forth in an amendment or supplement to the Registration Statement on Form S-4, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, is discovered by the Company, the Company shall promptly notify Buyer.

(d) Notwithstanding anything to the contrary herein, (i) nothing in this Section 7.10 shall require cooperation to the extent it would require an action that is not within the control of any of the Acquired Companies using reasonable best efforts, (ii) none of the Acquired Companies shall be required to take any binding commitment or agreement (other than the authorization letter referred to in Section 7.10(a)(ii) above) (A) that is not contingent upon the Closing or that would be effective prior to the Closing Date or (B) that relates to the financing of any transaction, other than the transactions contemplated by this Agreement, the SPAC Transaction, or that relates to any business or Person other than the Company and its Subsidiaries and business conducted by the Company and its Subsidiaries, and (iii) none of the Company or any of its Subsidiaries shall be required to pay any commitment or other similar fee (other than expenses promptly reimbursed by Buyer) or agree to provide any indemnity in connection with the SPAC Transaction that would be payable or would become effective prior to the Closing Date. Buyer shall promptly upon written request by the Company, reimburse the Company or any of its Subsidiaries for all reasonable and documented out-of-pocket costs incurred thereby in connection with this Section 7.10. Buyer shall indemnify and hold harmless the Company and its Subsidiaries and their respective officers, directors, managers, employees and other Representatives from and against any and all liabilities or losses suffered or incurred by them in connection with any action taken or information provided pursuant to this Section 7.10 or in response to a request by Buyer or its Representatives in connection with the SPAC Transaction, except to the extent the relevant amounts result from the bad faith, gross negligence or willful misconduct of the Company or any of its Subsidiaries or any of their respective officers, directors, managers or employees or any information supplied by or on behalf of the Company or any of its Subsidiaries that contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding anything to the contrary herein, for purposes of the closing condition set forth in Section 8.2(a)(ii), the covenants and agreements set forth in this Section 7.10 shall be considered not performed or complied with only if the Company is in material breach of the covenants and agreements of the Company set forth in this Section 7.10 and such material breach is the proximate cause of the failure of the SPAC Transaction to be consummated prior to the End Date.

7.11 [Reserved.]

7.12 [Reserved.]

7.13 [Reserved.]

7.14 Termination of 401(k) Plans. Effective as of no later than the day immediately preceding the Closing Date, if requested by Buyer in writing at least ten (10) Business Days prior to the Closing Date, the Company shall terminate, or shall cause the termination of, all 401(k) Plans. The Company shall provide Buyer with evidence that such 401(k) Plans have been terminated (effective no later than the day immediately preceding the Closing Date) pursuant to resolutions of the applicable governing body. The form and substance of such resolutions shall be subject to review and approval by Buyer at least two (2) Business Days prior to the Closing Date, which approval shall not be unreasonably withheld, conditioned or delayed. The Company shall use commercially reasonable efforts to take such other actions in furtherance of terminating the 401(k) Plans as Buyer may reasonably require; provided that no Acquired Company shall be required to incur any cost, expense, fee, obligation or other Liability in connection with taking any such actions or take any action that is not conditioned on the occurrence of the Closing. Buyer shall or shall cause an Affiliate of Buyer to offer Continuing Employees eligibility in a 401(k) plan as of the Closing without any waiting period (“Buyer 401(k) Plan”), and Buyer shall use commercially reasonable efforts subject to any limitations included in its existing 401(k) plans, to cause the Buyer 401(k) Plan to accept eligible rollover distributions from the 401(k) Plans on behalf of Continuing Employees.

7.15 Consents.

(a) Subject to the last sentence of Section 7.9(a) the Company shall, upon Buyer’s reasonable request and using forms reasonably acceptable to Buyer and the Company, use commercially reasonable efforts to obtain prior to the Closing, and deliver to Buyer at or prior to the Closing, all consents, waivers and approvals under each Contract listed or described on Schedule A-1.

(b) Promptly after the Agreement Date, the Company shall send each of the notices set forth in Schedule A-2 attached hereto (the “Notices”) using forms reasonably acceptable to Buyer and the Company.

7.16 Terminated Agreements. Prior to or at the Closing, the Company shall cause each of the Contracts set forth on Schedule D attached hereto (the “Terminated Agreements”) to be terminated, effective as of and contingent upon the Closing, such that each such agreement shall be of no further force or effect immediately following the Closing. Upon the Closing, the Company shall have paid all amounts owed under the Terminated Agreements (as a result of the termination of the Terminated Agreements or otherwise) such that the Company shall not have any Liability under any Terminated Agreement following the Closing Date.

7.17 Resignation of Officers, Directors and Managers. Prior to or at the Effective Time, the Company shall have caused each officer, director and manager of each of the Acquired Companies to execute and deliver a Resignation Letter in the form attached hereto as Exhibit H (the “Resignation Letters”) to Buyer.

7.18 Expenses. Whether or not the Transactions are consummated, except as otherwise set forth herein, each of the Company, the Selling Securityholders, the Sellers Representative and Buyer shall bear its own, and its respective legal, auditors’, financial advisors’ and other representatives’ fees and other expenses incurred with respect to this Agreement and the Transactions.

7.19 SPAC Transaction. Buyer agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the SPAC Transaction, including using reasonable best efforts to satisfy its conditions set forth in the Business Combination Agreement. Buyer agrees to provide upon reasonable request regular updates to the Company and Company Stockholders regarding the status and progress of the SPAC Transaction. Buyer shall provide to the SPAC all information reasonably requested by the SPAC relating to Buyer and its Subsidiaries and Affiliates required in connection with the Registration Statement on Form S-4 contemplated by the SPAC Transaction and on which the SPAC Shares are to be registered pursuant to Section 2.6.

7.20 Retention of Books and Records; Access. From and after the Closing until the seven (7) year anniversary of the Closing Date, Buyer and the Company shall, and shall cause the Company’s Subsidiaries to, provide the Sellers Representative and its Representatives with reasonable access (for the purpose of examining and copying), during normal business hours, upon reasonable written notice, to the books and records of the Acquired Companies with respect to periods or occurrences prior to or on the Closing Date, including with respect to any Tax audits, Tax Returns, insurance or other claims, governmental investigations, legal compliance, financial statement preparation or any other matter; provided, that (a) any such access shall be conducted in a manner so as not to interfere unreasonably with the conduct of the business of Buyer or any of its Affiliates (including any Acquired Company), and (b) such access shall be permitted only to the extent it would not violate any Law. Notwithstanding anything herein to the contrary, no such access or examination shall be permitted to the extent that it would require Buyer or any of its Affiliates (including any Acquired Company) to disclose information subject to attorney-client privilege or attorney work product privilege, conflict with any third party confidentiality obligations to which Buyer or any of its Affiliates (including any Acquired Company) is bound, or violate any applicable Law; provided that, if Buyer or any of the other Acquired Companies withholds information pursuant to any of the foregoing, the Buyer shall notify Sellers Representative that it is not providing such information and the basis (in reasonable detail) for not providing such information and use commercially reasonable efforts to develop substitute arrangements to provide such information in a manner that does not result in the loss of any such privileges or breach of any such confidentiality obligations or violation of any such applicable Law. Unless otherwise consented to in writing by the Sellers Representative, Buyer and the Company shall use commercially reasonable efforts not to, and shall require the Company’s Subsidiaries to use commercially reasonable efforts not to, for a period of seven (7) years following the Closing Date, destroy or otherwise permanently dispose of any of the books and records of any Acquired Company for any period prior to the Closing Date without first giving reasonable prior notice to the Sellers Representative, and offering to surrender to the Sellers Representative such books and records or any portion thereof that Buyer or the Company may intend to destroy or permanently dispose of.

7.21 RWI Policy. The Buyer shall use commercially reasonable efforts to obtain and bind, and to have issued, the RWI Policy prior to and at the Closing. The RWI Policy shall provide that the insurer shall waive and not pursue any subrogation rights against the Selling Securityholders or any of their respective Affiliates, except for a claim for Fraud against a Selling Securityholder with respect to Fraud committed by such Selling Securityholder. Buyer shall bear all of the costs associated with obtaining the RWI Policy, including the premium, broker fee, underwriting fee, due diligence fee, carrier commissions, legal fees for counsel engaged by the underwriter and surplus lines taxes and fees.

7.22 Employee Matters.

(a) With respect to any Employee of an Acquired Company who remains employed by Buyer or a Subsidiary thereof (including any Acquired Company) following the Closing (each, a “Continuing Employee”) for a period of not less than one year following the Closing Date or, if earlier, termination of employment of a given Continuing Employee for any reason, Buyer shall, or shall cause the

Acquired Companies to maintain for each of the Continuing Employees (i) at least the same base salary or wage rate and annual cash incentive opportunities as those provided to such Continuing Employee immediately prior to the Closing Date and (ii) employee benefits that are no less favorable in the aggregate to the employee benefits provided to such Continuing Employee immediately prior to the Closing Date. No provision of this Agreement shall be construed as a guarantee of continued employment or other service of any Continuing Employee and this Agreement shall not be construed so as to prohibit any Acquired Company from having the right to terminate the employment or other service of any Continuing Employee. Notwithstanding anything to the contrary herein, with respect to any employee of any Acquired Company as of immediately prior to the Closing, if any portion of the Accrued 2021 Bonus Amount attributable to such employee is included in the calculation of the Closing Indebtedness Amount as finally determined pursuant to Section 2.12 and such employee is terminated after the Closing by Buyer or any of its Subsidiaries or Affiliates (including any Acquired Company) without cause prior to the payment by Buyer or any of its Subsidiaries or Affiliates (including any Acquired Company) to such employee of such portion of the Accrued 2021 Bonus Amount, then Buyer shall pay, or cause any of its Subsidiaries (including any Acquired Company) to pay to such employee an amount equal to such portion of the Accrued 2021 Bonus Amount applicable to such employee (in addition to any other amounts owed or otherwise payable to such employee in connection with such termination). No provision of this Section 7.22 shall be construed to grant any third party beneficiary any rights under this Agreement to any Person.

(b) From and after the Closing, Buyer shall use commercially reasonable efforts to give each Continuing Employee full credit for purposes of eligibility to participate, level of benefits, vesting and benefit accrual under any employee benefit plans and employment-related entitlements for which such Continuing Employee is eligible and that is provided, sponsored, maintained or contributed to by Buyer or the relevant employing Subsidiary thereof for such Continuing Employee’s service with the Company or such Subsidiary, except to the extent such credit (i) is not permitted by applicable Law (as determined by Buyer in its sole discretion), or (ii) would result in the duplication of benefits for the same period of service. Notwithstanding the foregoing, to the extent permitted under applicable Law, Buyer shall not be required to provide credit for such service for benefit accrual purposes under any employee benefit plan of the Buyer that is a defined benefit pension plan. Notwithstanding anything to the contrary, the provisions of Section 7.22(a) shall apply only with respect to Continuing Employees (and their dependents and beneficiaries) who are covered under one or more Company Employee Plans that are maintained primarily for the benefit of employees employed in the United States.

(c) To the extent permitted by applicable Law, Buyer shall use commercially reasonable efforts to (i) waive for each Continuing Employee and his or her dependents, any waiting period provision, payment requirement to avoid a waiting period, pre-existing condition limitation, actively-at-work requirement and any other restriction that would prevent immediate or full participation under the welfare plans of Buyer or any of its Subsidiaries applicable to such Continuing Employee to the extent such waiting period, pre-existing condition limitation, actively-at-work requirement or other restriction would not have been applicable to such Continuing Employee under the terms of the welfare plans of the Company and its Subsidiaries, and (ii) give full credit under the welfare plans of the Buyer and its Subsidiaries applicable to each Continuing Employee and his or her dependents for all co-payments and deductibles satisfied prior to the Closing in the same plan year as the Closing, and for any lifetime maximums, as if there had been a single continuous employer.

(d) The Company shall establish a transaction bonus pool in the form of one-time cash payments to be made in connection with the Closing (the “Company Transaction Bonus Pool”) to the employees of the Acquired Companies (the “Company Transaction Bonus Awardees”) and in the gross amounts as set forth on Schedule E (each, a “Company Transaction Bonus Award” and, collectively, the “Company Transaction Bonus Awards”). The Company shall communicate to each Company Transaction Bonus Awardee his or her Company Transaction Bonus Award within five (5) Business Days after the date of this Agreement. The Company shall promptly pay (in no event later than the later of (i) five (5) Business Days following the Closing Date, and (ii) the date of the first regular payroll cycle of the Acquired Companies following the Closing Date) to each Company Transaction Bonus Awardee who is a full-time employee of an Acquired Company on the Closing Date his or her Company Transaction Bonus Award, less applicable tax withholdings. For the avoidance of doubt, if any Company Transaction Bonus Awardee, as set forth on Schedule E, terminates or has terminated their employment with an Acquired Company prior to the Closing Date, then such Company Transaction Bonus Award shall be forfeited by such Company Transaction Bonus Awardee and the Company may reallocate such forfeited Company Transaction Bonus Award to any other Company Transaction Bonus Awardee. For the further avoidance of doubt, the Company Transaction Bonus Awards paid by the Company shall be treated as Third Party Expenses.

(e) Buyer shall establish a retention pool in the form of cash and/or equity awards (the “Buyer Retention Pool”) that will be communicated and granted to certain of the Continuing Employees (the “Buyer Retention Awardees”) within thirty (30) days following the Agreement Date in accordance with Schedule F. The terms and conditions of the awards to be made out of the Buyer Retention Pool (the “Buyer Retention Awards”) to any Continuing Employees will be set forth in the applicable Buyer Retention Agreement, to be delivered to the applicable Continuing Employees prior to Closing. The terms and conditions of the Buyer Retention Awards and each Buyer Retention Agreement shall be in form and substance reasonably satisfactory to the Company and shall be consistent with Schedule F. For the avoidance of doubt, the Buyer Retention Awards shall not be treated as Third Party Expenses or included in the calculation of the Estimated Closing Net Working Capital Amount, the Closing Net Working Capital Amount, the Estimated Closing Statement, the Post-Closing Statement or the Final Closing Statement or otherwise treated as a Liability or obligation of the Selling Securityholders.

(f) This Agreement is not intended by the parties to, and nothing in this Section 7.22 or otherwise in this Agreement, whether express or implied, shall, (i) constitute an amendment to any Company Employee Plan, or any other employee benefit plan, program, policy, agreement or arrangement, (ii) create any obligation of the parties hereto to any Person (other than the other parties hereto) with respect to any employee benefit or compensation plan, program, policy, agreement or arrangement of Buyer, the Company or any of their respective Affiliates or (iii) confer on any Continuing Employee or any other Person (other than the parties hereto) any rights or remedies (including third party beneficiary rights).

ARTICLE VIII

CONDITIONS TO THE TRANSACTION

8.1 Conditions to Obligations of Each Party to Effect the Transactions. The respective obligations of the Company, Buyer, and Merger Sub to effect the Transactions shall be subject to the satisfaction or waiver in writing by the Company, Buyer and the Sellers Representative, as of the Effective Time, of the following conditions:

(a) No Order; Restraints. No Governmental Entity of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect or (ii) issued or granted any Order (whether temporary, preliminary or permanent) that is in effect, in each case which has the effect of making the Transactions illegal or otherwise restraining, enjoining or otherwise prohibiting the consummation of the Transactions (each, as applicable, a “Restraint”).

(b) SPAC Transaction. The SPAC Transaction shall have closed immediately prior to the Closing.

(c) Regulatory Approvals. Any waiting period applicable to the Transactions (and any extension thereof) under the HSR Act shall have expired or been terminated.

(d) Legal Proceedings. There shall not be pending any Legal Proceeding by a Governmental Entity relating to, pursuant to, or arising out of or from Antitrust Laws against Buyer, Merger Sub, the Company or any of their respective Affiliates or Subsidiaries relating to this Agreement or the Transactions.

(e) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

8.2 Conditions to the Obligations of Buyer and Merger Sub. The obligations of Buyer and Merger Sub to effect the Transactions shall be subject to the satisfaction as of the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by Buyer and Merger Sub:

(a) Representations, Warranties and Covenants.

(i) (A) The Fundamental Representations shall be true and correct in all material respects, in each case both as of the Agreement Date and as of the Closing Date as though made on the Closing Date (except with respect to representations and warranties that address matters only as of a particular date, which shall be true and correct as of such date) and (B) all other representations and warranties of the Company contained in this Agreement shall be true and correct in all respects, in each case both as of the Agreement Date and as of the Closing Date as though made on the Closing Date (except with respect to representations and warranties that address matters only as of a particular date, which shall be true and correct as of such date), except where the failure of such representations and warranties, individually or in the aggregate, to be so true and correct in all respects (without giving effect to materiality, Material Adverse Effect or any similar qualification), have not had and would not reasonably be expected to have, a Material Adverse Effect; and

(ii) The Company shall have performed and complied, in all material respects, with each agreement and covenant required by this Agreement to be so performed or complied with by the Company at or prior to the Closing.

(b) No Material Adverse Effect. Since the Agreement Date, there shall not have occurred a Material Adverse Effect.

(c) Company Certificate. Buyer shall have received a certificate from the Company, executed by an officer of the Company for and on the Company’s behalf, to the effect that, as of the Closing, the conditions set forth in Sections 8.2(a) and 8.2(b) have been satisfied.

(d) Joinder Agreements. Buyer shall have received Joinder Agreements duly executed by all holders of shares of Company Stock outstanding as of immediately prior to the Effective Time.

(e) Closing Deliverables. The Company shall have delivered or cause to be delivered to Buyer the items required by Section 1.5(a).

8.3 Conditions to Obligations of the Company. The obligations of the Company and Selling Securityholders to effect the Transactions shall be subject to the satisfaction as of the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by the Company and the Sellers Representative:

(a) Representations, Warranties and Covenants.

(i) (A) Each representation and warranty of Buyer and Merger Sub set forth in this Agreement (other than the representations and warranties set forth in Section 5.8(a)) shall be true, correct and complete in all respects (without giving effect to materiality, Buyer Material Adverse Effect or any similar qualification) as of the Closing Date as if made on and as of the Closing Date (or, if given as of a specific date, at and as of such date), except where the failure to be so true, correct and complete in all respects, individually or in the aggregate, has not had and would not reasonably be expected to have a Buyer Material Adverse Effect; and (B) (1) each of the representations and warranties set forth in Section 5.8(a) shall be true and correct in all respects, in each case both as of the Agreement Date and as of the Closing Date as though made on the Closing Date, and (2) Buyer shall have delivered to the Company (x) confirmation from the SPAC’s transfer agent of the final, total amount of redemptions with respect to the SPAC and the total amount in the Trust Account (as defined in the Business Combination Agreement), in each case, as of the last Business Day immediately preceding the Closing Date, (y) documentation evidencing the debt financing obtained by the SPAC prior to the Closing, and (z) the Subscription Agreements for the PIPE Investment Amount and any additional subscription agreements for any additional equity or convertible debt financing obtained by the SPAC prior to the Closing or confirmation that no such additional equity or debt financing was obtained by the SPAC, which, such items described in the preceding clauses (x), (y) and (z), provide, in the aggregate, evidence that the representations and warranties set forth in Section 5.8(a) are satisfied.

(ii) Each of Buyer and Merger Sub shall have performed and complied, in all material respects, with each agreement, covenant and obligation required by this Agreement to be so performed or complied with by it at or prior to the Closing.

(b) No Material Adverse Effect. Since the Agreement Date, there shall not have occurred a Buyer Material Adverse Effect.

(c) Certificate of Buyer. The Company shall have received a certificate executed for and on behalf of Buyer by an officer of Buyer to the effect that, as of the Closing, the conditions set forth in Section 8.3(a) and 8.3(b) have been satisfied.

(d) Closing Deliverables. Buyer shall have delivered or cause to be delivered to Buyer the items required by Section 1.5(b).

ARTICLE IX

SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION

9.1 Survival. Notwithstanding anything to the contrary herein, (a) none of the representations or warranties set forth in this Agreement, the Joinder Agreements, the Letters of Transmittal, the Option Surrender Agreements or the Certificate shall survive the Closing and such representations and warranties shall terminate at the Closing; provided, however, that in the event of Fraud with respect to a representation or warranty contained in this Agreement, the Certificate or any Joinder Agreement, Letter of Transmittal or Option Surrender Agreement, as applicable, such representation or warranty and the right to assert a claim for Fraud with respect to such representation or warranty shall survive the Closing and shall expire and terminate at the Expiration Time, (b) the covenants and agreements contained in this Agreement that are required to be performed in full prior to the Closing (“Pre-Closing Covenants”), and the right of any Indemnified Party to assert a claim for indemnification hereunder with respect thereto shall survive the Closing and shall expire and terminate at, 11:59 pm (Pacific Time) on the first anniversary of the Closing Date (the “Expiration Time”), (c) the covenants and agreements contained in this Agreement, the Joinder

Agreements, the Letters of Transmittal or Option Surrender Agreements that are required to be performed in whole or in part after the Closing (“Post-Closing Covenants”) shall survive the Closing until fully performed in accordance with their respective terms, (d) the right of a Buyer Indemnified Party to assert a claim for indemnification under Section 9.2(a)(ii)(B), 9.2(a)(iii), 9.2(a)(iv) and/or 9.2(a)(v) shall survive the Closing and shall expire and terminate at the Expiration Time, and (e) the right of a Buyer Indemnified Party to assert a claim for indemnification under Section 9.2(a)(ii)(A) shall survive the Closing and shall expire and terminate at, 11:59 pm (Pacific Time) on the third anniversary of the Closing Date (the “Tax Claim Expiration Time”). No claim for indemnification may be brought by any Indemnified Party under this Agreement after the expiration of the applicable survival period; provided, that with respect to any claim made under the terms of this Agreement prior to the expiration of the applicable survival period, such claim (and, as applicable, solely for the purposes of such claim made pursuant to the terms of this Agreement prior to such expiration, the underlying representations, warranties, covenants or agreements) shall survive until such claim has been fully and finally resolved.

9.2 Indemnification.

(a) From and after the Closing, the Selling Securityholders shall, severally, and not jointly, in accordance with each Selling Securityholder’s Indemnification Percentage, indemnify and hold harmless Buyer and its directors, officers, employees, Affiliates (including any Acquired Company), agents and other representatives (the “Buyer Indemnified Parties”), from and against all Losses paid, incurred, suffered or sustained by the Buyer Indemnified Parties, or any of them, resulting from or arising out of:

(i) any failure by the Company to perform or comply with any Pre-Closing Covenant set forth in this Agreement required to be performed or complied with by the Company;

(ii) regardless of the disclosure of any matter set forth in the Company Disclosure Schedule, (A) any Unpaid Pre-Closing Taxes or (B) any Closing Third Party Expenses or Closing Indebtedness Amount, in each case of this clause (B), to the extent not taken into account in the Final Closing Statement;

(iii) the matters set forth in item 1 on Schedule G;

(iv) the matters set forth in item 2 on Schedule G; and

(v) any inaccuracy in any information set forth in the Allocation Schedule;

(b) From and after the Closing, each Selling Securityholder shall indemnify and hold harmless Buyer Indemnified Parties, from and against all Losses paid, incurred, suffered or sustained by the Buyer Indemnified Parties, or any of them, resulting from or arising out of any failure by such Selling Securityholder to perform or comply with any Pre-Closing Covenant or Post-Closing Covenant required to be performed or complied with by such Selling Securityholder.

(c) From and after the Closing, Buyer shall indemnify and hold harmless each of the Selling Securityholders and their respective directors, officers, employees, Affiliates, agents and other representatives (the “Seller Indemnified Parties”) (provided that any claims under this Section 9.2(c) shall be brought solely by the Sellers Representative on behalf of the Seller Indemnified Parties), from and against all Losses incurred, suffered or sustained by the Seller Indemnified Parties, or any of them, resulting from or arising out of any failure by Buyer to perform or comply with any Pre-Closing Covenant or Post-Closing Covenant required to be performed or complied with by Buyer.

9.3 Certain Limitations.

(a) The amount of any Losses recoverable by the Buyer Indemnified Parties pursuant to Section 9.2 shall be calculated net of (i) any third party insurance proceeds (including under the RWI Policy) actually received by the Buyer Indemnified Parties on account of such Losses, net of the aggregate amount of all reasonable out of pocket costs and expenses (including any deductibles or retentions under the applicable insurance policy, any increases in insurance premiums or retro-premium adjustments and reasonable out-of-pocket attorneys’ fees and expenses) of recovery or collection actually incurred by the Buyer Indemnified Parties in connection with such recovery (collectively, “Recovery Costs”), and (ii) any indemnification payments made by any third party to, and actually received by, the Buyer Indemnified Parties on account of such Losses, net of any Recovery Costs; provided that, except for the immediately following sentence, nothing in this Section 9.3(a) shall be construed as or give rise to an obligation to seek any such insurance, indemnification or reimbursement. Notwithstanding anything to the contrary in this Agreement, prior to seeking indemnification against any of the Selling Securityholders, the Buyer Indemnified Parties shall use its commercially reasonable efforts to obtain recovery under all third party insurance policies (including under the RWI Policy) covering any Losses as if such Losses were not subject to indemnification hereunder. In the event that an insurance recovery under a third party insurance policy is actually received by the Buyer Indemnified Parties with respect to any Losses for which the Buyer Indemnified Parties have been indemnified hereunder, then a refund shall be made to the Selling Securityholders by the Buyer Indemnified Parties in an amount equal to the lesser of (A) the aggregate amount of such insurance recovery actually received by the Buyer Indemnified Parties, net of any Recovery Costs, and (B) the amount of the indemnification payment previously received by the Buyer Indemnified Parties pursuant to Section 9.2 with respect to such Losses (such amount, the “Insurance Refund Amount”). In the event that a third party indemnity payment is actually received by the Buyer Indemnified Parties with respect to any Losses for which the Buyer Indemnified Parties have been indemnified hereunder, then a refund shall be made to the Selling Securityholders by the Buyer Indemnified Parties in an amount equal to the lesser of (x) the aggregate amount of such third party indemnity payment actually received by the Buyer Indemnified Parties, net of any Recovery Costs, and (y) the amount of the indemnification payment previously received by the Buyer Indemnified Parties pursuant to Section 9.2 with respect to such Losses (such amount, the “Indemnity Refund Amount” and, together with the Insurance Refund Amount, the “Refund Amounts”). Any Refund Amounts payable to the Selling Securityholders under this Section 9.3(a) shall be paid as follows: (i) to the Paying Agent (A) an amount equal to the product of (1) the Refund Amount multiplied by (2) Aggregate Seller Ownership Percentage (for further distribution to each Company Stockholder an amount in cash equal to (x) such Company Stockholder’s Company Shares Pro Rata Fraction multiplied by (y) the aggregate amount paid to the Paying Agent pursuant to this clause (A)) and (B) an amount equal to the product of (1) the Refund Amount multiplied by (2) the Aggregate Non-Employee Optionholder Percentage (for further distribution to each Non-Employee Optionholder an amount in cash equal to (x) such Non-Employee Optionholder’s Non-Employee Options Pro Rata Fraction multiplied by (y) the aggregate amount paid to the Paying Agent pursuant to this clause (B)) and (ii) to the applicable Acquired Company an amount equal to the product of (A) the Refund Amount multiplied by (B) the Aggregate Employee Optionholder Percentage (for further distribution to each Employee Optionholder an amount in cash equal to (1) such Employee Optionholder’s Employee Options Pro Rata Fraction multiplied by (2) the aggregate amount paid to the applicable Acquired Company pursuant to this clause (ii), through the payroll processing system of the applicable Acquired Company in accordance with standard payroll practices net of applicable Tax withholding and deductions); provided, that with respect to any Refund Amount, in no event shall the aggregate amount payable with respect to such Refund Amount pursuant to this sentence exceed such Refund Amount and, as a condition to Buyer’s and Paying Agent’s obligation to make any such distributions pursuant to this Section 9.3(a), the Sellers Representative shall first deliver to Buyer an Updated Allocation Schedule setting forth the portion of such Refund Amount deliverable to each Company Stockholder and Optionholder.

(b) No Buyer Indemnified Party shall be entitled to indemnification under this Article IX for any Losses if such Loss was already taken into account in calculating the Cash Consideration as finally determined under Section 2.12.

(c) Any Indemnified Party entitled to indemnification under this Article IX shall, to the extent required under applicable Law, use commercially reasonable efforts to mitigate all Losses that are indemnifiable hereunder.

(d) Notwithstanding anything to the contrary herein, (i) in no event shall the liability of any Selling Securityholder for indemnification claims under this Agreement exceed the amount of Seller Consideration actually received by such Selling Securityholder (including, for the avoidance of doubt, any Post-Closing SPAC Shares actually received by such Selling Securityholder or set off in accordance with Section 2.7); provided, that the foregoing limitation shall not apply to claims against a Selling Securityholder for Fraud committed by such Selling Securityholder, (ii) in the event that any Buyer Indemnified Party is entitled to indemnification in respect of any Losses pursuant and subject to the terms and conditions set forth in this Article IX prior to the issuance of any Post-Closing SPAC Shares under Section 2.7, then Buyer shall be entitled to set off and reduce, on a dollar-for-dollar basis (with each Post-Closing SPAC Share deemed to have value equal to the closing price of a share of SPAC Common Stock on the primary national securities exchange on which the SPAC Common Stock is publicly traded on day immediately preceding the date on which such indemnified Losses are finally determined to be due and payable to such Buyer Indemnified Parties pursuant to this Agreement (or if such date is not a trading day, on the last trading day prior to such date)), the Post-Closing SPAC Shares otherwise payable pursuant to Section 2.7 by such indemnified Losses prior to seeking any cash payment from any Selling Securityholder in respect of any such indemnified Losses and (iii) in no event shall the aggregate liability of Buyer for indemnification claims under this Agreement exceed the amount of Seller Consideration actually paid by Buyer to the Selling Securityholders (including, for the avoidance of doubt, any Post-Closing SPAC Shares set off in accordance with Section 2.7).

(e) Notwithstanding anything to the contrary in this Agreement, Buyer shall not have any right to indemnification under this Agreement with respect to, or based on, Taxes to the extent such Taxes (i) are attributable to Tax periods (or portions thereof) beginning after the Closing Date, (ii) are due to the unavailability in any Tax period (or portion thereof) beginning after the Closing Date of any net operating losses, credits or other Tax attribute from a Tax period (or portion thereof) ending on or prior to the Closing Date, (iii) result from transactions or actions taken by the Buyer or any of its Affiliates (including, for the avoidance of doubt, the Acquired Companies) on the Closing Date and after the Closing that are not expressly required by this Agreement, or (iv) result from any Buyer financing transaction.

9.4 Claims for Indemnification; Resolution of Conflicts.

(a) Subject to the limitations set forth in this Article IX, if a Buyer Indemnified Party or the Sellers Representative (on behalf of a Seller Indemnified Party) (as applicable, an “Indemnified Party”) wishes to make an indemnification claim under this Article IX, such Indemnified Party shall deliver a written notice (an “Indemnification Claim Notice”) to the Sellers Representative (in the case of any indemnification claims by a Buyer Indemnified Party under Section 9.2(a)), the applicable Selling Securityholder (in the case of any indemnification claims by a Buyer Indemnified Party under Section 9.2(b)) or Buyer (in the case of any indemnification claims by the Sellers Representative (on behalf of a Seller Indemnified Party) (as applicable, the “Indemnifying Party”) prior to the expiration of the Expiration Time (i) stating that such Indemnified Party has incurred, suffered or sustained Losses for which it is entitled to indemnification under this Article IX and (ii) specifying such Losses in reasonable detail (including the amount of such Losses to the extent known or available or, if such amount is not known or available, an estimate of such Losses to the extent reasonably practicable), and, if applicable, the nature of the matter to which such indemnification claim is related.

(b) In the event that there is a dispute relating to any Indemnification Claim Notice that Buyer, the Selling Securityholder and/or the Sellers Representative cannot resolve through discussions and negotiation, each of Buyer or the Sellers Representative may file suit with respect to such dispute in any court having jurisdiction in accordance with Section 11.11.

(c) Notwithstanding the foregoing, (i) any notice that is required to be delivered to any Selling Securityholder pursuant to this Article IX shall be deemed satisfied by delivery of such notice to the Sellers Representative and (ii) any notices required to be delivered by, or any actions that are required to be taken by, any Selling Securityholders pursuant to this Article IX shall be satisfied by delivery by, or action taken by the Sellers Representative.

9.5 Third Party Claims.

(a) Within thirty (30) days of an Indemnified Party becoming aware of any third party claim (a “Third Party Claim”) which such Indemnified Party reasonably believes may result in a claim for indemnification pursuant to this Article IX, such Indemnified Party shall notify the Sellers Representative (in the case of an indemnification claim by a Buyer Indemnified Party under Section 9.2(a)), the applicable Selling Securityholder (in the case of an indemnification claim by a Buyer Indemnified Party under Section 9.2(b)) or Buyer (in the case of an indemnification claim by a Seller Indemnified Party), as applicable, of such claim with an Indemnification Claim Notice (a “Third Party Notice”), and the Third Party Notice shall be accompanied by copies of any documentation submitted by the third party making such Third Party Claim; provided, that no delay on the part of an Indemnified Party in delivering a Third Party Notice shall cause any such Indemnified Party to forfeit any indemnification rights under this Article IX except to the extent that the Indemnifying Party is materially prejudiced by such delay.

(b) Upon receipt of a Third Party Notice, the Sellers Representative (in the case of an indemnification claim by a Buyer Indemnified Party under Section 9.2(a)), the applicable Selling Securityholder (in the case of an indemnification claim by a Buyer Indemnified Party under Section 9.2(b)) or Buyer (in the case of an indemnification claim by a Seller Indemnified Party), as applicable, shall be entitled, at its own expense, to participate in, but not to control, determine or conduct, the defense of such Third Party Claim. The Indemnified Party shall (subject to Section 9.5(c)) have the right in its sole discretion to conduct the defense of (through counsel of its own choosing), and to settle, such Third Party Claim and the Sellers Representative (in the case of an indemnification claim by a Buyer Indemnified Party under Section 9.2(a)), the applicable Selling Securityholder (in the case of an indemnification claim by a Buyer Indemnified Party under Section 9.2(b)) or Buyer (in the case of an indemnification claim by a Seller Indemnified Party), as applicable, shall not be entitled to control any negotiation of settlement, adjustment, payment or compromise or consent to judgment with respect to any such Third Party Claim; provided, however, that the Indemnified Party shall consider in good faith recommendations made by the Sellers Representative (in the case of an indemnification claim by a Buyer Indemnified Party under Section 9.2(a)), the applicable Selling Securityholder (in the case of an indemnification claim by a Buyer Indemnified Party under Section 9.2(b)) or Buyer (in the case of an indemnification claim by a Seller Indemnified Party), as applicable, with respect to the defense of such Third Party Claim; provided further, the Indemnified Party shall not agree to any settlement, payment or compromise of such Third Party Claim without the prior written consent of the Sellers Representative (in the case of an indemnification claim by a Buyer Indemnified Party under Section 9.2(a)), the applicable Selling Securityholder (in the case of an indemnification claim by a Buyer Indemnified Party under Section 9.2(b)) or Buyer (in the case of an indemnification claim by a Seller Indemnified Party), as applicable (such consent not to be unreasonably withheld, conditioned or delayed).

(c)    Notwithstanding anything to the contrary in Section 9.5(b), the Sellers Representative (on behalf of the Selling Securityholders) will have the right but not the obligation, to undertake, conduct and control at its sole cost and expense, through counsel of its own choosing, the defense, compromise and settlement of a Third Party Claim solely to the extent that such Third Party Claim relates to the payment by an Acquired Company after the Closing of any Closing Third Party Expenses or Closing Indebtedness Amount that was not taken into account in the Final Closing Statement or otherwise relates to a matter for which indemnification may be sought pursuant to Section 9.2(a)(ii)(B) (as applicable, a “Specified Claim”); provided, that (i) in order to exercise its right under this Section 9.5(c), the Sellers Representative must first deliver to Buyer within thirty (30) days of receiving the Third Party Notice in respect of such Third Party Claim, a written notice electing to control such Third Party Claim pursuant to this Section 9.5(c) and acknowledging and confirming to Buyer that the Selling Securityholders shall be fully responsible for all Liabilities relating to such Specified Claim and that it shall provide indemnification to the Buyer Indemnified Parties with respect to such Specified Claim to the extent required under this Article IX, (ii) the Sellers Representative shall not be entitled to assume control of any Specified Claim under this Section 9.5(c) if (A) such claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation against any Buyer Indemnified Party; (B) such claim involves any Governmental Entity or any material customer or material supplier of any Acquired Company; (C) such claim seeks an injunction or equitable relief against any Buyer Indemnified Party; or (D) the insurer under the RWI Policy exercises a right to defend or control such claim, (iii) the Sellers Representative shall permit the Buyer Indemnified Parties to participate in such settlement or defense through counsel chosen by the Buyer Indemnified Parties at its sole cost and expense (provided that if the Buyer Indemnified Parties reasonably determine, based on the advice of counsel to the Buyer Indemnified Parties, that the Buyer Indemnified Parties have separate defenses from the Indemnifying Party or that there is a conflict of interest between any Buyer Indemnified Party and any Indemnifying Party, then the Buyer Indemnified Parties shall be permitted to retain one special counsel of their own choosing at the expense of the Indemnifying Party), (iv) the Sellers Representative may only enter into or make any settlement, payment or compromise of such Specified Claim under this Section 9.5(c) if Buyer provides its prior written consent (such consent not to be unreasonably conditioned, withheld or delayed) to such settlement, payment or compromise, and (v) the Buyer Indemnified Parties will not enter into, agree to or make any settlement, adjustment, payment or compromise or consent to judgment of such Specified Claim without the prior written consent of the Sellers Representative (not to be unreasonably withheld, conditioned or delayed).

9.6    Remedies Exclusive. Except in the case of (a) any claims for Fraud committed by a Company Stockholder, and then only against such Company Stockholder, (b) any claims for any equitable remedies, and (c) any claims arising out of or resulting from breaches of the Non-Competition and Non-Solicitation Agreements, the Non-Solicitation Agreement, the Escrow Agreement, the Registration Rights Agreement, the Separation Agreements and the Consulting Agreement, from and after the Closing, the rights to indemnification set forth in this Article IX shall be the sole and exclusive remedy of the Buyer Indemnified Parties and Seller Indemnified Parties with respect to this Agreement or any matter relating to, or arising in connection with, the Acquired Companies, this Agreement or any of the transactions contemplated by this Agreement.

9.7    Sellers Representative.

(a)    Upon and by virtue of the approval of this Agreement by the holders of a majority of the Company Stock, and pursuant to each Joinder Agreement the Selling Securityholders designate and irrevocably appoint Compass Group Diversified Holdings LLC as the representative, agent, proxy and attorney-in-fact for and on behalf of the Selling Securityholders for the limited purposes of representing the Selling Securityholders under this Agreement (including the Related Agreements) (other than the Non-Competition and Non-Solicitation Agreements, the Separation Agreements or the Consulting Agreement), to act on the Selling Secutiyholder’s behalf from and after the date hereof in connection with this Agreement

(including this Section 9.7) or any Related Agreement (other than the Non-Competition and Non-Solicitation Agreements, the Separation Agreements or the Consulting Agreement), as follows: (i) receipt of payments under or pursuant to this Agreement and disbursement thereof to the Selling Securityholders and others, as contemplated by this Agreement; (ii) payment of amounts due to Buyer pursuant to Section 2.12 or any other provision of this Agreement; (iii) delivering, receipt and forwarding of notices and communications pursuant to this Agreement; (iv)(A) administration of the provisions of this Agreement, (B) subject to the proviso at the end of this sentence, taking such action as the Sellers Representative is required or permitted to take under the Merger Agreement or any Related Agreement (other than the Non-Competition and Non-Solicitation Agreements, the Separation Agreements or the Consulting Agreement), and (C) subject to the proviso at the end of this sentence, making all elections or decisions that the Sellers Representative is authorized to make under the Merger Agreement or any Related Agreement (other than the Non-Competition and Non-Solicitation Agreements, the Separation Agreements or the Consulting Agreement); (v) subject to the proviso at the end of this sentence, giving or agreeing to, on behalf of all or any of the Selling Securityholders, any and all consents, waivers, amendments or modifications deemed by the Sellers Representative, in its sole and absolute discretion, to be necessary or appropriate under this Agreement; (vi) subject to the proviso at the end of this sentence, amending this Agreement, any Related Agreement or any of the instruments to be delivered to Buyer or any other Person pursuant to this Agreement or any Related Agreement; (vii) subject to the proviso at the end of this sentence, (A) disputing or refraining from disputing, on behalf of each Selling Securityholder relative to any amounts to be received or paid by such Selling Securityholder under this Agreement or any Related Agreements (other than the Non-Competition and Non-Solicitation Agreements, the Separation Agreements or the Consulting Agreement), any claim made by any Buyer Indemnified Party under this Agreement or any Related Agreement (other than the Non-Competition and Non-Solicitation Agreements, the Separation Agreements or the Consulting Agreement), (B) negotiating and compromising, on behalf of each such Selling Securityholder, any dispute that may arise under, and exercising or refraining from exercising any rights or remedies available under, this Agreement or any Related Agreement (other than the Non-Competition and Non-Solicitation Agreements, the Separation Agreements or the Consulting Agreement), (C) defending and/or settling any claim by any Buyer Indemnified Party or any Third Party Claim, and (D) executing, on behalf of each such Selling Securityholder, any settlement agreement, release or other document with respect to any dispute or remedy described in the foregoing clauses (A) through (C); (viii) engaging attorneys, accountants, agents or consultants on behalf of any of the Selling Securityholders in connection with this Agreement or any Related Agreement (other than the Non-Competition and Non-Solicitation Agreements, the Separation Agreements or the Consulting Agreement) and paying any fees, costs and/or expenses related thereto; (ix) using the Sellers Representative Reserve Fund as contemplated by the terms of this Agreement, including Section 2.14 and 9.7(e); and (x) subject to the proviso at the end of this sentence, execution of any of the documents and certificates contemplated by this Agreement or the Transactions as may be reasonably necessary or appropriate in order for the Sellers Representative to take any action described in the foregoing clauses (i) through (ix); provided, however, that each Selling Securityholder does not authorize the Sellers Representative to take any action on such Selling Securityholder’s behalf and such Selling Securityholder does not designate such Sellers Representative as its representative, agent, proxy or attorney-in-fact with respect to (1) any amendment or modification to, waiver of the terms of, or consent under, this Agreement or the Escrow Agreement if such amendment, modification, waiver or consent adversely and disproportionately affects such Selling Securityholder on a per share or option basis (as applicable) in a manner differently than other holders of Company Stock or Company Options (as applicable) without such Selling Securityholder’s prior written consent, (2) any amendment or modification to, waiver of the terms of, or consent under, the Non-Competition and Non-Solicitation Agreements, the Separation Agreements, the Consulting Agreement, the Joinder Agreements , the Letters of Transmittal, the Option Surrender Agreements or the Lock-Up Agreements (as defined in the Joinder Agreement), or (3) any entry into any settlement agreement pursuant to clause (vii) above that (A) is inconsistent with the limitations set forth in Section 9.3(d)(i) of this Agreement or that imposes (x) payment obligations on such Selling Securityholder that are not in accordance with its Indemnification

Percentage or (y) non-payment obligations or terms on such Selling Securityholder that are different and less favorable to such Selling Securityholder than the non-payment obligations and terms applicable to the other Selling Securityholders under such settlement agreement, or (B) is associated with a claim for indemnification under Section 9.2(b) of this Agreement, in each case, without such Selling Securityholder’s prior written consent. The Sellers Representative may resign at any time upon prior written notice to the Selling Securityholders. The Sellers Representative may be removed by the Pre-Closing Majority Selling Securityholders (as defined below) from time to time upon prior written notice to Buyer; provided, that the Sellers Representative may not be removed unless the Pre-Closing Majority Selling Securityholders agree to such removal and to the identity of the substituted agent. A vacancy in the position of Sellers Representative shall be filled by the Pre-Closing Majority Selling Securityholders. No bond shall be required of the Sellers Representative. After the Closing, notices or communications to or from the Sellers Representative shall constitute notice to or from the Selling Securityholders.

(b) Notwithstanding Section 9.7(a), in the event that the Sellers Representative is of the opinion that it requires further authorization or advice from the Selling Securityholders on any matters concerning this Agreement, the Sellers Representative shall be entitled to seek such further authorization from the Selling Securityholders prior to acting on their behalf. In such event, the approval of the Selling Securityholders (or, if applicable, their respective heirs, legal representatives, successors and assigns) who held a majority of Company Stock as of immediately prior to the Closing (the “Pre-Closing Majority Selling Securityholders”) shall be binding on all of the Selling Securityholders and shall constitute the authorization of the Selling Securityholders. The appointment of the Sellers Representative is coupled with an interest and shall be irrevocable by any Selling Securityholder in any manner or for any reason. This authority granted to the Sellers Representative shall not be affected by the death, illness, dissolution, disability, incapacity or other inability to act of any principal pursuant to any applicable Law. Compass Group Diversified Holdings LLC hereby accepts its appointment as the initial Sellers Representative.

(c) All acts of the Sellers Representative hereunder in its capacity as such shall be deemed to be acts on behalf of the Selling Securityholders and not of the Sellers Representative individually. The Sellers Representative shall not have any liability for any amount owed to Buyer or any Buyer Indemnified Party pursuant to this Agreement, including Section 2.12 or Article IX. The Sellers Representative shall not be liable to the Company or Buyer, in his, her or its capacity as the Sellers Representative, for any liability of a Selling Securityholder or otherwise, or for anything that it may do or refrain from doing in connection with this Agreement in his, her or its capacity as the Sellers Representative. The Sellers Representative shall not be liable to the Selling Securityholders, in his, her or its capacity as the Sellers Representative, for any liability of a Selling Securityholder or otherwise, or for any error of judgment, or any act done or step taken or omitted by it in good faith, or for any mistake in fact or Law, or for anything that it may do or refrain from doing in connection with this Agreement except in the case of willful misconduct by the Sellers Representative. The Sellers Representative may seek the advice of legal counsel in the event of any dispute or question as to the construction of any of the provisions of this Agreement or its duties hereunder, and it shall incur no liability in its capacity as the Sellers Representative to Buyer, the Company or the Selling Securityholders and shall be fully protected by the Selling Securityholders with respect to any action taken, omitted or suffered by it in good faith in accordance with the advice of such counsel. The Sellers Representative shall not by reason of this Agreement have a fiduciary relationship in respect of any Selling Securityholders.

(d) Each Selling Securityholder shall, in accordance with such Selling Securityholder’s Indemnification Percentage, indemnify and defend the Sellers Representative and hold the Sellers Representative harmless against any loss, damage, cost, liability, fee or expense incurred without willful misconduct by the Sellers Representative and arising out of or in connection with the acceptance, performance or administration of the Sellers Representative’s duties under this Agreement. Any expenses or taxable income incurred by the Sellers Representative in connection with the performance of its duties under this Agreement shall not be the personal obligation of the Sellers Representative but shall be payable by and attributable to the Selling Securityholders in accordance with each such Selling Securityholder’s Indemnification Percentage. Notwithstanding anything to the contrary in this Agreement, the Sellers Representative shall be entitled and is hereby granted the right to set off and deduct at any time any unpaid, non-reimbursed or unsatisfied losses, damages, costs, liabilities, fees or expenses incurred by the Sellers Representative in connection with the performance of its duties hereunder from amounts payable to the Selling Securityholders or delivered to the Sellers Representative pursuant to this Agreement, including any amounts in the Sellers Representative Reserve Fund. Additionally, in connection with any unpaid, non-reimbursed or unsatisfied losses, damages, costs, liabilities, fees or expenses incurred by the Sellers Representative in connection with the performance of its duties hereunder, the Sellers Representative shall be entitled and is hereby granted the right to direct any funds that would otherwise be payable to the Selling Securityholders from the Escrow Account to itself no earlier than the date such payments are actually made. The Sellers Representative may also from time to time submit invoices to the Selling Securityholders covering such losses, damages, costs, liabilities or expenses.

(e) Without limiting anything set forth in this Section 9.7, a decision, act, consent or instruction of the Sellers Representative, including but not limited to an amendment, extension or waiver of this Agreement pursuant to Section 11.6 and Section 11.7 hereof, shall constitute a decision of the Selling Securityholders and shall be final, binding and conclusive upon the Selling Securityholders. Buyer may rely upon any such decision, act, consent or instruction of the Sellers Representative as being the decision, act, consent or instruction of the Selling Securityholders. Buyer is hereby relieved from any Liability to any Selling Securityholder for any acts done by Buyer in accordance with the instruction of the Sellers Representative.

9.8 Treatment of Payments. Any payment under Article IX of this Agreement shall be treated by the parties hereto, including for U.S. federal, state, local and non-U.S. Income Tax purposes, as a purchase price adjustment unless otherwise required by applicable Law.

ARTICLE X

TERMINATION

10.1 Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time:

(a) by mutual agreement of the Company and the Sellers Representative, on the one hand, and Buyer, on the other hand;

(b) by Buyer, on the one hand, or the Company and the Sellers Representative, on the other hand, if the Closing shall not have occurred by January 27, 2022 (the “End Date”); provided, that (i) the right to terminate this Agreement under this Section 10.1(b) shall not be available to any party whose action or failure to act has been a proximate cause of or resulted in the failure of the Transactions to occur on or before the End Date and such action or failure to act constitutes breach of this Agreement, (ii) if the deadline for the SPAC to redeem its common equity securities in the event that it has not completed its initial business combination is extended (the “SPAC Extension”) to a date beyond January 27, 2022 (the date to which such deadline has been extended pursuant to the SPAC Extension (provided that if such date is extended more than once, the latest date to which it has been extended), the “SPAC Extension Date”), then the End Date shall be automatically extended to the earlier of (A) the SPAC Extension Date and (B) April 11, 2022, and (iii) if the Sellers Representative, the Company or Buyer brings any Legal Proceeding pursuant to Section 11.8 to enforce specifically the performance of any of the terms or provisions hereof, the End Date shall automatically be extended pursuant to Section 11.8(b) until such time specified in Section 11.8(b);

(c) by Buyer, on the one hand, or the Company and the Sellers Representative, on the other hand, if a Governmental Entity of competent jurisdiction shall have issued an Order that results in a permanent Restraint and has become final and non-appealable;

(d) by Buyer if it and Merger Sub are not in material breach of their respective obligations under this Agreement and there has been a breach of any representation, warranty, covenant or agreement of the Company contained in this Agreement such that the conditions set forth in Section 8.2(a) would not be satisfied and such breach has not been cured within thirty (30) calendar days after written notice thereof to the Company; provided, that no cure period shall be required for a breach which by its nature cannot be cured and, in no event shall the cure period extend past the End Date; or

(e) by the Company if the Company is not in material breach of its obligations under this Agreement and there has been a breach of any representation, warranty, covenant or agreement of Buyer or Merger Sub contained in this Agreement such that the conditions set forth in Section 8.3(a) would not be satisfied and such breach has not been cured within thirty (30) calendar days after written notice thereof to Buyer; provided, that no cure period shall be required for a breach which by its nature cannot be cured and in no event shall the cure period extend past the End Date.

(f) by Buyer, by written notice to the Company, if the Company Stockholder Approval is not obtained by the Company within twenty-four (24) hours following the execution and delivery of this Agreement by the parties hereto.

10.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 10.1 hereof, this Agreement shall forthwith become void and there shall be no Liability or obligation on the part of Buyer, the Company, the Selling Securityholders or the Sellers Representative; provided, nothing herein shall relieve any party hereto from any Liability for any knowing, willful and material breach of any of its representations, warranties, agreements or covenants contained herein that occurred prior to such termination; and provided, further, that the provisions of Section 7.7 (Confidentiality), Section 7.8 (Public Disclosure), Section 7.18 (Expenses), Section 9.7 (Sellers Representative) Article XI (General Provisions) and this Section 10.2 hereof shall remain in full force and effect and survive any termination of this Agreement pursuant to the terms of this Article X. Notwithstanding anything to the contrary herein, termination of this Agreement shall not affect the obligations contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their respective terms.

ARTICLE XI

GENERAL PROVISIONS

11.1 Notices. Any notice or other communication required or permitted to be delivered to any party hereto under this Agreement shall be in writing and shall be deemed properly delivered, given and received (i) upon receipt when delivered by hand, (ii) upon transmission, if sent by electronic mail transmission, or (iii) one Business Day after being sent by courier or express delivery service; provided, that in each case the notice or other communication is sent to the address or electronic mail address set forth beneath the name of such party below (or to such other address or electronic mail address as such party shall have specified in a written notice given to the other parties hereto):

(a) if to Buyer or Merger Sub, to:

Tempo Automation, Inc.

2460 Alameda St

San Francisco, CA 94103

Attention: Joy Weiss; Ryan Benton

Email: joy@tempoautomation.com; ryan@tempoautomation.com

with a copy to (which shall not constitute notice):

Cooley LLP

3 Embarcadero Center, 20th Floor

San Francisco, CA 94111

Attention: Peter Werner; Ben Beerle

Email: pwerner@cooley.com; bbeerle@cooley.com

(b) if to the Company (prior to the Closing), to:

Compass AC Holdings, Inc.

c/o Compass Group Management LLC

2010 Main Street, Suite 1220

Irvine, CA 92614

Attention: Zach Sawtelle

Email: zach@compassdiversified.com

with a copy to (which shall not constitute notice):

Paul Hastings LLP

101 California Street, Forty-Eighth Floor

San Francisco, CA 94111

Attention: Brandon Howald

Email: brandonhowald@paulhastings.com

(c) If to the Sellers Representative:

c/o Compass Group Management LLC

2010 Main Street, Suite 1220

Irvine, CA 92614

Attention: Zach Sawtelle

Email: zach@compassdiversified.com

with a copy to (which shall not constitute notice):

Paul Hastings LLP

101 California Street, Forty-Eighth Floor

San Francisco, CA 94111

Attention: Brandon Howald

Email: brandonhowald@paulhastings.com

11.2 Interpretation. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement. Article, section, paragraph, Exhibit and schedule references are to the articles, sections, paragraphs, Exhibits and schedules of this Agreement unless otherwise specified. The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other thing extends, and such word or phrase shall not merely mean “if.” Dollar thresholds shall not be indicative of what is material or create any standard with respect to any determination of a “Material Adverse Effect.” The term “or” is not exclusive, and shall be interpreted as “and/or” unless the context clearly requires otherwise. A reference to any specific legislation or to any provision of any legislation shall include any amendment to, and any modification or re-enactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded.

11.3 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument. The exchange of copies of this Agreement and signature pages by email in .pdf or .tif format (and including, without limitation, any electronic signature complying with the U.S. ESIGN Act of 2000, e.g., www.docusign.com), or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, or by combination of such means, shall constitute effective execution and delivery of this Agreement as to the parties hereto and may be used in lieu of the original Agreement for all purposes. Such execution and delivery shall be considered valid, binding and effective for all purposes.

11.4 Entire Agreement; Assignment. This Agreement, the Exhibits hereto, the Company Disclosure Schedule, the Buyer Disclosure Schedule, the Confidentiality Agreement, the Related Agreements and the other documents and instruments and other agreements among the parties hereto referenced herein constitute the entire agreement among the parties hereto and their Affiliates with respect to the subject matter hereof and supersede all prior agreements and understandings both written and oral, among the parties hereto with respect to the subject matter hereof. Except for (a) the Company Indemnitees, who may enforce Section 6.4, and (b) the Law Firm, which may enforce Section 11.16, this Agreement is not intended to, and does not, confer upon any Person any rights or remedies hereunder other than the parties hereto. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by operation of law or otherwise by any party hereto without the prior written consent of Buyer and the Sellers Representative; provided, that Buyer may assign its rights and delegate its obligations hereunder (provided that no such assignment and/or delegation shall relieve Buyer of any of its obligations under this Agreement) to (i) its Affiliates as long as Buyer remains ultimately liable for all of Buyer’s obligations hereunder; or (ii) the SPAC at the closing of the SPAC Transaction as long as Buyer remains ultimately liable for all of Buyer’s obligations hereunder.

11.5 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and the application of such provision to other Persons or circumstances shall be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such illegal, void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such illegal, void or unenforceable provision.

11.6 Extension and Waiver. At any time prior to the Closing, Buyer and Merger Sub, on the one hand, and the Company and the Sellers Representative, on the other hand, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations of the other party or parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party or parties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the covenants, agreements or conditions for the benefit of such party or parties contained herein. At any time following the Closing, Buyer, on the one hand, and the Sellers Representative, on the other hand, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations of the other party or parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party or parties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the covenants, agreements or conditions for the benefit of such party or parties contained herein. Any agreement on the part of a party or parties hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties. For purposes of this Section 11.6, the Selling Securityholders are deemed to have agreed that any extension or waiver signed by the Company and the Sellers Representative (prior to the Closing) or the Sellers Representative (following the Closing) shall be binding upon and effective against all Selling Securityholders whether or not they have signed such extension or waiver. No course of dealing between or among any Persons having any interest in this Agreement will be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any Person under or by reason of this Agreement. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute, a waiver of any other provisions, whether or not similar, nor shall any waiver constitute a continuing waiver.

11.7 Amendment. This Agreement may be amended or modified at any time by execution and delivery of an instrument in writing signed by, prior to the Closing, Buyer, the Company and the Sellers Representative and, following the Closing, Buyer and the Sellers Representative. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 6.4 and this sentence shall not be amended or waived in a manner adverse to any Company Indemnitee without the prior written consent of the affected Company Indemnitee. For purposes of this Section 11.7, the Selling Securityholders agree that any amendment or modification of this Agreement signed by the Sellers Representative shall be binding upon and effective against the Selling Securityholders whether or not they have signed such amendment.

11.8 Specific Performance.

(a) The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (a) the parties (on behalf of themselves or any third party beneficiary to this Agreement) shall be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 11.11 without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement or at law or in equity and (b) the right of specific performance is an integral part of the Transactions and without that right, none of the Company, the Sellers Representative, Buyer or Merger Sub would have entered into this Agreement. The right to specific enforcement hereunder shall include (i) the right of Buyer and Merger Sub to cause the Company to consummate the Merger and the other Transactions hereunder, and (ii) the right of the Company and the Sellers Representative to cause Buyer and Merger Sub to consummate the Merger and the other Transactions hereunder (including making the payments and causing the issuance of SPAC Shares in accordance with Articles I and II), in each case of the foregoing clauses (i) and (ii), on the terms and subject to the conditions set forth in this Agreement. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties (on behalf of themselves or any third party beneficiary to this Agreement) have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. The parties acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.8 shall not be required to provide any bond or other security in connection with any such order or injunction.

(b) To the extent Buyer or Merger Sub, on the one hand, or the Company or the Sellers Representative, on the other hand, brings any Legal Proceeding, claim, complaint or other proceeding, in each case, before any Governmental Entity of competent jurisdiction in accordance with the terms of this Agreement to enforce specifically the performance of any of the terms or provisions of this Agreement prior to the Closing, the End Date shall automatically be extended to the date that is the fifth (5th) Business Day after the presiding Governmental Entity issues a final Order that is no longer subject to appeal or such later date as may be established by the presiding Governmental Entity.

11.9 Other Remedies. Except as otherwise set forth herein, any and all remedies herein expressly conferred upon a party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy shall not preclude the exercise of any other remedy.

11.10 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

11.11 Exclusive Jurisdiction; Waiver of Jury Trial.

(a) ANY LEGAL PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING THE TRANSACTIONS, SHALL BE INSTITUTED IN THE COURT OF CHANCERY WITHIN NEW CASTLE COUNTY IN THE STATE OF DELAWARE (AND ANY APPELLATE COURT THEREOF LOCATED WITHIN SUCH COUNTY) AND TO THE EXTENT SUCH COURT OF CHANCERY (OR APPELLATE COURT THEREOF LOCATED WITHIN SUCH COUNTY) LACKS JURISDICTION OVER THE MATTER, THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED WITHIN NEW CASTLE COUNTY IN THE STATE OF DELAWARE (OR APPELLATE COURT THEREOF LOCATED WITHIN SUCH COUNTY), AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH LEGAL PROCEEDING. SERVICE OF PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT BY MAIL TO SUCH PARTY’S ADDRESS SET FORTH HEREIN SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY LEGAL PROCEEDING BROUGHT IN ANY SUCH COURT. THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY LEGAL PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH LEGAL PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS. EACH

PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL PROCEEDING, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.11(b).

11.12 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

11.13 Company and Company Stockholder Acknowledgments. In entering into this Agreement, the Company and the Company Stockholders have conducted to their satisfaction, an independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of Buyer and its Subsidiaries in making its determination to proceed with the transactions contemplated by this Agreement, and has relied solely upon its own investigation and analysis and the representations and warranties of Buyer expressly contained in Article V (as qualified by the Buyer Disclosure Schedule) or in any Related Agreements. In connection with the Company’s and the Company Stockholders’ investigation of Buyer and its Subsidiaries, the Company and the Company Stockholders have received or may receive from Buyer and its Subsidiaries certain projections, forecasts, estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or components thereof), prospects, future cash flows (or components thereof) or future financial condition (or components thereof) of Buyer and its Subsidiaries. Each of the Company and the Company Stockholders acknowledges that there are uncertainties inherent in attempting to make such projections, forecasts, estimates, plans or budgets, that each of the Company and the Company Stockholders are familiar with such uncertainties and, subject to the representations and warranties of Buyer expressly contained in Article V (as qualified by the Buyer Disclosure Schedule) or in any Related Agreements, that each of the Company and the Company Stockholders are taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such projections, forecasts, estimates, plans or budgets). Each of the Company and the Company Stockholders acknowledges that none of Buyer or its Subsidiaries or any of their respective Affiliates or Representatives makes or has made any representation or warranty, either express or implied: (a) as to the accuracy or completeness of any of the information provided or made available to the Company or any Company Stockholder or any of their respective Affiliates or Representatives prior to the execution of this Agreement, other than the representations and warranties of Buyer expressly set forth in Article V of this Agreement (as qualified by the Buyer Disclosure Schedule) or in any Related Agreements, or (b) with respect to any projections, forecasts, estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), prospects, future cash flows (or any component thereof) or future financial condition (or any component thereof) of Buyer or its Subsidiaries (including the reasonableness of the assumptions underlying such projections, forecasts, estimates, plans or budgets), in each case heretofore or hereafter delivered to or made available to the Company or the Company Stockholders or any of their Affiliates or Representatives. Without limiting the generality of the foregoing, none of Buyer or its Subsidiaries or any of their respective Affiliates, members, managers, partners, officers, directors, employees, agents, or other representatives, whether in an individual, corporate or any other capacity, has made, and shall not be deemed to have made, any representations or warranties in any of the materials relating to the business, assets or liabilities of Buyer and its Subsidiaries made available to the Company or the Company Stockholders or any of their respective Affiliates or Representatives, including due diligence materials, memoranda or similar materials, or in any presentation of the business of Buyer or its Subsidiaries by management of Buyer and its Subsidiaries or others in connection with the transactions contemplated hereby, and no statement contained in any such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise be deemed to have been relied upon by the Company or the Company Stockholders in executing, delivering and performing this Agreement and the transactions contemplated hereby. Each of the Company and the Company Stockholders acknowledges and agrees that any cost estimates, projections or other predictions, any data, any financial information or any offering or other memoranda, offering materials, presentations or similar materials made available to the Company or the Company Stockholders or any of their respective Affiliates or Representatives, are not, and shall not be deemed to be or to include, representations or warranties of Buyer, and were not, and shall not be deemed to have been, relied upon by the Company or the Company Stockholders in executing, delivering or performing this Agreement or the transactions contemplated hereby.

11.14 [Reserved.]

11.15 Disclosure Schedules. The Company Disclosure Schedule and the Buyer Disclosure Schedule are is incorporated herein and expressly made a part of this Agreement as though completely set forth herein. All references to this Agreement herein or in the Company Disclosure Schedule and the Buyer Disclosure Schedule shall be deemed to refer to this entire Agreement, including the Company Disclosure Schedule and the Buyer Disclosure Schedule, as applicable. The Company Disclosure Schedule and the Buyer Disclosure Schedule have been arranged for purposes of convenience in separately numbered sections corresponding to the sections of this Agreement; however, any item disclosed in any part, subpart, section or subsection of the Company Disclosure Schedule or the Buyer Disclosure Schedule, as applicable, referenced by a particular section or subsection in this Agreement shall be deemed to have been disclosed with respect to every other section and subsection in this Agreement if the relevance of such disclosure to such other section or subsection is reasonably apparent, notwithstanding the omission of an appropriate cross-reference. Any item of information, matter or document disclosed or referenced in, or attached to, the Company Disclosure Schedule and the Buyer Disclosure Schedule shall not (a) be used as a basis for interpreting the terms “material”, “Material Adverse Effect” or other similar terms in this Agreement or to establish a standard of materiality, (b) represent a determination that such item or matter did not arise in the Ordinary Course of Business, (c) be deemed or interpreted to expand the scope of the Company’s, Buyer’s or Merger Sub’s respective representations and warranties, obligations, covenants, conditions or agreements contained herein, (d) constitute, or be deemed to constitute, an admission of liability or obligation regarding such matter, or (e) constitute, or be deemed to constitute, an admission to any third party concerning such item or matter. No disclosure in the Company Disclosure Schedule or the Buyer Disclosure Schedule relating to any possible breach or violation of any agreement or Law shall be construed as an admission to any third party that any such breach or violation exists or has actually occurred. Capitalized terms used in the Company Disclosure Schedule or the Buyer Disclosure Schedule, as applicable and not otherwise defined therein have the meanings given to them in this Agreement.

11.16 Waiver of Conflicts; Attorney-Client Privilege.

(a) Buyer, on its own behalf and on behalf of its directors, members, managers, partners, officers, employees, stockholders, optionholders, direct and indirect owners, and Affiliates (collectively, “Buyer Parties”), (i) waives and will not assert, and will cause each of its Subsidiaries (including, after the Effective Time, the Surviving Entity and its Subsidiaries) to waive and not assert, any conflict of interest relating to the representation by Paul Hastings LLP (“Law Firm”) of any member of the Seller Group after the Closing in any matter involving the Transaction (including any litigation, arbitration, mediation, or other proceeding), and (ii) consents to, and will cause each of its Subsidiaries (including, after the Effective Time, the Surviving Entity and its Subsidiaries) to consent to, any such representation, even though in each case (A) the interests of such member of the Seller Group may be directly adverse to a Buyer Party, the Company, or any of their Subsidiaries, (B) Law Firm may have represented the Company or its Subsidiaries in a substantially related matter and/or (C) Law Firm may be handling other ongoing matters for the Company, or any of their respective Subsidiaries.

(b) Buyer agrees that, after the Effective Time, neither Buyer, the Surviving Entity, nor any of their respective Subsidiaries or Affiliates will have any right to access or control any of the records of Law Firm relating to the Transactions, which will be the property of (and be controlled by) the Sellers Representative. In addition, Buyer agrees that it would be impractical to remove all Attorney-Client Communications from the records (including e-mails and other electronic files) of the Surviving Entity and its Subsidiaries. Accordingly, Buyer will not, and will cause each of its Subsidiaries (including, after the Effective Time, the Surviving Entity and its Subsidiaries) not to, except as may be required under applicable Law, use any Attorney-Client Communication remaining in the records of the Surviving Entity or any of its Subsidiaries after the Effective Time in a manner that may be adverse to any member of the Seller Group.

(c) Buyer agrees, on its own behalf and on behalf of its Subsidiaries and Affiliates (including, after the Effective Time, the Surviving Entity and its Subsidiaries), that from and after the Effective Time (i) the attorney-client privilege and the expectation of client confidence as to all Attorney-Client Communications belongs to the Company Stockholders and will not pass to or be claimed by Buyer, the Surviving Entity, or any of their respective Subsidiaries or Affiliates and (ii) the Sellers Representative will have the exclusive right to control, assert, or waive the attorney-client privilege and the expectation of client confidence with respect to such Attorney-Client Communications. Accordingly, Buyer will not, and will cause each of its Subsidiaries (including, after the Effective Time, the Surviving Entity and its Subsidiaries) not to, assert any attorney-client privilege or the expectation of client confidence with respect to any Attorney-Client Communication, except in the event of a post-Closing dispute with a Person that is not a member of the Seller Group. Notwithstanding the foregoing, in the event that a dispute arises between Buyer or its Affiliates (including any Acquired Company), on the one hand, and any Person (other than any member of the Seller Group or any Government Entity), on the other hand, Buyer and its Affiliates (including any Acquired Company) may assert the attorney-client privilege or the expectation of client confidence to prevent disclosure of confidential communications to such Person; provided, however, that neither Buyer nor any of its Affiliates (including any Acquired Company) may waive such privilege without the prior written consent of the Sellers Representative. Furthermore, Buyer agrees, on its own behalf and on behalf of each of its Subsidiaries and Affiliates (including, after the Effective Time, the Surviving Entity and its Subsidiaries), that in the event of a dispute between any member of the Seller Group, on the one hand, and the Company or any of its Subsidiaries, on the other hand, arising out of or relating to any matter in which Law Firm jointly represented both parties, none of the attorney-client privilege, the expectation of client confidence, or any right to any right to any other evidentiary privilege will protect from disclosure to such member of the Seller Group any information or documents developed or shared during the course of Law Firm’s joint representation.

11.17 [Reserved.]

11.18 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Terms	Reference
280G Stockholder Approval	7.6(b)
Adjustment Resolution Period	2.12(b)
Adjustment Review Period	2.12(b)
Agreement	Preamble
Agreement Date	Preamble
Allocation Schedule	6.3

Terms	Reference
Balance Sheet Date	3.6(b)
Board	Recitals
Books and Records	3.16(b)
Business Combination Agreement	5.8(b)
Buyer	Preamble
Buyer Arrangements	3.8(b)
Buyer Disclosure Schedule	Article V
Buyer Indemnified Parties	9.2(a)
Buyer Parties	11.16(a)
Buyer Prepared Returns	6.2(a)(i)
Buyer 401(k) Plan	7.14
Cancelled Shares	2.1(d)
Certificate of Merger	1.2
Charter Documents	3.1(d)
Closing	1.4
Closing Date	1.4
Company	Preamble
Company Authorizations	3.14
Company Board Resolutions	3.4(a)
Company Disclosure Schedule	Article III
Company Indemnitees	6.4(a)
Company IP	3.11(a)(i)
Company Owned IP	3.11(a)(ii)
Company Products	3.11(a)(iii)
Company Registered IP	3.11(b)
Company Software	3.11(a)(iv)
Company Source Code	3.11(a)(v)
Company Stockholder Approval	Recitals
Company Stockholder Notice	6.1(a)
Company Stockholder Parties	7.9(d)
Company Voting Debt	3.2(f)
Confidentiality Agreement	7.7
Contaminant	3.11(a)(vi)
Continuing Employee	7.22(a)
Covered Transaction	5.5
Current Balance Sheet	3.6(b)
D&O Indemnifiable Matters	6.4(a)
D&O Indemnification Agreements	6.4(a)
D&O Tail Policy	6.4(b)
DCSA	7.9(b)
DCSA Notification	7.9(b)
DGCL	1.1
Determination Date	2.12(c)
Dissenting Shares	2.8
Effective Time	1.2
Embargoed Countries	3.22
End Date	10.1(b)
Estimated Cash Consideration	2.12(a)

Terms	Reference
Estimated Closing Cash Amount	2.12(a)
Estimated Closing Indebtedness Amount	2.12(a)
Estimated Closing Net Working Capital Amount	2.12(a)
Estimated Closing Statement	2.12(a)
Estimated Closing Third Party Expenses	2.12(a)
Estimated Closing Working Capital Adjustment Amount	2.12(a)
Expiration Time	9.1
Export Approvals	3.22
Final Closing Statement	2.12(c)
Financials	3.6(a)
Formation Documents	3.1(d)
Fractional Shares	2.9
GDPR	3.11(a)(vii)
HSR Act	7.9(b)
Inbound Licenses	3.11(d)(i)
Indemnification Claim Notice	9.4(a)
Indemnified Party	9.4(a)
Indemnifying Party	9.4(a)
Indemnity Refund Amount	9.3(a)
Independent Accountant	2.12(b)
Information Privacy and Security Laws	3.11(a)(viii)
Insurance Refund Amount	9.3(a)
Intellectual Property Rights	3.11(a)(ix)
interest in any entity	3.13(a)
Interested Party	3.13(a)
ITAR	3.22
Law Firm	11.16(a)
Lease Agreements	3.10(b)
Leased Real Property	3.10(b)
Letter of Transmittal	2.3(a)
mass layoff	3.19(m)
Material Contract	3.12(b)
Material Contracts	3.12(b)
Merger	Recitals
Merger Sub	Preamble
NISPOM	3.24
Notice of Adjustment Disagreement	2.12(b)
Notices	7.15(b)
OFAC	3.22
Off-the-Shelf Software	3.11(a)(xv)
Open Source Licenses	3.11(a)(x)
Open Source Material	3.11(a)(x)
Option Cash Payment	2.1(b)(i)
Option Release Individual	3.2(b)
Option Stock Consideration	2.1(b)(i)
Option Surrender Agreement	Recitals
Outbound Licenses	3.11(d)(ii)
Parachute Payment Waiver	7.6(a)

Terms	Reference
Patent Rights	3.11(a)(ix)
Payments Administration Agreement	2.3(a)
Payoff Indebtedness	1.5(a)(iv)
Payoff Letter	1.5(a)(iv)
PCI DSS	3.11(a)(viii)
Personal Data	3.11(a)(xi)
Personnel Agreements	3.11(f)(ii)
PIPE Investment Amount	5.8(b)
PIPE Investors	5.8(b)
plant closing	3.19(m)
Post-Closing Covenants	9.1
Post-Closing Deficit Amount	2.12(d)
Post-Closing Excess Amount	2.12(e)
Post-Closing Statement	2.12(b)
Pre-Closing Covenants	9.1
Pre-Closing Majority Selling Securityholders	9.7(b)
Privacy Statements	3.11(a)(xii)
Prohibited Party Lists	3.22
Protected Information	3.11(a)(xiii)
PTO	3.11(b)
Recovery Costs	9.3(a)
Reference Statement	2.12(h)
Refund Amounts	9.3(a)
Registered IP	3.11(a)(xiv)
Remaining Escrow Amount	2.12(f)
Remaining Reserve Fund Amount	2.14
Required Financial Information	7.10(a)(iii)
Resignation Letters	7.17
Resolved Matters	2.12(b)
Restraint	8.1(a)
SEC	7.8
Section 280G Payments	7.6(b)
Security Incidents	3.11(q)(iii)
Seller Indemnified Parties	9.2(c)
Company Stockholder Parties	7.9(d)
Sellers Representative	Preamble
Sellers Representative Reserve Fund	2.14
SPAC Investors	7.10(a)(i)
SPAC Share Performance Period	2.7(a)
SPAC Share Performance Requirement	2.7(a)
Standard Form Agreements	3.11(d)(iii)
Subscription Agreements	5.8(a)
Systems	3.11(p)
Tax Claim	6.2(d)
Tax Refund Amount	6.2(b)
Technology	3.11(a)(xvi)
Tempo	7.7
Terminated Agreements	7.16

Terms	Reference
Third Party Claim	9.5(a)
Third Party Notice	9.5(a)
Top Customers	3.25(a)
Top Vendors	3.25(a)
Transactions	Recitals
Unresolved Matters	2.12(b)
Updated Allocation Schedule	6.3
Updated Allocation Schedule Purposes	6.3
Workplace COVID-19 Measures	3.19(j)

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, Buyer, Merger Sub, the Company, and the Sellers Representative have caused this Agreement to be signed, all as of the date first written above.

BUYER:

TEMPO AUTOMATION, INC.

By:	/s/ Joy Weiss
Name:	Joy Weiss
Title:	President and Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

IN WITNESS WHEREOF, Buyer, Merger Sub, the Company, and the Sellers Representative have caused this Agreement to be signed, all as of the date first written above.

MERGER SUB:

ASPEN ACQUISITION SUB, INC.

By:	/s/ Joy Weiss
Name:	Joy Weiss
Title:	President and Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

IN WITNESS WHEREOF, Buyer, Merger Sub, the Company and the Sellers Representative have caused this Agreement to be signed, all as of the date first written above.

COMPANY:

COMPASS AC HOLDINGS, INC.

By:	/s/ Zach Sawtelle
Name:	Zach Sawtelle
Title:	Assistant Secretary

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

IN WITNESS WHEREOF, Buyer, Merger Sub, the Company and the Sellers Representative have caused this Agreement to be signed, all as of the date first written above.

SELLERS REPRESENTATIVE:

Compass Group Diversified Holdings LLC, solely in its capacity as the Sellers Representative

By:	/s/ Zach Sawtelle
Name:	Zach Sawtelle
Title:	Partner

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

ANNEX A

CERTAIN DEFINED TERMS

“Accounting Principles” shall mean, in accordance with GAAP, using and applying the same accounting principles, practices, procedures, policies and methods (with consistent classifications, judgments, elections, inclusions, exclusions and valuation and estimation methodologies) used and applied by the Acquired Companies in the preparation of the Latest Audited Balance Sheet and as set forth in the Reference Statement. To the extent the Latest Audited Balance Sheet and/or the Reference Statement are inconsistent with GAAP, the accounting principles, practices, procedures, policies and methods used in the preparation of the Latest Audited Balance Sheet or set forth on the Reference Statement shall control. To the extent that the Latest Audited Balance Sheet is inconsistent with the Reference Statement, the accounting principles, practices, procedures, policies and methods set forth on the Reference Statement shall control. In any event, the Accounting Principles (a) shall be based on facts and circumstances as they exist prior to the Closing and shall exclude the effect of any act, decision or event occurring on or after the Closing, and (b) shall follow the defined terms contained in this Agreement.

“Accrued 2021 Bonus Amount” shall mean the aggregate amount payable by the Acquired Companies in respect of bonuses payable as of immediately prior to the Closing for calendar year 2021 that have not been fully paid as of immediately prior to the Closing; provided that for the avoidance of doubt, if the Closing occurs on or prior to December 31, 2021, the Accrued 2021 Bonus Amount shall not include any amounts payable for bonuses for any period commencing on or after the Closing Date (whether or not during calendar year 2021).

“Acquired Companies” shall mean the Company and each of its Subsidiaries.

“Acquisition Proposal” shall mean, with respect to the Company and its Subsidiaries, any agreement, offer, discussion, proposal or bona fide indication of interest (other than this Agreement or any other offer, proposal or indication of interest by Buyer or its Affiliates), relating to, or involving an Acquisition Transaction.

“Acquisition Transaction” shall mean (a) the purchase, issuance, grant, or disposition of a majority of the capital stock or other securities of the Company or any of its Subsidiaries, or of all or substantially all of the assets of the Company and any of its Subsidiaries, taken as a whole (other than the issuance of equity securities to existing or new Employees in the ordinary course or the issuance of capital stock upon the exercise of any Company Options) or (b) any merger, consolidation, business combination, share purchase or similar transaction involving the Company or any of its Subsidiaries, in each case other than with Buyer or its Affiliates.

“Adjusted Company Shares” shall mean the number of shares, without duplication, equal to (a) the total number of shares of Company Stock outstanding immediately prior to the Closing (on an as-converted into Company Stock basis), plus (b) the total number of shares of Company Stock issuable upon the exercise of Company Options outstanding immediately prior to the Closing.

“Adjustment Escrow Amount” shall mean an amount equal to $1,000,000.

“Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly controlling, directly or indirectly controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including the correlative terms “controlling”, “controlled by” and “under common control with”) shall mean the power, directly or indirectly, to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Aggregate Seller Ownership Percentage” shall mean the quotient, expressed as a percentage, of (a) the aggregate number of outstanding shares of Company Stock as of immediately prior to the Closing, divided by (b) the number of the Adjusted Company Shares.

“Aggregate Employee Optionholder Percentage” shall mean the quotient, expressed as a percentage, of (a) the aggregate number of shares of Company Stock issuable upon the exercise of Company Options held by all Employee Optionholders as of immediately prior to the Closing, divided by (b) the number of the Adjusted Company Shares.

“Aggregate Non-Employee Optionholder Percentage” shall mean the quotient, expressed as a percentage, of (a) the aggregate number of shares of Company Stock issuable upon the exercise of Company Options held by all Non-Employee Optionholders as of immediately prior to the Closing, divided by (b) the number of the Adjusted Company Shares.

“Anti-Corruption Laws” shall mean any Law governing financial recordkeeping and reporting requirements or for the prevention or punishment of public or commercial corruption and bribery, including the U.S. Currency and Foreign Transaction Reporting Act of 1970, the U.S. Money Laundering Control Act of 1986, the U.S. Foreign Corrupt Practices Act of 1977, 18 U.S.C. §201, the UK Bribery Act 2010 and any applicable money laundering-related or anti-corruption Laws of any other jurisdiction where the Company and its Subsidiaries is located or doing business.

“Antitrust Laws” shall mean any applicable supranational, national, county, local, foreign, U.S. federal or state antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act, the Sherman Act, the Clayton Act and the Federal Trade Commission Act, in each case, as amended, and other similar antitrust, competition or trade regulation laws of any jurisdiction other than the United States.

“Attorney-Client Communication” means any communication occurring on or prior to the Closing between Law Firm, on the one hand, and the Company, its Subsidiaries, any member of the Seller Group, or any of their respective Affiliates, on the other hand, in each case that relates to the Transaction, including any representation, warranty, or covenant of any party under this Agreement or any Related Agreement.

“Audited Financial Statements” shall mean the consolidated audited balance sheet, statement of income, statement of cash flows and the notes thereto of the Company and its Subsidiaries for the year ended December 31, 2020.

“Business Day” shall mean each day that is not a Saturday, Sunday or other day on which the Federal Reserve Bank of San Francisco, California or New York, New York is closed.

“Buyer Material Adverse Effect” shall mean any fact, state of facts, condition, change, circumstance, development, occurrence, event or effect that, either alone or in combination with any other fact, state of facts, condition, change, circumstance, development, occurrence, event or effect, that has had, or would reasonably be expected to have, a material adverse effect on the business, assets (whether tangible or intangible), liabilities, financial condition or results of operations of the Buyer and its Subsidiaries, taken as a whole; provided, that none of the following (either alone or in combination) to the extent resulting or arising from the following shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect: any adverse fact, state of facts, condition, change, circumstance, development, occurrence, event or effect attributable to (a) the execution, delivery, announcement or pendency of this Agreement or the Specified Transactions (including the impact thereof on relationships, contractual or otherwise, with, or actual or potential loss or impairment of, clients, customers, suppliers, distributors, partners, financing sources, managing directors or other employees and/or consultants); (b) any changes generally in the industries in which the Buyer and its Subsidiaries participate or in general economic conditions or financial markets; (c) any hurricanes, earthquakes, floods or other natural disasters or act of God, any act of terrorism, war or other armed hostilities, any regional, national or international calamity or global, national or regional political conditions; (d) any failure by Buyer and its Subsidiaries to meet any projections, budgets or estimates (it being understood that the facts giving rise to such failure may be taken into account in determining whether there has been a Material Adverse Effect (except to the extent such facts are otherwise excluded from being taken into account by this proviso)); (e) any changes after the Agreement Date in any applicable Law or GAAP (or other applicable accounting standards) or the interpretation thereof; (f) any changes in general United States or global economic conditions, including any changes affecting financial, credit, foreign exchange or capital market conditions and (g) the effects of COVID-19, epidemics, pandemics, disease outbreaks or any COVID-19 Measures or any change in such COVID-19 Measures; provided that with respect to the exceptions set forth in clauses (b), (c), (e), and (f) in the event that such fact, state of facts, condition, change, circumstance, development, occurrence, event or effect has had a disproportionate effect on Buyer and its Subsidiaries relative to other companies operating in the industry or industries in which Buyer and its Subsidiaries operate, then the incremental effect of such fact, state of facts, condition, change, circumstance, development, occurrence, event or effect shall be taken into account for the purpose of determining whether a Material Adverse Effect exists or would reasonably be expected to occur.

“Buyer Organizational Documents” shall mean the Fourth Amended & Restated Certificate of Incorporation of Buyer, dated April 10, 2019 (as amended from time to time), and Amended & Restated Bylaws of Buyer, dated August 30, 2015.

“Buyer Retention Agreements” shall mean each agreement entered into between Buyer and each Buyer Retention Awardee outlining the terms and conditions of such Buyer Retention Awardee’s Buyer Retention Awards.

“CARES Act” shall mean the Coronavirus Aid, Relief, and Economic Security Act (Public Law 116-136), signed into law on March 27, 2020.

“Cash Consideration” shall mean an amount equal to (a) $240,000,000, plus (b) the Closing Cash Amount, plus (c) the Closing Working Capital Adjustment Amount (which may be a positive or negative number), less (d) the Closing Indebtedness Amount, less (e) the Closing Third Party Expenses, plus (f) the aggregate exercise prices of all Company Options outstanding immediately prior to the Closing.

“Certificate” shall mean the certificate delivered by the Company pursuant to Section 8.2(c).

“Change of Control” shall mean (a) a single transaction or series of related transactions involving any sale, transfer or other disposition of more than 50% of the assets of the SPAC and its Subsidiaries (on a consolidated basis), or (b) a single transaction or series of related transactions involving any sale, transfer or other disposition of more than 50% of the outstanding voting securities of the SPAC (or any successor thereto), in each case, to any Person or group (as defined in the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder), including by means of a consolidation, merger, or reorganization of the SPAC (or any successor thereto). Notwithstanding the foregoing, any transfer of voting securities of the SPAC (or any successor thereto) by an Affiliate of the SPAC (or any successor thereto) to any Affiliate of such transferring Affiliate shall not be taken into account for purposes of determining whether a Change of Control has occurred.

“Closing Cash Amount” shall mean, as of immediately prior to Closing, an amount equal to all cash and cash equivalents (including money market accounts, money market funds, money market instruments, short term investments, certificates of deposit, bank deposits, deposits in transit, and demand deposits) of the Acquired Companies, determined on a consolidated basis in accordance with the Accounting Principles. For the avoidance of doubt, “Closing Cash Amount” shall (a) be calculated net of all issued but uncleared checks and drafts issued by the Acquired Companies to the extent the related accounts payable is not included in the calculation of Closing Net Working Capital Amount and (b) include all checks and wire and other transfers and drafts deposited or available for deposit for, or issued but uncleared checks made to, the account of the Acquired Companies.

“Closing Indebtedness Amount” shall mean, as of immediately prior to Closing, the Indebtedness of any of the Acquired Companies.

“Closing Net Working Capital Amount” shall mean (a) the Acquired Companies’ consolidated total current assets immediately prior to Closing less (b) the Acquired Companies’ consolidated total current liabilities immediately prior to Closing, in each case, as determined in accordance with the Accounting Principles. For purposes of calculating the Closing Net Working Capital Amount, (i) the Acquired Companies’ current assets shall exclude Closing Cash Amount and all Tax assets, and (ii) the Acquired Companies’ current liabilities shall exclude all (A) Indebtedness, (B) Third Party Expenses, (C) Income Tax Liabilities, (D) Excluded Payroll Taxes, (E) amounts accrued by the Acquired Companies in respect of bonuses for any period on or after January 1, 2022 to the extent that such bonuses were granted in the Ordinary Course of Business and in compliance with the terms of Section 7.2(f) of this Agreement, (F) expenses and/or other charges incurred or otherwise payable by any Acquired Company in connection with the treatment and/or payout of the Company Options under the terms of this Agreement, (G) short term lease liabilities, and (H) management fees payable under the MSA.

“Closing Target Net Working Capital Amount” shall mean $4,716,945.

“Closing Third Party Expenses” shall mean the Third Party Expenses of any of the Acquired Companies that shall not have been fully paid as of immediately prior to the Closing.

“Closing Working Capital Adjustment Amount” shall mean the amount (which amount may be a positive or negative number) equal to (a) the Closing Net Working Capital Amount less (b) the Closing Target Net Working Capital Amount.

“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

“Company A Common Stock” shall mean the shares of Series A common stock, $0.01 par value, of the Company.

“Company B Common Stock” shall mean the shares of Series B common stock, $0.01 par value, of the Company.

“Company Business” shall mean the business of the Acquired Companies as conducted on the Agreement Date and as of the Closing Date.

“Company Confidential Information” shall mean confidential or non-public information (including trade secrets) of the Company or any of its Subsidiaries and the confidential or non-public information provided to Company or any of its Subsidiaries by any third party which the Company or any of its Subsidiaries is obligated to keep confidential or non-public.

“Company Employee Plan” shall mean any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock related awards, welfare benefits, fringe benefits or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA which is maintained, sponsored, contributed to, or required to be contributed to, by any Acquired Company for the benefit of any current or former Employee, consultant, director or individual independent contractor, or with respect to which any Acquired Company has or may have any Liability.

“Company Equity Plan” shall mean the Company’s 2009 Non-Statutory Stock Option Plan and 2019 Stock Option Plan.

“Company Option Agreement” shall mean each agreement entered into between the Company and each Optionholder pursuant to which each Optionholder acquired their Company Options.

“Company Options” shall mean the options to purchase common stock of the Company granted under a Company Equity Plan pursuant to the terms of the Company Option Agreements.

“Company Securities” shall mean the shares of Company Stock and the Company Options.

“Company Shares Pro Rata Fraction” shall mean, with respect to a particular Company Stockholder, a fraction (a) whose numerator is the aggregate number of outstanding shares of Company Stock held by such Company Stockholder as of immediately prior to the Closing, and (b) whose denominator is the aggregate number of shares of Company Stock outstanding immediately prior to the Closing, as set forth opposite such Company Stockholder’s name on the Allocation Schedule. For the avoidance of doubt, the Company Shares Pro Rata Fraction of all Company Stockholders shall be equal to 1.

“Company Stock” shall mean the Company A Common Stock and the Company B Common Stock.

“Company Stockholder” shall mean any holder of shares of Company Stock.

“Consulting Agreement” shall mean the Consulting Agreement in the form attached hereto as Exhibit I-4 executed and delivered concurrently with the execution of this Agreement by the Consulting Employee, which will become effective upon the Closing.

“Consulting Employee” shall mean Jeff Yacoub.

“Contract” shall mean any legally binding written or oral agreement, contract, subcontract, settlement agreement, lease, sublease, instrument, permit, concession, franchise, binding understanding, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license, sublicense, insurance policy or other legally binding commitment or undertaking of any nature. Notwithstanding anything to the contrary herein, “Contract” shall exclude any purchase orders entered into by the Company or any of its Subsidiaries in the Ordinary Course of Business.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means a Person’s and/or any of its Subsidiaries’ compliance with any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester, safety or similar Law, guidelines or recommendations promulgated by any Governmental Entity, the Centers for Disease Control and Prevention or the World Health Organization, in each case, in connection with, related to, or in response to COVID-19, including the CARES Act and Families First Act.

“COVID-19 Response” means any reasonable action or inaction, including the establishment of any policy, procedure or protocol, by a Person or any such Person’s Subsidiaries that such Person determines in its reasonable discretion is necessary, advisable or prudent in connection with (i) mitigating the adverse effects of COVID-19 or applicable COVID-19 Measures, (ii) ensuring compliance by such Person or any of such Person’s Subsidiaries with COVID-19 Measures applicable to any of them and/or (iii) in respect of COVID-19, protecting the health and safety of employees or other persons with whom such Person or any of such Person’s Subsidiaries and/or any of their respective personnel come into contact with during the course of business operations.

“Deferred Payroll Taxes” shall mean the “applicable employment taxes” (as defined in Section 2302(d) of the CARES Act) payable by an Acquired Company that (a) relate to the portion of the “payroll tax deferral period” (as defined in Section 2302(d) of the CARES Act) that occurs prior to the Closing and (b) are payable following the Closing as permitted by Section 2302(a) of the CARES Act.

“DOL” shall mean the United States Department of Labor.

“Dollars” or “$” shall mean United States Dollars.

“Employee” shall mean any current or former employee of any Acquired Company.

“Employee Optionholders” shall mean Optionholders who are not Non-Employee Optionholders.

“Employee Options Pro Rata Fraction” shall mean, with respect to a particular Employee Optionholder, a fraction (a) whose numerator is the aggregate number of outstanding shares of Company Stock issuable upon the exercise of a Company Option held by such Employee Optionholder as of immediately prior to the Closing, and (b) whose denominator is the total number of shares of Company Stock issuable upon the exercise of Company Options outstanding immediately prior to the Closing that are held by Employee Optionholders, as set forth opposite such Employee Optionholder’s name on the Allocation Schedule. For the avoidance of doubt, the Employee Options Pro Rata Fraction of all Employee Optionholders shall be equal to 1.

“Environmental, Health and Safety Requirements” shall mean all applicable Law concerning or relating to worker/occupational health and safety, or pollution or protection of the environment, including those relating to the presence, use, manufacturing, refining, production, generation, handling, transportation, treatment, recycling, transfer, storage, disposal, distribution, importing, labeling, testing, processing, discharge, release, threatened release, control or other action or failure to act involving cleanup of any Hazardous Materials.

“Equity Interests” shall mean, with respect to any Person, any capital stock of, or other ownership, membership, partnership, joint venture or equity interest in, such Person or any securities, options, warrants, call, subscription or other rights or entitlements of, or granted by, such Person or any of its Affiliates that are convertible into, or are exercisable or exchangeable for any such capital stock or other ownership, partnership, joint venture or equity interest, in all cases, whether vested or unvested.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any Subsidiary or other current or former Person or entity under common control with the Company within the meaning of Section 414(b), (c), (m) or (o) of the Code, and the regulations issued thereunder.

“Escrow Agent” shall mean U.S. Bank National Association or such other escrow agent as may be mutually agreed upon in writing by Buyer and the Sellers Representative.

“Excluded Payroll Taxes” means the employer’s share of any Taxes due under Section 3111(a) of the Code in the case of any Employee whose base salary from the Acquired Companies for the 2020 tax year exceeded $142,800, determined, for the avoidance of doubt, without regard to any bonuses or other similar compensatory payments in excess of such Employee’s base salary.

“Families First Act” means the Families First Coronavirus Response Act (including any changes in state or local Law that are analogous to provisions of the Families First Act or adopted to conform to the Families First Act) and any legislative or regulatory guidance issued pursuant to such Laws.

“Fraud” shall mean actual and intentional fraud within the meaning of Delaware common law with respect to the representations and warranties set forth in this Agreement, the Certificate, the Joinder Agreements, the Option Surrender Agreements or the Letters of Transmittal. For the avoidance of doubt, “Fraud” does not include any other form of fraud or misrepresentation (whether reckless, negligent, constructive or otherwise) other than actual and intentional fraud within the meaning of Delaware common law with respect to the representations and warranties set forth in this Agreement, the Certificate, the Joinder Agreements, the Option Surrender Agreements or the Letters of Transmittal.

“Fundamental Representations” shall mean the representations and warranties contained in Section 3.1(a) (Organization of the Acquired Companies), Section 3.2(a), (c) and (e) (Company Capital Structure), Section 3.3 (No Other Subsidiaries; Ownership Interests), Section 3.4(a) (Authority and Enforceability), and Section 3.18 (Brokers’ and Finders’ Fees).

“GAAP” shall mean United States generally accepted accounting principles.

“Governmental Entity” shall mean (a) any supranational, national, U.S. federal, state, county, municipal, local, or foreign government or any entity exercising executive, legislative, judicial, regulatory, taxing, or administrative functions of or pertaining to government, (b) any public international governmental organization or (c) any agency, division, bureau, department, or other political subdivision of any government, entity or organization described in the foregoing clauses (a) or (b) of this definition (including patent and trademark offices and self-regulatory organizations).

“Hazardous Materials” shall mean any substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, or radiation for which liability or standards of conduct can be imposed under any Environmental, Health and Safety Requirements.

“Income Tax Liability” means, with respect to any jurisdiction, an amount equal to the cash liability for Income Taxes of an Acquired Company for Pre-Closing Tax Periods that are unpaid as of the Closing Date and that are first due after the Closing Date.

“Income Tax Liability Accrual” means an amount equal to the sum of the Income Tax Liability separately calculated for (a) each jurisdiction in which an Acquired Company filed Tax Returns for Income Taxes with respect to the last Tax year for which a Tax Return was due (taking into account any applicable extensions) and (b) each jurisdiction in which an Acquired Company commenced activities after the end of such Tax year; provided, however, that the “Income Tax Liability Accrual” (i) shall be determined in accordance with the past practices of such Acquired Company, (ii) shall not include any Taxes resulting from any action by Buyer on the Closing Date following the Closing that is outside the Ordinary Course of Business, (iii) shall be determined, in the case of any Straddle Period, by assuming that such Straddle Period ends on the end of the Closing Date, and (iv) shall reflect any Transaction Deductions in a Pre-Closing Tax Period to the extent permitted by applicable Law.

“Income Tax Return” shall mean a Tax Return primarily relating to Income Taxes.

“Income Taxes” shall mean Taxes imposed on, or determined by reference to, income, including net income, net profits or branch profits (including any gross receipts Tax or franchise Tax imposed in lieu of the foregoing).

“Indebtedness” of any Person at any time shall mean, without duplication: (a) all liabilities of such Person for borrowed money; (b) all obligations evidenced by bonds, debentures, notes (convertible or otherwise) or similar instruments, and all liabilities in respect of mandatorily redeemable or purchasable share capital or securities convertible into share capital; (c) all liabilities of such Person for the deferred purchase price of businesses (including any milestone, earnout or similar contingent payments); (d) the Income Tax Liability Accrual; (e) all liabilities in respect of any lease (or other arrangement conveying the right to use) which are required to be classified and accounted for under GAAP as capital leases; (f) all liabilities of such Person under any letter of credit, banker’s acceptance or similar instrument, in each case, to the extent called or drawn upon and not paid; (g) the Accrued 2021 Bonus Amount, (h) all accrued interest, fees and prepayment penalties on the items described in clauses (a) through (f) above; (i) all obligations of such Person under swaps, collars, caps, hedges, derivatives of any kind or similar instruments; and (j) all guarantees by such Person of any liabilities of a third party of a nature similar to the types of liabilities described in the foregoing clauses (a), (b), (c), (d), (e), (f), (g), (h) or (i), to the extent of the obligation guaranteed; provided, however, that Indebtedness shall not include any Taxes other than the Income Tax Liability Accrual. Notwithstanding the foregoing, “Indebtedness” shall not include (i) Third Party Expenses or (ii) any item that would otherwise constitute “Indebtedness” that is solely an obligation from any Acquired Company to another Acquired Company.

“Indemnification Percentage” shall mean, with respect to each Selling Securityholder, the percentage determined based on the Estimated Closing Statement by dividing (a) the amount of Total Closing Consideration payable to such Selling Securityholder in respect of the Company Securities held by such Selling Securityholder (prior to deduction of amounts to be contributed to the Adjustment Escrow Amount, the Sellers Representative Reserve Fund or any Taxes (including any withholdings), but taking into account (and reducing the amount contemplated by this clause (a)) the per share exercise price of any Company Option held by such Selling Securityholder) by (b) the amount of Total Closing Consideration payable to all Selling Securityholders in respect of the Company Securities held by all Selling Securityholders (prior to deduction of any amounts to be contributed to the Adjustment Escrow Amount, the Sellers Representative Reserve Fund or any Taxes (including any withholdings), but taking into account (and reducing the amount contemplated by this clause (b)) the per share exercise price of all Company Options held by all Selling Securityholders), as set forth opposite such Selling Securityholder’s name on the Allocation Schedule. For the avoidance of doubt, the Indemnification Percentages of all Selling Securityholders shall collectively be equal to 100% in the aggregate.

“International Employee Plan” shall mean each Company Employee Plan maintained for the benefit of current or former Employees, directors, consultants or individual independent contractors who perform services outside the United States.

“IRS” shall mean the United States Internal Revenue Service.

“Knowledge” (or any derivation thereof) shall mean the actual knowledge of John Yacoub, Jeff Yacoub and David Cohrs after reasonable inquiry with all relevant current employees, consultants or advisors of the Company and its Subsidiaries who would reasonably be expected to have knowledge of the matters in question.

“Latest Audited Balance Sheet” means the audited consolidated balance sheet of the Acquired Companies for the year ended December 31, 2020.

“Law” shall mean any applicable U.S. or non-U.S. federal, state, local or other constitution, law, statute, ordinance, rule, regulation, published administrative position, policy or principle of common law, or any Order or award, in any case issued, enacted, adopted, promulgated, implemented or otherwise put into legal effect by or under the authority of any Governmental Entity.

“Legal Proceeding” shall mean any action, suit, charge, complaint, litigation, arbitration, grievance, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, investigation, referral or referral request, examination or other similar proceeding by or before, or otherwise involving, any court or other Governmental Entity.

“Liability” shall mean, with respect to any Person, all debts, liabilities, commitments and obligations of any kind (whether known or unknown, contingent, accrued, due or to become due, secured or unsecured, matured or otherwise), regardless of whether such liabilities are required to be reflected on a balance sheet in accordance with GAAP.

“Lien” shall mean any lien, pledge, charge, claim, mortgage, security interest or other encumbrance of any sort.

“Lock-Up Shares” shall mean, with respect to any Selling Securityholder, the Stock Consideration issued to such Selling Securityholder pursuant to Section 2.1(b) and any SPAC Shares issued as Post-Closing SPAC Shares to such Selling Securityholder.

“Losses” shall mean any and all judgments, settlements, losses, damages, interest, fines, penalties, Taxes, costs and expenses (including reasonable legal, accounting and other costs and expenses of professionals incurred in connection with investigating or defending any and all demands, claims, actions, causes of action, suits, proceedings, assessments, judgments or appeals); provided, that “Losses” shall not include any exemplary or punitive damages (except to the extent paid or payable by a Buyer Indemnified Party to a third party in connection with a Third Party Claim).

“made available” shall mean that a correct and complete copy of the document (including any amendments, exhibits and schedules thereto) referenced in such statement has been posted in the electronic data site managed by the Company at https://americas.datasite.com for the express purpose of facilitating the Transactions prior to 5:30 p.m. (Pacific Time) on the day that is one day prior to the Agreement Date.

“Material Adverse Effect” shall mean any fact, state of facts, condition, change, circumstance, development, occurrence, event or effect that, either alone or in combination with any other fact, state of facts, condition, change, circumstance, development, occurrence, event or effect, that has had, or would reasonably be expected to have, a material adverse effect on the business, assets (whether tangible or intangible), liabilities, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, that none of the following (either alone or in combination) to the extent resulting or arising from the following shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect: any adverse fact, state of facts, condition, change, circumstance, development, occurrence, event or effect attributable to (a) the execution, delivery, announcement or pendency of this Agreement or the transactions contemplated hereby (including the impact thereof on relationships, contractual or otherwise, with, or actual or potential loss or impairment of, clients, customers, suppliers, distributors, partners, financing sources, managing directors or other employees and/or consultants); (b) any changes generally in the industries in which the Company and its Subsidiaries participate or in general economic conditions or financial markets; (c) any hurricanes, earthquakes, floods or other natural disasters or act of God, any act of terrorism, war or other armed hostilities, any regional, national or international calamity or global, national or regional political conditions; (d) any failure by the Company and its Subsidiaries to meet any projections, budgets or estimates (it being understood that the facts giving rise to such failure may be taken into account in determining whether there has been a Material Adverse Effect (except to the extent such facts are otherwise excluded from being taken into account by this proviso)); (e) any changes after the Agreement Date in any applicable Law or GAAP (or other applicable accounting standards) or the interpretation thereof; (f) any changes in general United States or global economic conditions, including any changes affecting financial, credit, foreign exchange or capital market conditions; and (g) the effects of COVID-19, epidemics, pandemics, disease outbreaks or any COVID-19 Measures or any change in such COVID-19 Measures; provided that with respect to the exceptions set forth in clauses (b), (c), (e) and (f) in the event that such fact, state of facts, condition, change, circumstance, development, occurrence, event or effect has had a disproportionate effect on the Company and its Subsidiaries relative to other companies operating in the industry or industries in which the Company and its Subsidiaries operate, then the incremental effect of such fact, state of facts, condition, change, circumstance, development, occurrence, event or effect shall be taken into account for the purpose of determining whether a Material Adverse Effect exists or would reasonably be expected to occur.

“Merger Sub Organizational Documents” shall mean the Certificate of Incorporation of Merger Sub, dated October 5, 2021, and Bylaws of Merger Sub, dated October 5, 2021.

“MSA” means that certain Management Services Agreement, dated September 20, 2005 (and as amended or otherwise modified from time to time), by and between Advanced Circuits, Inc., a Colorado corporation (“ACI”) and Compass Group Management LLC, a Delaware limited liability company (“CGM”) (as successor in interest to WAJ, LLC), as amended by that certain Amendment to Management Services Agreement, dated as of May 16, 2009, by and between ACI and CGM, and by that certain Second Amendment of Management Services Agreement, dated as of October 1, 2009, by and between ACI and CGM.

“Non-Compete Parties” shall mean those Persons set forth on Schedule H-1 attached hereto.

“Non-Competition and Non-Solicitation Agreement” shall mean each Non-Competition and Non-Solicitation Agreement in the form attached hereto as Exhibit I-1 executed and delivered concurrently with the execution of this Agreement by Non-Compete Parties, which will become effective upon the Closing.

“Non-Employee Optionholders” shall mean Optionholders who are not, and have not been, Employees of any Acquired Company.

“Non-Employee Options Pro Rata Fraction” shall mean, with respect to a particular Non-Employee Optionholder, a fraction (a) whose numerator is the aggregate number of outstanding shares of Company Stock issuable upon the exercise of a Company Option held by such Non-Employee Optionholder as of immediately prior to the Closing, and (b) whose denominator is the total number of shares of Company Stock issuable upon the exercise of Company Options outstanding immediately prior to the Closing that are held by Non-Employee Optionholders, as set forth opposite such Non-Employee Optionholder’s name on the Allocation Schedule. For the avoidance of doubt, the Non-Employee Options Pro Rata Fraction of all Non-Employee Optionholders shall be equal to 1.

“Non-Solicit Parties” shall mean those Persons set forth on Schedule H-2 attached hereto.

“Non-Solicitation Agreement” shall mean each Non-Solicitation Agreement in the form attached hereto as Exhibit I-2 executed and delivered concurrently with the execution of this Agreement by Non-Solicit Parties, which will become effective upon the Closing.

“Optionholder” shall mean any holder of a Company Option.

“Order” shall mean any order, judgment, injunction, ruling, edict, or other decree, whether temporary, preliminary or permanent, enacted, issued, promulgated, enforced or entered by any Governmental Entity.

“Ordinary Course of Business” shall mean, with respect to the Company and its Subsidiaries, the ordinary course of business consistent with the Company and its Subsidiaries’ past practice; provided, that, deviations from such ordinary course of business consistent with past practice of the Company and its Subsidiaries shall not be deemed outside the Ordinary Course of Business to the extent such deviations were (if prior to the execution of this Agreement) or are (if after the execution of this Agreement) a COVID-19 Response.

“Paying Agent” shall mean the paying agent appointed by the Buyer, in its capacity as the payments administrator; provided that the paying agent appointed by the Buyer shall be reasonably satisfactory to the Sellers Representative.

“Payroll Tax Executive Order” shall mean the Presidential Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, as issued on August 8, 2020 and including any administrative or other guidance published with respect thereto by any Taxing Authority (including IRS Notice 2020-65).

“Pension Plan” shall mean each Company Employee Plan that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA.

“Per Share Adjusted Cash Consideration” shall mean, in respect of each share of Company Stock held by a Company Stockholder or issuable upon the exercise of a Company Option, an amount in cash equal to (a) the Per Share Cash Consideration minus (b) the Per Share Adjustment Escrow Amount minus (c) the Per Share Reserve Fund Amount.

“Per Share Adjustment Escrow Amount” shall mean, in respect of each share of Company Stock held by a Company Stockholder or issuable upon the exercise of a Company Option, an amount in cash equal to (a) the Adjustment Escrow Amount divided by (b) the Adjusted Company Shares.

“Per Share Cash Consideration” shall mean, in respect of each share of Company Stock held by a Company Stockholder or issuable upon the exercise of a Company Option, an amount in cash equal to (a) Cash Consideration divided by (b) the Adjusted Company Shares.

“Per Share Post-Closing Stock Consideration” shall mean, in respect of each share of Company Stock held by a Company Stockholder or issuable upon the exercise of a Company Option, a number of shares of SPAC Common Stock equal to (a) the Post-Closing SPAC Shares divided by (b) the Adjusted Company Shares.

“Per Share Reserve Fund Amount” shall mean, in respect of each share of Company Stock held by a Company Stockholder or issuable upon the exercise of a Company Option, an amount in cash equal to (a) the amount of the Sellers Representative Reserve Fund divided by (b) the Adjusted Company Shares.

“Per Share Stock Consideration” shall mean, in respect of each share of Company Stock held by a Company Stockholder or issuable upon the exercise of a Company Option, a number of shares of SPAC Common Stock equal to (a) the Stock Consideration divided by (b) the Adjusted Company Shares.

“Permitted Liens” shall mean (a) statutory liens for Taxes or other governmental charges that are not yet due and payable or the amount and validity of which are being contested in good faith through appropriate proceedings and for which adequate reserves have been established on the Financials in accordance with GAAP; (b) inchoate statutory Liens to secure obligations to landlords, lessors or renters under leases or rental agreements (including Lease Agreements); (c) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable Law; (d) inchoate statutory Liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like Liens; (e) zoning, entitlement, building, and other land use regulations imposed by Governmental Entities having jurisdiction over the Leased Real Property which individually or in the aggregate with other such Liens do not materially impair the use of such property in the conduct of the Acquired Companies’ business as presently conducted, (f) covenants, conditions, restrictions, easements and other matters of record affecting title to the Leased Real Property which individually or in the aggregate with other such Liens does not materially impair the use of such property in the conduct of the Acquired Companies’ business as presently conducted, (g) Liens encumbering the underlying fee interest of any Leased Real Property, (h) matters that would be disclosed by an inspection or accurate survey of the Leased Real Property, (i) purchase money Liens and Liens securing rental payments under capital lease arrangements, (j) any non-exclusive licenses of Owned Intellectual Property Rights granted by the Company or any of its Subsidiaries in the Ordinary Course of Business, (k) any minor imperfection of title or similar Liens which individually or in the aggregate with other such Liens does not impair the value of or the ability to use or transfer the property subject to such Liens or the use of such property in the conduct of the Acquired Companies’ business as presently conducted, and (l) those matters listed on Schedule I.

“Person” shall mean an individual or entity, including a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a Governmental Entity.

“Post-Closing SPAC Shares” shall mean 2,400,000 shares of SPAC Common Stock.

“Pre-Closing Tax Period” shall mean any taxable year or period that ends on or before the Closing Date and, with respect to any Straddle Period, the portion of such taxable year or period ending on and including the Closing Date.

“Pro Rata Fraction” shall mean, with respect to a particular Selling Securityholder, a fraction (a) whose numerator is the aggregate number of outstanding shares of Company Stock held by such Selling Securityholder or issuable upon the exercise of a Company Option held by such Selling Securityholder, in each case, as of immediately prior to the Closing, and (b) whose denominator is the number of the Adjusted Company Shares. For the avoidance of doubt, the total of all Pro Rata Fractions shall equal one (1).

“Related Agreements” shall mean the Non-Competition and Non-Solicitation Agreements, the Non-Solicitation Agreement, the Escrow Agreement, the Joinder Agreements, the Payments Administration Agreement, the Letters of Transmittal, the Option Surrender Agreements and all other agreements and certificates entered into by the Buyer, Company or the Company Stockholders (as applicable) in connection with the Closing and the Transactions.

“Representatives” shall mean, with respect to a Person, such Person’s officers, directors, Affiliates, stockholders or employees, or any investment banker, attorney, accountant, auditor or other advisor or authorized agent.

“RWI Policy” shall mean that certain representation and warranties insurance policy, if any, obtained by the Buyer in connection with the transactions contemplated by this Agreement.

“SEC” shall mean the Securities and Exchange Commission.

“Seller Consideration” shall mean an amount equal to the Cash Consideration, the Stock Consideration and, as applicable, the Post-Closing SPAC Shares (if any).

“Seller Group” means any of the Selling Securityholders and/or any of their respective Affiliates.

“Selling Securityholders” shall mean the Company Stockholders and the Optionholders and “Selling Securityholder” shall mean any one of them.

“Separation Agreement” shall mean each Separation Agreement in the form attached hereto as Exhibit I-3 executed and delivered concurrently with the execution of this Agreement by the Terminating Employees, which will become effective upon the Closing.

“SPAC” shall mean a publicly traded special purpose acquisition company identified and selected by Buyer (in its sole and absolute discretion) to acquire all of the outstanding shares of capital stock of Buyer.

“SPAC Common Stock” shall mean the common stock of the SPAC.

“SPAC Shares” shall mean the shares of SPAC Common Stock to be issued to the Selling Securityholders under the terms and conditions of this Agreement.

“SPAC Transaction” shall mean the acquisition of all of the outstanding shares of capital stock of Buyer by the SPAC.

“Specified Transactions” shall mean, collectively, the Transactions, the SPAC Transaction and the transactions contemplated by that certain Stock Purchase Agreement, dated as of August 13, 2021, by and among the Company, Whizz Systems, Inc., a Delaware corporation, and the other parties thereto.

“Stock Consideration” shall mean a number of shares of SPAC Common Stock equal to (a) $70,000,000 divided by (b) $10.00.

“Stockholders’ Agreement” shall mean that certain Stockholders’ Agreement of the Company made as of September 20, 2005, by and among Compass AC Holdings, Inc., a Delaware corporation, Compass Advanced Partners, L.P., a Bahamian limited partnership, Madison Capital Funding LLC, a Delaware limited liability company, Allied Capital Corporation, a Maryland corporation, John Yacoub, Ashraf Yacoub, Dan Chouinard, Jim Hellmer, Larry McQuinn, and the Additional Holders (as defined therein) from time to time, as amended and/or restated from time to time.

“Straddle Period” shall mean any taxable period that begins on or before and ends after the Closing Date.

“Subsidiary” shall mean, with respect to any Person, any corporation of which a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or any partnership, association or other business entity of which a majority of the partnership or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof. For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, association or other business entity if such Person is allocated a majority of the gains or losses of such partnership, association or other business entity or is or controls the managing director or general partner of such partnership, association or other business entity.

“Suitability Documentation” shall mean the accredited stockholder questionnaire and related documentation in the form of Exhibit J.

“Tax” or, collectively, “Taxes” shall mean any and all U.S. federal, state, local and non-U.S. taxes, assessments and other governmental charges, duties (including stamp duty), impositions and liabilities, including capital gains tax, taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, escheat, excise and property taxes as well as social security charges (including health, unemployment, workers’ compensation and pension insurance) or similar or other taxes governmental fee, governmental assessment or governmental charge of any kind whatsoever and denominated by any name whatsoever, together with all interest, penalties, and additions imposed with respect to such amounts, in each case imposed by any Taxing Authority.

“Tax Return” shall mean any return, declaration, notice, statement, claim for refund, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) or other document filed or required to be filed with any Taxing Authority with respect to Taxes and including all amendments or supplements thereof.

“Taxing Authority” shall mean any Governmental Entity responsible for the imposition or collection of any Tax.

“Terminating Employee” shall mean John Yacoub and Jeff Yacoub.

“Third Party Expenses” shall mean all costs, fees and expenses, including all legal, accounting, financial advisory, consulting and all other costs, fees and expenses of third parties incurred by any Acquired Company prior to the Closing in connection with the negotiation, consummation or effectuation of the terms and conditions of this Agreement and the Transactions, including: (i) any payments made or anticipated to be made by any Acquired Company as a brokerage or finders’ fee, agents’ commission or any similar charge, in connection with the Transactions; (ii) any bonus, severance, change-in-control payments, bonus or other payment in lieu of any previously promised but ungranted equity award, or similar payment obligations of any Acquired Company that become due and payable in connection with the consummation of the Transactions (provided that, for the avoidance of doubt, Third Party Expenses shall not include any severance or other amounts that become due and payable after the Closing as a result of an Employee’s departure from any Acquired Company following the Closing pursuant to a resignation for “good reason” or a termination without “cause” (as “good reason” and “cause” are defined in any applicable employment, consulting, independent contractor, advisor, or service provider agreement, bonus or incentive compensation arrangement, commission agreement, severance agreement, retention or transaction bonus agreement, or change of control agreement)); (iii) all severance, termination payments, bonuses and other payments made to Terminating Employees pursuant to the Separation Agreements (including without limitation pursuant to Section 3 and Section 6 thereof); provided, however, if, and only if, the Closing shall take place on or after January 1, 2022, Buyer shall contribute $500,000 (subject to reduction as provided in the proviso at the end of this clause (iii)) towards all such payments under the Separation Agreements such that the amount to be included in Third Party Expenses for purposes of this Agreement pursuant to this clause (iii) shall be reduced by $500,000 (provided that in the event that the contribution of the $500,000 described above would cause the amount that would be included in Third Party Expenses pursuant to this clause (iii) to be negative, then the $500,000 required to be contributed by Buyer pursuant to the foregoing shall be reduced on a dollar-for-dollar basis until the amount included in Third Party Expenses pursuant to this clause (iii) is no longer negative); (iv) any Liability of any Acquired Company under deferred compensation plans, phantom equity plans, severance or bonus plans, or similar arrangements to the extent payable as a result of the Transactions; (v) all fees and expenses payable to the Escrow Agent under the Escrow Agreement; (vi) any Transaction Payroll Taxes; (vii) the cost of the D&O Tail Policy; and (viii) 50% of the Transfer Taxes referenced in Section 6.2(f). Notwithstanding anything to the contrary herein, “Third Party Expenses” shall not include any Excluded Payroll Taxes and more than 50% of the Transfer Taxes referenced in Section 6.2(f).

“Total Closing Consideration” shall mean the Cash Consideration and the Stock Consideration.

“Transaction Deductions” means all Tax deductions available to the Acquired Companies as a result of or in connection with the transactions contemplated by this Agreement (including deductions related to the repayment of Indebtedness, the payment of Third Party Expenses and payments of amounts that would have been Third Party Expenses but for the fact that they were paid prior to the Closing, and the payment of any fees or other costs and expenses associated with the transactions contemplated by this Agreement).

“Transaction Payroll Taxes” shall mean the employer’s portion of any employment, payroll or similar Taxes with respect to any bonuses, payments on Company Stock or with respect to Company Options (to the extent applicable), severance, change-in-control or other compensatory payments in connection with the Transactions paid at, prior to, or otherwise in connection with Closing, payable by (or on behalf of) an Acquired Company, and excluding any Excluded Payroll Taxes. For the avoidance of doubt, Transaction Payroll Taxes do not include the employer’s portion of any employment, payroll or similar Taxes with respect to payments of (i) the Post-Closing Excess Amount, (ii) the Remaining Escrow Amount, or (iii) the issuance of Post-Closing SPAC Shares.

“Transfer Taxes” shall mean any transfer, stamp, documentary, sales, use, registration, goods and services, harmonized sales, recording, filing, value-added and other similar Taxes incurred in connection with the Transactions.

“Unpaid Pre-Closing Taxes” shall mean (a) any Taxes of each of the Acquired Companies for any Pre-Closing Tax Period that are not yet paid (including such Taxes that are not yet due and payable) as of the Closing Date (including Deferred Payroll Taxes and including any Taxes imposed on income includible by an Acquired Company for the Pre-Closing Tax Period of such Acquired Company that includes the Closing Date pursuant to Sections 951, 951A or 965 of the Code arising out of, resulting from or attributable to income earned or property held by a Subsidiary of the Company in any Pre-Closing Tax Period (assuming for this purpose that the taxable year of the CFC giving rise to such income ends on the end of the Closing Date)), (b) any Taxes of a Person (other than an Acquired Company) for which an Acquired Company (or any predecessor of an Acquired Company) is liable (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Tax Law) as a result of having been a member of an affiliated, consolidated, combined, unitary or similar group (including any arrangement for group or consortium relief or similar arrangement) before the Closing or (ii) as a result of an express or implied obligation to indemnify such Person, as a transferee or successor, by Contract, by operation of Law or otherwise, in each case, as a result of an event or transaction occurring before the Closing, (c) the portion of Transfer Taxes borne by the Selling Securityholders pursuant to Section 6.2(f), and (d) any unpaid Liabilities of the Acquired Companies under Section 965 of the Code, including any Taxes deferred pursuant to Section 965(h) of the Code. Unpaid Pre-Closing Taxes shall not include any Excluded Payroll Taxes.

“WARN” shall mean the Worker Adjustment and Retraining Notification Act.